8/3

07025842

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Renewable Energy Corp ASA

*CURRENT ADDRESS

PROCESSED
AUG 1 3 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34968 FISCAL YEAR 12-31-06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ]

AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ]

SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: dw

DAT : 8/9/07

082-34968

OSLO BØRS NewsWeb

Utsteder Renewable Energy Corporation ASA

Instrument — alle —

Kategori — alle —

Fra dato 01.01.2007

lenke

12-31-06
AR/S

27.04.2007 08:00:26 Marked=OB Utsteder=Renewable Energy Corporation ASA Instrument=REC **ANNUAL REPORT 2006** trykt års/delårsrapport

See attachments on Newsweb.no

Oslo, April 27, 2007: Renewable Energy Corporation (REC) has today published its annual report for 2006. Enclosed you will find a .pdf version of this report.

The annual report is also available on the REC Group`s website at www.recgroup.com.

A printed copy of the annual report will be distributed by mail to all shareholders, investors, analysts, journalists and others who follow the company. For further printed copies of the report, please contact:

Bjørn R. Berntsen
Shareholder Services
Phone: +47 67 81 52 54
Email: irpost@recgroup.com

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2006 of NOK 4,334 million and an operating profit of NOK 1,574 million. Please also see www.recgroup.com

For more information, please contact;
Jon Andre Løkke, SVP & Investor Relation Officer,
+47 67 81 52 65


BR
OADERSMAR
TER

WE ARE EXCELLING ACROSS THE VALUE CHAIN, BUILDING ON OUR UNIQUE POSITION AS THE MOST INTEGRATED SOLAR ENERGY COMPANY IN THE WORLD.

[illegible] We are investing substantial resources in R&D, expanding production capacity, continuously strengthening our organization and ensuring balanced growth across the value chain. Maintaining our [illegible] such as achieving low production costs, we aim to enhance our position as a leader in the PV industry.

REC Group



AGGRESSIVE INVESTMENT
During 2006, REC committed to investing over NOK 8 billion in expansion projects throughout the group. The investments will secure the capacity needed for further growth.

CONTINUED PROGRESS IN COST REDUCTIONS
Unit costs declined despite increased expenses related to expansion projects and production ramp-ups. At REC Wafer, the average unit cost per wafer in the most efficient plant declined by about 15 percent year-on-year. At REC Solar, cell conversion cost on an annual basis declined by about 10 percent in the same time period. Progress in every division during 2006 means REC is on track to meet its cost targets.

STRONG GROWTH IN REVENUE AND EBIT
Group revenues rose to NOK 4.3 billion in 2006 from NOK 2.5 billion in 2005, reflecting higher sales in all segments, but particularly in REC Wafer and REC Solar. Revenue increases and EBITDA margin improvements fuelled a 101 percent rise in EBIT in 2006.

IPO AND LISTING ON THE OSLO STOCK EXCHANGE
On May 9, 2006, REC made its initial public offering of common stock on the Oslo Stock Exchange, debuting under the trading symbol "REC". The price was set at NOK 95 per share, at which the offering was approximately 15 times oversubscribed. The market capitalization of REC based on the offering price was approximately NOK 46.9 billion.

INCREASED SHAREHOLDING IN EVERQ
REC increased its shareholding in EverQ from 15 percent to 33.33 percent, taking equal ownership in the company. The other two partners in the JV are Q-Cells and Evergreen Solar. REC will supply EverQ with 7 400 MT of granulated polysilicon over a seven-year period to secure significant expansions.

REC Silicon

137 PERCENT RISE IN EBITDA
In 2006, REC Silicon's EBITDA rose to NOK 1 063 million from NOK 413 million in 2005. The EBITDA margin was 50 percent compared with 41 percent, year-on-year.

USD 600 MILLION EXPANSION PROJECT
Construction of a new production facility for granular polysilicon began in Moses Lake, Washington, USA. Adjacent to REC's existing plant, the new plant is based on proprietary technology for the production of granular solar grade polysilicon (SOG). The plant will add approximately 6 500 MT to REC's polysilicon production capacity, totaling close to 13 500 MT. Completion and ramp-up of production is expected in the third quarter of 2008.





USD 50 MILLION IN DE-BOTTLENECKING
REC has initiated a USD 50 million investment to further increase polysilicon production by close to 16.7 percent through de-bottlenecking, at the existing plant in Butte, Montana, USA. The project consists of both adding silane gas production capacity and modifying nearly 1/3 of the Siemens reactors installed at the plant.

00102

THE YEAR IN BRIEF



STARTUP OF NEW PLANT AT HERØYA
The new 200 MWp-capacity wafer plant at Herøya came online in 2006. Ramp-up proceeded at a higher pace than anticipated, delivering a positive financial contribution rather than the predicted negative contribution in the fourth quarter. Ramp-up to full capacity is expected to be achieved by the third quarter of 2007.

200 µm WAFERS PLATFORM SHIFT
The transition from 240 µm wafers to 200 µm wafers was completed during the fourth quarter, a technological advance which will improve polysilicon utilization going forward.

54 PERCENT RISE IN REVENUES
Revenues in REC Wafer registered a 54 percent gain, rising to NOK 2 455 million in 2006 from NOK 1 596 million in 2005. The strong revenue growth primarily reflects the fast and successful production ramp-up of the new wafer line at Herøya.

NOK 2.5 BILLION INVESTMENT IN WORLD'S LARGEST SOLAR PLANT
REC will build two new plants for multicrystalline wafers at Herøya. The plants, with a combined capacity of approximately 650 MWp, will be located adjacent to REC's existing wafer plants and the wafer technology center. Total investment costs are estimated at NOK 2.5 billion. The two new plants will go into production Q4 2008 and Q2 2009 respectively. Total annual production of multicrystalline wafers at Glomfjord and Herøya will be around 1.3 GW after completion of expansion projects in progress.

NOK 9 BILLION IN LONG-TERM CONTRACTS SIGNED
The wafer division entered into four long-term, take-or-pay agreements for the supply of multicrystalline silicon wafers to major solar cell manufacturers: Sharp, Motech, BP Solar and Suntech. Under these agreements, REC will deliver wafers worth approximately NOK 9 billion. The division achieved contract coverage of about 80 percent, based on estimated production volume until 2010.





SUCCESSFUL EXPANSION AND RAMP-UP TO 45 MWp
The ambitious expansion that began in 2005 delivered a doubling of cell production capacity and tripled module production capacity. Successful ramp-up brought production close to nameplate capacity.

STRONG FINANCIAL GAINS
This business made strong gains in revenues and EBITDA in 2006. Revenues rose 116 percent, rising to NOK 873 million in 2006 from NOK 404 million in 2005. EBITDA rose to NOK 195 million in 2006 from NOK 86 million in 2005, a 127 percent gain.



ENTERED MEDITERRANEAN MARKET
REC Solar signed a five-year contract to supply solar modules to Spanish Gamesa Solar, a specialist in equipment manufacturing and construction of solar farms. The contract value for 2006 was between EUR 25-35 million and the five-year contract volume amounts to a total of approximately 50 MWp of solar modules.

FURTHER EXPANSIONS UNDERWAY
The division initiated an expansion project that will more than quadruple its solar cell production and double its solar module production within 2008. Production of cells and modules will be increased from today's 45 MWp level, up to a total of 225 MWp in cells and 100 MWp in modules. Annualized revenues from the cell expansion will represent around NOK 3.7 billion, and from the module expansion, around NOK 1.5 billion at current price levels (according to Solar Annual 2006)


CAPITAL

IZING ON STRENGTH OWLEDGE

2006 WAS A BANNER YEAR FOR REC. This organization delivered on its commitment to growth through continuous addition of capacity, and did so while continuing to reduce production costs and generating a strong positive cash flow from operations.

When we debuted on the Oslo Stock Exchange in May, the IPO was 15 times oversubscribed, reflecting the confidence in the market for REC products, technology and strategy. The additional resources placed REC in a position of enhanced strength and flexibility. Since the IPO, we have committed to investing over NOK 8 billion in activities that will further increase the capacity and productivity of each business area.

Rising energy prices and price volatility, along with concerns regarding the impact of carbon fuel use have led to initiatives and incentive programs that support the market for solar energy, but the fact remains that our primary goal has to be to make solar energy prices truly competitive with those of other energy sources. Our integrated structure strengthens us in this mission to make the PV equation work – it optimizes knowledge synergies and R&D synergies and gives us unique insight into the PV value chain. The quest for cost-efficiencies and scalability across all our business areas continues to be a key focus of our R&D efforts.

Solar energy is a promising future energy source, but it is also a very real source of energy today. The PV market is experiencing strong growth which translates directly into great opportunity for each of REC's divisions.

REC Silicon is a world leader in the production of silicon materials. Demand for this crucial material from the PV and electronics industries far outstrips supply, underlining the outlook for solid growth in REC Silicon. In 2006, we began construction of a third facility that will add 6 500 MT in polysilicon production capacity and is based on our proprietary Fluid Bed Reactor technology. Our FBR technology, which produces granular polysilicon, is the kind of significant step forward that strengthens the value proposition of REC as a whole.

REC Wafer has bolstered its position as the world's largest producer of multicrystalline wafers. In 2006, capacity in this business more than doubled and operational improvements outpaced all expectations. Revenues have more than tripled over a three-year period. With ambitious cost reduction measures, aggressive expansion plans and an extensive contract portfolio, there is a solid platform for continued leadership. There is great demand in the market for every silicon wafer we produce, and with contracts covering 80 percent of anticipated production volumes until 2010, REC Wafer is in a favorable position. Yet we maintain our focus on building a better wafer - one that is thinner, more efficient and more cost effective at every stage of its production and use.

2006 saw REC Solar make a successful entry into the Mediterranean market and a favorable change in its product mix in module production to 210 W modules. Looking ahead, current expansion projects will include elements of a step change based on evolving technology that will deliver significant reductions in cell and module cost inputs. Production capacity is highly focused upon when it comes to cell and module producers, but the critical differentiating factor is capacity utilization. REC Solar has a strategic advantage in its reliable supply of wafers at a time when access to wafers is a limiting factor for most players in the industry. This is one of the reasons REC Solar is well positioned for further improvements in financial performance and growth. While this business is already making solid progress, we are committed to pursuing an aggressive growth strategy that will make REC Solar a sizeable downstream player.

REC has experienced strong growth within a short time and that growth will continue. We have systematically approached the challenge of building a world class organization at high speed, thereby laying the groundwork for the further expansions which are necessary to realize REC's ambitions.

High-tech solutions are the key to unlocking the potential of the sun, and we are reliant upon another natural resource for these solutions: people. I would like to take this opportunity to thank the employees of this company for each individual's contribution to REC's progress. In order to maintain our leading industry position and make the most of our strengths and opportunities, we will make significant additions to the team of talented people at REC in 2007. I can promise newcomers a dynamic environment that will challenge their expertise and skills, and a first class team to support their professional development.

We aim to work closely with all our valuable customers across all our business divisions to contribute to our common goals of well-planned growth, pioneering technology, uncompromising cost reduction focus and commitment to making solar energy truly competitive. REC intends to deliver customer value through industry-wide expertise, innovative technology and operational excellence.

We are making the most out of our every advantage in order to advance PV technology. We are finding innovative solutions, inventing new tools and processes, maximizing operational methods, expanding into new markets and recruiting the best and the brightest. We are taking the REC Group on the next stage of its journey, capitalizing on strength and knowledge and building on a strategy that has delivered positive results.

PV ENERGY MARKET 2006

19%

PV market growth



While fossil fuels will likely play a key role in meeting the global demand for energy in the coming decades, interest in and investment in renewable energy sources has been accelerated by international developments. The International Energy Agency (IEA) has estimated that world electricity demand will double between 2000 and 2030. However, significant rises in electricity prices in the USA and OECD countries, and recent major power outages in the USA have impacted consumers. At the same time, there is an increasing political awareness of and subsidy programs for renewable energy in many countries.

The principle renewable energy sources are combustible renewables, hydro, geothermal, solar, wind and tide/wave/ocean energy. Recent data from the IEA shows renewables are the third largest contributor to global electricity production and projects that renewables could supply more than a quarter of total electricity by 2030.

Photovoltaic (PV) energy is rising in popularity among renewable options. PV is a solar technology that uses solar cells to convert energy from the sun into electricity. National governmental incentive programs, such as feed-in tariffs for PV installations have been crucial in driving industry growth, because the cost of PV is generally above grid parity and such policies support this technology as it advances toward being able to generate energy at costs that are competitive with conventional sources.

Lower costs of production and technological advances that bring greater cell efficiencies are key elements of achieving competitive solar power. Competitiveness is most likely to be reached in markets that are sunny, have low interest rates and high utility prices.

While demand and political support for the industry has grown – during 2006, several PV subsidy programs were launched or extended in many countries - the global shortage of polysilicon was the principle factor in slower PV market growth in 2006. Annual growth in PV installations averaged 42 percent over the last five years, but in 2006 the global PV market grew 19 percent to

THE MOST ATTRACTIVE PV MARKETS

(exl. subsidies)

Characterized by:
- Low interest rates
- Strong sunshine
- High power prices
- Strong purchasing power



Source: NASA/SSE Feb 2005 Region average=3.8649 (kWh/m2/day) NASA/SSE 23 Feb 2005

Cost competitiveness of PV electricity


1.0
0.8
0.6
0.4
0.2
(€/kWh)
900 hrs/year: ~0.50 €/kWh
1800 hrs/year: ~0.25 €/kWh
1990 2000 2010e 2020e 2030e 2040e
Photovoltaic (PV)
Utility peak cost
Bulk cost

Source: REC, based on EC Vision report 2005



Meeting the world's increasing need for energy sustainably and securely has emerged as a crucial challenge. In the search for solutions, renewable energy sources have gained prominence. In 2006, PV energy received substantial interest and political support, but polysilicon supply issues strongly impacted industry growth.

1 744 MWp, down from 34 percent growth in 2005. Total crystalline silicon cell production rose 30 percent year-on-year in 2006, to 2 021 MWp.

Access to polysilicon is a fundamental factor in the PV industry and insufficient supply slowed growth throughout the value chain – capacity utilization dropped to 66 percent in 2006 from 78 percent in 2005, a new low in the recent history of the PV industry. The scarcity of polysilicon sparked price increases in modules, which slowed installations during the first half of 2006 and inventories grew. In the second half of 2006, prices fell back and installations picked up, but an estimated 340 MWp in unused inventory remained at year-end.

The two largest markets for PV remained Germany and Japan, representing a combined 73 percent of the world market. While growth in Germany and Japan slowed to 16 percent and 3 percent, respectively, the rest of Europe rose by 108 percent – led by developments in Spain. Despite slower progress, Germany still accounted for more than half of global demand in 2006. Both of the largest markets have well-developed domestic PV industries, established PV sales and marketing infrastructure, and strong political advocacy for the technology – shaping a healthy environment for sustained growth going forward.

MARKET FOCUS

GERMANY

Total size of the German market registered a moderate rise in 2006, ending the year at 968 MWp compared to 837 MWp in 2005. This stands in sharp contrast to the 53 percent growth seen

MARKET DEMAND

- German market was 56% of global demand (968 MWp installed)
- Japan 300 MWp
- Rest of Europe 185 MWp
- USA 140 MWp
- Rest of the world 151 MWp

WORLD MARKET SIZE 2006
(MWp) PV installations


2000
1500
1000
500
0

Source: Solarbuzz LLC 2007

The figure is an illustration of the demand curve for solar systems, e.g., the willingness to pay for solar power plants in various countries. The non-subsidized demand is based on an energy price increase of 6 % per annum.


Demand curve for PV system installation in 2010
System price (EUR/Wp)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
KOR
CAL
ITA
GRE
ESP
ROW
GER
JPN
Global
JPN
CAL
ITA
ESP
21
7
12
9
*Japan: Used discount rate at 6,7%. Using 3,0% gives a break-even system cost of 4,2 EUR/Wp
Current system installation price: 4,0-5,0 EUR/Wp
4,0
6,0
~50,0
~300,0
Current targets: ~4GW
Additional targets: ~2GW
Non-subsidized volumes: ~300GW
Current subsidized targets
Additional expected subsidized targets
Indicate an annual electricity price increase of 6% from 2006-2010

00107



a year earlier. The annual decrease in feed-in tariffs and the fluctuation in module prices from higher in the first half of the year to lower in the second half strongly influenced the development of this market. In mid-2006, module prices in Germany declined for the first time in two years.

PV market growth in Germany since 2004 has primarily been driven by the economic return from PV installations, rather than an increase in environmental motivation among purchasers. The country's Renewable Energy Act ushered in a feed-in tariff system and in 2004 new tariffs for PV systems became effective. An increasing number of banks also offer soft loans for PV systems. Funding schemes also encourage PV investors.

Coal and nuclear power are Germany's principle electricity sources and are expected to remain so for some time. However, the overall share of electricity from renewable sources rose by 1 percent year-on-year to 12 percent in 2006. The country targets an increase in this share to 20 percent by 2020, but is not expected to place special emphasis on solar electricity. In fact, a federal report issued in February 2007 projected in its development scenario a cumulative PV installation of 10 GW by 2020, implying an average annual market of only 500 MWp in the coming years. This suggests a likely decline in the funding level for PV investments in Germany. A mandatory review of current renewable energy-supportive legislation will occur before the end of 2007.

The German economy is showing signs of recovery, but economic growth is expected to be slower in 2007. Interest rates rose in 2006, negatively impacting the willingness of all customer groups to invest in PV systems, but the residential segment remained the most active. Commercial installations rose during the year. So far in 2007, sales in this market have been slow due to remaining inventory accumulated during 2006 and customer expectations of further price falls in the short-term. The residential and commercial segments are both expected to grow in the future.

JAPAN

The Japanese market stagnated in 2006, rising only to 300 MWp from 292 MWp, year-on-year. For the first time in over a decade, the residential market weakened. A 12-year residential PV subsidy program ended in 2005, but even in the absence of federal subsidies, the market has continued to move forward - though at a slower pace. During 2006, government support for PV has switched focus from the traditionally leading residential segment to large commercial systems or clusters of PV systems. The largest system in the country (5.15 MWp) was launched during this time, and a program to reduce CO_2 emissions through community or region-wide PV installment also began.

Oil, coal and natural gas are the main sources of energy for Japan, but the country has a stated goal of installing 4.82 GW of PV by 2010 and must also reduce greenhouse gas emissions by 6 percent of baseline 1990 by 2012, in accordance with the Kyoto Protocol agreement. Electricity demand in Japan has grown steadily over the last two years and is expected to grow at an average of 0.9 percent through 2027. In 2006, 50 percent of the country's total electricity was generated by oil, gas and coal plants, while only 7 percent was contributed by renewables.

7 GW

Cumulative global PV installation reached just below 7 GW, representing ten-fold growth in the last nine years

Rest of Europe market (MWp)


1200
1000
800
600
400
200
0
02
03
04
05
06

Source: Solarbuzz LLC 2007

Rest of world market (MWp)


150
120
90
60
30
0
02
03
04
05
06

Source: Solarbuzz LLC 2007

United States market (MWp)


150
120
90
60
30
0
02
03
04
05
06

Source: Solarbuzz LLC 2007



The government was responsible for fostering the PV market, but further PV growth has been promoted by relatively low module prices, the voluntary electricity buy-back schemes of national utilities, the energy-efficiency focus of homebuilders, high electricity prices and low interest rates.

USA

The USA market had solid growth in 2006, rising to 140 MWp from 105 MWp year-on-year, bolstered by strong performance in the residential segment mostly due to the California Emerging Renewables and New Jersey programs. Environmental imperatives and energy independence concerns sparked a wave of initiatives and subsidy programs supporting PV across the country.

Driven by federal tax credits, rising electricity prices, increased consumer awareness, more PV marketing, and consumer commitment to anti-global warming measures and improved energy security, the California Emerging Renewables Program promoted a 67 percent rise in installations during 2006.

As part of the Million Solar Roofs Program, California has targeted creation of 3 000 MWp of new, solar-produced electricity by 2017. The California Solar Initiative provides over USD 3.3 billion in incentives over the next decade for existing residential homes and existing and new commercial, industrial, and agricultural properties.

In March 2007, the U.S. Department of Energy announced thirteen industry-led solar technology projects will receive up to USD 168 million in funding as part of the U.S. Solar America Initiative. REC Silicon was included in the team selected under this initiative with the objective of a value chain partnership to accelerate USA's PV growth. These and other programs in the USA are expected to fuel market growth going forward.

Coal generated 49 percent of USA total electricity, while the share from renewables (excl. hydroelectric) rose 10 percent from 2005 levels to 2.6 percent.

REST OF EUROPE

The wider European PV market registered a sharp rise to 185 MWp in 2006 from 89 MWp in 2005. Renewable energy sources continued to gather support from energy independence concerns and policy commitments. Policy initiatives target a 20 percent of primary energy to come from renewables by 2020 and a 20 percent reduction in greenhouse gas emissions in the same time period.

Activity in the Spanish market comprised most of the European gains in 2006, reaching 110 MWp. The Spanish market was led by large, ground-mounted systems. The country's New Renewable Energy Plan is currently capped at 400 MWp in cumulative installed generation capacity from PV by 2010. However, it may be reasonably anticipated that this will be lifted. Feed-in tariffs for large and small systems support this market.

The PV segment has averaged over 40 percent growth annually for a number of years. There are a number of analyses and prognoses that present varying specific scenarios for the future development of the PV market, but all of them are positive and communicate expectations of continued significant growth in demand for PV products.

Germany PV market (MWp)


1000
750
500
250
0
02
03
04
05
06

Source: Solarbuzz LLC 2007

Japan PV market (MWp)


300
200
100
0
02
03
04
05
06

Source: Solarbuzz LLC 2007

40%

Estimated growth above 40% in 2005 - 2010. Estimated PV capacity installed in 2010 represents <2.5% of the annual increase in global electricity production in 2010.

Industry production (GW)*


12
9
6
3
0
Production (GW)
04
05
06
07
08
09
10

*Assuming 1200 sun hours on average

Source: Photon Consulting, Solar Annual 2006

00109


77%
growth in
revenues
BIGGERLEA
NERFAST
ER



With production ramp-ups and expansion projects underway in every division, the REC Group still achieved strong progress in productivity and declining unit costs in 2006, while simultaneously delivering solid production, revenue and margin growth.

The REC Group is a global player in the photovoltaic (PV) solar energy industry, and the company with the broadest presence across the value chain. REC is the world's largest producer of silicon and wafers for solar applications, as well as a producer of solar cells and modules. Throughout the REC Group there is a continuous focus on technological innovation, lean production and universal reduction of unit costs.

REC's business activities are organized in three divisions: REC Silicon, REC Wafer and REC Solar. REC Silicon produces silicon materials mainly for the PV industry, but also for a limited number of electronics customers. REC Wafer produces multi- and monocrystalline wafers for the PV industry, while REC Solar produces solar cells and solar modules.

REC Group headquarters is in Oslo, Norway. REC Silicon's facilities are located in Montana and Washington state, USA. REC Wafer's facilities are located in Norway, while the facilities of REC Solar are located in Norway and Sweden, with a smaller operation in South Africa.

SOLAR VIABILITY IS THE KEY

There is one imperative for the PV solar business and that same imperative is what directs all REC strategy: PV solar must achieve viability. At the same time it is important to note that there are no large scale, low cost energy sources currently available that will not have a negative impact on the environment - and hence can expect to grow without facing political limitation and drawbacks such as CO_2 costs, nuclear waste storage risks and costs etc. In the long term, PV must become completely competitive with other energy sources. While current profitability in PV solar has been pushed by tariffs and subsidies, PV has become commercially viable in many parts of Japan and will likely become so next in sunny areas

TECHNOLOGY ROADMAP

- ~60% reduction in polysilicon cost input
- Main benefits will be derived from the FBR-plant and lower consumption
- ~50% reduction in wafer conversion cost. Achieved ~15% in 2006
- Significant reduction in cell and module cost input. Achieved ~10% in cell and ~5% in module in 2006
- Further advanced technologies to be implemented in new production lines

REC 2010 COST ROADMAP
(figures in %)


100
75
50
25
0
World Class 2005[1]
REC 2010 Ambition[2]
Module Cell Wafer Polysilicon

Note 1: Cost structure as cost per watt of modules, based on world class production 2005
Note 2: Cost structure as cost per watt of modules, relative to 2005 level



EXPANSIONS UNDERWAY THROUGHOUT THE GROUP

> Growth continues, with major expansion projects in progress in every division. By increasing focus on cells and modules, REC will achieve greater balance across the value chain.

like California, Florida, Spain, India, etc. and it still has huge cost-cutting potentials. Achieving lower costs of PV-generated electricity is crucial. This necessitates a continuous push for technology and production improvements that drive down cost-per-kWh.

The PV industry is young and in a state of rapid development. REC has taken a pioneering position, investing heavily in the development of equipment and processes – especially in its silicon and wafer businesses, and carrying the benefit of this experience into its solar division. The advancement of the PV industry is dependent upon technological innovation. Improvements and solutions must come fast.

REC takes a position of industry leadership in driving down cost (measured in cost-per-produced kWh), investing its financial resources and human capital in pursuit of this goal. Each REC division has a track record of cost reductions and delivering on ambitious targets. We invest in R&D across all divisions, functions and activities. In the cost-cutting effort, REC also strives to operate all aspects of production more efficiently, through lean manufacturing principles and new technologies that produce at a lower cost. REC facilities lead the industry in efficient industrialization, with large-scale production and a high level of automation. The majority of equipment used is proprietary or developed according to customized specifications.

ENTREPRENEURSHIP IN EVERY DIVISION

Throughout the REC Group there is an emphasis not just on seizing opportunities, but on creating them. The constant pursuit of more efficient and competitive solutions and a strong customer focus leads to an organization that is entrepreneurial and dynamic in nature. REC is the world's largest producer of silicon for PV applications and holds all rights to its proprietary production technology - including a new step change process for deposition of granular silicon. REC is also the world's largest producer of silane gas, which in addition to its use in making polysilicon, is used by the electronics industry as well and for thin film silicon applications.

Producing 200 µm wafers, REC Wafer is the world's largest producer of multicrystalline wafers as well as a significant producer of monocrystalline wafers for high-efficiency cells. A shift to even thinner wafers is expected during 2007.

The group's cell and module production has gone from start-up to top-twenty in the world in four years, achieving substantial growth on the strength of its high-quality products and world-class production facilities. Further ambitious

00112

growth plans are underway, as REC seeks to achieve greater balance across its value chain, with stronger sales and marketing to broaden the customer base of this business and international expansion on the horizon.

THE POWER OF INTEGRATION

Having a broad presence across the entire value chain sets REC apart from all other companies in the PV industry. REC remains the most integrated solar company in the world, a structure that strengthens the group as a whole as much as it delivers unparalleled advantages to each division. The integration translates into a far-reaching overview and understanding of the PV industry. Because of the relationship between divisions, REC can more easily compare the cost/benefit of alternative routes to an attractive product and can efficiently adapt to the step changes that can occur in rapidly evolving industries. For example, this means little or no lag time in gearing-up to take advantage of technological advances elsewhere in the chain. It also means direct insight into the drivers of customer and supplier businesses, resulting in a more precise assessment of the implications of any related developments.

Beyond providing a better planning base and visibility into the future, the integrated structure also has fiscal benefits. REC has a more reliable financial situation, as it is better able to ride out cycles along the value chain compared to cell-only or wafer-only companies whose positions are more exposed. Among other impacts, the ability of these companies to fund R&D can fluctuate. Its structure also has the benefit of making REC a more predictable and transparent play for investors and customers.

Integration also means unparalleled utilization of production capacities because REC Silicon provides REC's other businesses with a guaranteed supply of the scarce polysilicon other players are hard-pressed to obtain. There are considerable synergies in R&D as well, with breakthroughs in one area being quickly assessed for utility and impact throughout the value chain.

Control across the value chain is a major advantage in achieving greater cost-cutting opportunities, synergies in technological innovation and maximum value creation. This is a capital-intensive, technology-driven industry. For the foreseeable future, integration is the best platform for achieving the paramount goal of competitive solar energy.



15%

reduction in wafer conversion cost. Cost reductions are progressing in all business segments.

00113


KEEN
ER-
SURER
MOVING
FORWARD
The challenges we have successfully met and the steps we have taken forward together have reinforced belief in our quest!

More than ever, REC people are enthusiastic about their industry and anxious to contribute to the future. At REC, we strive to provide a working environment that is inspiring and supportive, one that nurtures an entrepreneurial and pioneering culture made up of individuals with a firm sense of purpose and dedication.

People want not only to work in a company that is profitable, provides opportunities and attractive remuneration, they also want to be part of a company they can be proud of. We try to make REC a place where people have a strong sense of ownership, feel proud to work and recommend to others with enthusiasm. There is an extra dimension of working at REC – we work in a company that directly improves the world we live in. The world has an undeniable need for clean energy. Solar energy can fill that need and we are engaged in making it better. Being at REC also means working with leading edge technology, which provides a constant challenge and constant opportunities for professional growth. We can honestly say that our jobs not only have a future, but are participating in creating the future.

This is an entrepreneurial, pioneering culture. Initiative is strongly encouraged and supported. There is a sense of motion and progress with change as a constant. The solar industry is growing and advancing at a tremendous rate of speed and we are determined to remain at the forefront of this dynamic development. REC is growing a lot and very quickly. The strong and rapid growth means exciting steps forward for the entire organization, but it also presents challenges. Particular attention has to be paid to managing the increase in our workforce, with regard to both present staff and new recruits. Past experience provides us with some guidance and we will closely manage the process.

Given the rapid pace of development on all fronts, it is accurate to say that REC is a demanding environment. In return, we take steps to ensure that we offer a workplace and an environment that delivers a valuable return. We are a flat, team-oriented organization that encourages people to involve themselves and take responsibility. Team members are supported, respected and trusted. Managers are expected to lead by example, promote personal and professional growth and actively nurture this company's commitment to creativity and teamwork.

REC is an international workplace and will definitely become increasingly so. The talents of our multinational team have played an important role in driving this company forward. Dependent upon new ways of thinking and insightful creativity, we embrace and pursue workforce diversity as a competitive advantage.

What kind of people thrive at REC? They take pride in doing good work. They are open to changes. They are independent-minded team players, goal-oriented, responsible and engaged. They expect work to serve a purpose beyond making a living. We are fortunate in the essential quality of the people who have chosen to devote their considerable talents to this enterprise. We'd like you to meet some of them.

EMPLOYEE STATISTICS

% NUMBER OF EMPLOYEES



REC ASA 2% | REC Wafer 43%
REC Silicon 20% | REC Solar 35%

Total number of employees December 31, 2006: 1 385

- Female employees 21%
- Employees with university degree 24%
- Absence due to sickness 3%


JEN-SHENG KU

Nationality: American
Position: Operations Consultant, REC Silicon
Started at REC in 2006


SHARON E. PALMERTON

Nationality: American
Position: Marketing Specialist, REC Silicon
Started at REC in 2002

JEN-SHENG KU

I actually came out of my retirement to work here. I had taken early retirement from BASF in Germany and then I heard about REC from a friend. I liked the concept. Solar helps the environment and reduces our dependency on oil and coal and everything that contributes to the greenhouse effect. I really like the direction of the company. To enjoy where I'm working, I need a sense of accomplishment. I have to feel that I can contribute to the company and that the company can contribute to the world.

I work on all phases of operations and projects, helping improve production from an engineering standpoint. Right now, I'm working on improvement and expansion projects. Projects here are always team-oriented. Team size varies with the size of the project and it's a pretty big team to manage a 600 million dollar expansion project.

Problems are opportunities. We can make our production better and more profitable. There's always something we can do better. I still see a lot of opportunities for improvements throughout the plant. I've worked in many chemical plants, so I see exactly where I can apply my knowledge and experience.

I've been working in the chemical industry for thirty years. I took my BA in Taiwan, my MA and PhD in the USA. I was born in China. I've moved eight times in the last 20 years and I moved from Houston to come here. Even though I've lived many places, it's still a transition. But it's been worth it. REC has been what I expected, but I've been surprised by the aggressiveness of the company. I mean, the first expansion already doubled our capacity. But this is a crucial moment in solar industry history, and I'm glad to play a role in it. When even China commits to spending billions on solar, it is a strong signal that something important is happening.

What is important with so many new people coming into REC is to keep a strict focus on discipline. There should be no deviation from procedures. We handle a lot of dangerous chemicals and people have to understand there will be consequences from not doing a thorough job. Safety and accountability have to come first.

SHARON E. PALMERTON

I began working here about 10 years ago with Komatsu. When REC purchased this facility, I was given the opportunity to move to customer service, and then to marketing. I'm involved in trade shows, PR, communications, informational tours, community services/sponsorships.

One of the things that really makes a difference to me is that before REC, the focus here (after safety) was on streamlining processes and becoming profitable. Now that we have been successful with that, we're in a position to give back to the community. Employees and community interest groups have approached REC Silicon with volunteer and educational projects, which has been a pleasure to support. For example: we just recently hosted a visit from area


MORTEN WALMAN

Nationality: Norwegian
Position: Process Operator, REC Wafer
Started at REC in 2002
Employee Representative



VIET NGUYEN
Nationality: Vietnamese
Position: Process Engineer, REC Solar
Started at REC in 2006

school teachers, providing them with business and industry insight to share with their students. That's very gratifying and rewarding.

I think we have a good, cooperative environment with a broad range of ethnicities working here. Talented women, talented people in the workforce here succeed. My experience is that there is opportunity for growth and personal/professional development for any employee who works hard and wants it. I also believe that an employee who continues to grow adds value to the organization.

It's been a transition going from the electronics industry to the solar industry, but it's made all the difference. Just a few years ago this facility was downsizing, now we are working on hiring good people for the expansion.

We are stretched here – as we grow, we are feeling the need for more people. I think the demands of supporting the existing facility and the expansion facility is sometimes taxing for existing staff. But we look forward to being joined by new people who will find this company appealing on a professional and personal level.

We're not just profitable; we're making a difference in the industry and our community. I feel excited about where we're going as a company.

MORTEN WALMAN

ScanWafer (REC) came to take over a Norsk Hydro plant I worked at that was shut down and what they were doing seemed interesting. I have to say it was new for the 60 of us who came from Hydro. We knew absolutely nothing about what it was we were starting with. There were a total of about 80 people starting up this business from scratch. Coming from traditional process industry to this was a big change. There was a lot of fun - new equipment, improvements, learning new things. And there still is. There is something new just about every week. This is definitely a place where what you did yesterday may not be what you are going to do tomorrow.

I work as a Process Operator, working with the wafer saw. I'm also the employee representative. We are unionized and all operators share equally in the productivity bonuses we get each month we deliver volumes above expectation. We produce a lot and we produce it well.

The best part has been contributing to building up the solar industry. It's not a typical experience you get in a production-type company. You feel you are part of something that has a special market position and is very future-oriented. But working conditions can change regarding technology, methods etc. You have to be able to keep up! It's the kind of place I would recommend to younger people - a good place to work with a lot of possibilities going forward.

But there are challenges for this organization compared to a place that's established in its way of doing things and its culture. Here, there are still a lot of little stones to put into place. It takes time to build up a culture. I mean, we started with nothing 5 years ago. It's not the kind of thing that gets established overnight. There are good communication channels and a good flow of information today, which wasn't the case in the beginning. But now, I would say we have a good system. And we have a good dialogue with the management.

VIET NGUYEN

There's a good atmosphere here. You get a lot of open minded cooperation. You need to have challenge in your work and you need a good internal structure for developing technology. My work is focused on what happens as the wafer is on its way to becoming a cell. I'm doing research, examining cell performance and looking for improvements that can be made to the cell and the process. My time is divided between sitting in my office reading and being on the computer analyzing data, and doing tests in the laboratory and in the cell factory.

Before REC, I had worked in Germany for four years, where my work was focused on the narrow and specific subject of silicon solar cells. Going from laboratory experience to industrial mass production was a big challenge for me in terms of planning, arranging the experiments and especially understanding experiment data. However, it's much more satisfying to make and see real-world progress. Here, if you find something that makes a stable improvement of 0.1 percent efficiency, it is real progress.

When I came here, I began investigating cell performance. I studied the cell process for two months working as an operator first. The philosophy here is good for new staff members – everyone works at least two or three weeks as an operator. It's a very practical way to get you to understand the complete process in mass production.

Planning and doing tests in a production line requires team work; you can't run tests alone. In my team, there are three Norwegians, three Swedes, two Vietnamese, two Chinese and one American. We learn each other's different working styles. That's been a very positive aspect of working here. The biggest difficulty I've had in coming to REC Solar is learning how to sleep when you have twenty four hours of sunlight up here during the summer.


114%
Increase in R&D activities
BOLDERSH
ARPERDE
EPER



The quality of REC R&D is reflected in the advances made and the results delivered by the group. Intensified investment in this key area will deliver further developments in current production processes and equipment, as well as next generation technologies, to reduce costs and increase productivity throughout the value chain.

REC is in the midst of a major R&D expansion - proceeding at a higher pace than the expansion of the group itself. The reason is simple: The PV industry is a technology-driven commercial enterprise. It is wholly dependent upon continuous technological advances that will enhance solar power's relevance as an energy source. The target is grid parity, making PV equal or lower in price than grid power for homeowners and businesses. The mission of REC R&D is the mission of the company at large: Make solar technology viable. Seek the highest efficiencies from lowest cost processes. All technologies, processes and equipment developed are directed at achieving this aim.

REC will continue to take a pioneering position in the PV industry. Because of this commitment to finding or creating better solutions, production benefits from a substantial amount of proprietary equipment and what may be the industry's best cost platform – in particular for silicon and wafers. Going forward, REC will continue the quest to make solar energy more competitive and the company aims to halve the production costs of solar modules in our new plants in 2010 compared with what was regarded as world class manufacturing in 2005. The technology race is on and in addition to cost leadership in polysilicon, we aim to build on world-leading wafer production concepts, and to ready ourselves for a step change in cell production.

REC focuses on the development of silicon-based technologies. Development work is ongoing at all levels of the organization; in the daily factory operations, in the technology development groups of each business unit, in the planning of expansion projects, in the specification and ordering of new production machines and in the corporate technology department. In addition comes similar intensive efforts among our material suppliers, equipment suppliers and cooperating research institutes.

FLUIDIZED BED REACTOR (FBR) TECHNOLOGY

The FBR-based technology for polysilicon deposition is one of the latest and most promising results of our technology program. The new process begins with silane gas and generates an output of granular polysilicon. The energy consumption for the granular process is 80-90 percent below the typical Siemens reactor process, primarily due to a hot wall design in the granular

REC TECHNOLOGY ROADMAP

- REC will halve production costs by 2010
- REC has a large IP portfolio
- No alternative technologies identified that represent a strong, short-term threat

REC COST REDUCTION TARGETS (figures in %)


100
75
50
25
0
WORLD 2005
POLYSILICON
WAFER
CELL
MODULE
REC 2010

00119



REC has increased cell efficiency, by introducing new materials and new procedures in key parts of the production process.

reactor versus the standard and energy-intensive cold wall in the Siemens process, which is necessary in order to avoid silicon deposition on the walls. Capital and labor costs are also reduced by the continuous FBR process versus the Siemens batch process. The granular silicon is capable of achieving an extremely high level of purity, which will allow us to avoid any compromise on cell efficiency.

REC Silicon holds 21 approved or pending patents. Patent applications for the FBR technology are focused primarily on unique gas injection and energy input solutions. Continuous research is providing a pipeline for additional patent filings. Issued and pending fluid bed patents by other companies, combined with our patent profile, present a serious deterrent to new entrants to the granular process.

It is important to note that silane is a pyrophoric gas requiring considerable expertise in all handling and industrialization. Shortcuts in the development of new processes and equipment for this gas cannot be taken without substantial risk. REC recently received an award by Air Liquide for its safety performance in silane handling.

WAFER TECHNOLOGY

REC Wafer technology has long been an area of intense R&D. As a result, REC's wafer production facilities are world-leading. In this area, REC has about 20 patents and patent applications covering existing and future wafer processes. Proprietary technology in areas like large scale furnaces, ingot fixation systems, automated block handling, multicrystalline wafer sawing, wafer washing machines and equipment for automatic singulation of wafers creates a strong advantage and directly enhances productivity.

REC was the first company in Europe to introduce 200 µm wafers and intensive efforts are underway to commercialize the use of even thinner wafers and thinner wire. Thinner wafer and wire translates into a reduction of the amount of silicon used, leading to cost savings. But there are serious challenges in this: thinner wafers break more easily, thinner wafers may lose cell efficiency, thinner wafers are more smooth and sticky and will be more difficult to separate and thin sawing wires will break more easily. So processing methods, process control and automation become even more important elements in facilitating the use of new wafer technology.

A thinner wafer is not enough in itself. The electrical quality of the wafer must also be increased in order to contribute to higher solar cell efficiency. REC has a large and specialized development program for improving wafer quality. Reducing impurities and improving crystal quality are key objectives. The level of impurities from the crucible, the furnace, and the crucible coating are key targets for reductions. An extensive, systematic technology program focuses on quality understanding and how to improve furnace processes, equipment and materials. So far, substantial upsides have been identified.

CELL AND MODULE TECHNOLOGY

R&D in REC Solar is aimed at lowering costs and improving solar efficiency of the cells and producing a module that makes the system as cost effective as possible for the customer. Such research and development work is continuous both for existing production processes and for future processes. In existing production processes a large amount of development work has been focused on the manufacturing of steadily thinner cells. This requires improved process control, better characterisation tools and improved handling technology. Furthermore, REC Solar has in 2006 been able to raise cell efficiency by introducing new materials and new procedures in key parts of the production process.

New cell processes for production of new cells are currently being developed at a very high rate and REC has about 10 patents and patent applications, covering primarily future cell and module processes. The technological developments are aimed at producing higher efficiency cells, preferably with even lower cost processes. Representing next-step technology, most of these cell processes have passed the laboratory development stage and are currently being tested for pilot production. The first elements of a new process will be included in the Narvik expansion. Further elements will be phased in as soon as they are qualified for mass production. When all elements are in place, we target a cell efficiency above 18 percent in future expansions.

There is also a strong buildup of R&D expertise in module manufacturing currently underway. Some of the developments are short-term, leading to new automation solutions currently being installed. Other developments are longer-term and relate to the continuous search for lower cost encapsulation materials without compromising on module efficiency. A third group is related to the interplay between cell and module efficiency, where REC obviously benefits from good internal communication between the two operations and complete transparency.

JV AND OTHER PV TECHNOLOGIES

Today REC primarily develops and produces silicon-based technologies and products. Our joint ventures in external technologies, CSG Solar AG and EverQ GmbH also reflect this silicon focus.

REC has taken a 21.7% position in CSG Solar Gmbh, a company located in Thalheim, Germany that produces microcrystalline thin film modules based on deposition of silane on glass. As REC is the world's largest supplier of silane and has solid expertise in silane deposition, future synergies can be expected.

00120

Thin film technology generally implies the deposition of various gases and materials on a glass sheet. It normally gives much lower efficiency than wafer-based products, and there are frequent difficulties in homogeneity and stability. Lower sales prices are also a handicap due to the lower efficiency (which gives higher installation costs). There are three main types of thin film technologies currently being prepared for mass production: Silane-based, Copper Indium Gallium diSelenide, Cu-I-disulfid and Cadmium Telluride.

In 2006, CSG Solar won the World Technology Award in Energy for its new record efficiency in thin-film micro crystalline silicon modules based on its low cost, proprietary crystalline silicon on glass technology. However, CSG Solar commenced production during the second quarter of 2006 and has encountered a number of challenges related to scale-up, and ultimately ramp-up of the plant. CSG Solar is working with their suppliers to fully resolve the issues.

REC also holds one-third of ribbon technology company EverQ. The other investors are Evergreen Solar Inc. and Q-Cells AG. In June 2006, EverQ's 30 MW capacity wafer, cell and module plant in Germany (based on Evergreen Solar's patented String Ribbon™ technology) began production. Construction of a second production facility with a planned production capacity above 60 MWp began in August 2006. Ribbon technology requires high purity granular silicon which makes such a joint venture an excellent fit with the granular silicon to be made with new REC FBR technology.

The shortage of silicon has led to high prices for solar modules on the world market, and as a result there is a boost in the start-up of thin film and other technologies. Regarding other thin film developments REC will actively take part where we see opportunities relative to improved cost potential for one or more market segments going forward. By investing in such joint ventures and others deemed promising, REC will remain well-positioned to adjust to shifts in dominating silicon-based technologies.

We believe that silicon and wafer-based technologies are going to be the industry standard for the foreseeable future. While REC is currently focused exclusively on silicon-based technologies, there is a broad mindset and ongoing assessments regarding other interesting and potentially competitive technologies. REC is engaged in investigation of these on a continious basis.

TECHNOLOGY DRIVES PRODUCTIVITY

THINNER WAFERS
- First European mass production of 200 μm wafers
- Conversion to thinner wafers begins in 2007

PRODUCTIVITY IMPROVEMENT TECHNOLOGIES
- Robotized crucible coating
- Large scale crystallisation furnace
- Non-foam fixation of ingot
- Automated grinding + gluing of blocks
- Wafer sawing concept
- Automated washing of wafers
- Automated quality control & singulation
- On-site slurry recycling

PRODUCTION VOLUME PER EMPLOYEE ('000 DM²)
(figures in %)


900
800
700
600
500
400
300
200
100
0
03
04
05
06



REC is working to reduce impurities and defects in order to make multicrystalline wafer quality more equal to monocrystalline.

00121

ADVANCING SILICON MATERIALS TECHNOLOGY

+109%
growth in revenues





A global leader in silicon materials, this business continues to expand capacity and production to meet intensifying demand. Its pioneering Fluid Bed Reactor technology for polysilicon deposition represents a significant step forward and translates directly into radical cost and energy savings.

THE BUSINESS

REC Silicon produces silane and polysilicon for the electronics and photovoltaic (PV) markets, with an output of 8 000 MT of silane gas (for internal use and for the merchant market) and 5 600 MT of polysilicon in 2006. It is a world leader in production of polysilicon for the PV market and the world's largest producer of silane gas. In addition to being used for the production of polysilicon, silane gas is used extensively by the electronics industry and increasingly also in PV.

REC silicon operates two chemical refineries - one in Moses Lake, Washington and one in Butte, Montana, USA. The Moses Lake facility is dedicated exclusively to production for the solar market, which simplifies production and associated business processes.

In 2006, construction of a third facility began at Moses Lake. REC is investing USD 600 million in the project, which will be based on silane gas and the new proprietary polysilicon deposition reactor technology. This production technology will significantly reduce capital and operating costs from the current levels. Upon completion and ramp-up in the third quarter of 2008, the new facility is expected to add 6 500 MT to REC's polysilicon production.

The Butte, Montana site produces for both the PV and the electronics markets. REC has committed USD 50 million to increase polysilicon production by approximately 1 000 MT, in the first quarter of 2008 through de-bottlenecking. The project will also increase silane gas production by 2 000 MT and can reduce total cost per kilogram produced at the Butte plant by nearly 20 percent.

When the Butte facility upgrade has been completed and the new polysilicon production facility is operational in 2008, REC will have total silane gas production capacity of 20 000 MT and total polysilicon production capacity of 13 500 MT. The polysilicon production will be split between 6 500 MT of granular and 7 000 MT of rod/chunk material.

REC Silicon has 480 employees.

MARKET AND CUSTOMERS

The acute silicon shortage is more accurately described as a lack of silicon refining capacity. Put simply, polysilicon refiners are producing as much as they possibly can and are still nowhere near meeting current market demand. This situation will likely continue for the rest of the decade, so the market outlook for all of REC Silicon's products is very strong.

POLYSILICON COST ROADMAP 2005-2010

- New plant with FBR and scaled-up silane processes will almost halve the (full) cost per kg
- Thinner wafer, thinner wire and higher cell efficiency contribute further

STATUS 2005

- FBR plant currently being built
- Silicon consumption rapidly declining
- Potential beyond 2010 Cost Roadmap identified

REDUCTION IN POLYSILICON COST/WATT (figures in %)


100
75
50
25
0
2005 WORLD CLASS
LESS S/G
LESS C/W
2010 REC ROADMAP



MAXIMIZATION OF EXISTING ASSETS

The commitment to getting more out of existing assets means de-bottlenecking and other process-optimization efforts are core strategic objectives.

Polysilicon is used both for electronics and for PV applications. Global production in 2006 was close to 40 000 MT and the volume consumed by the PV segment is believed to have overtaken the historically dominant electronics segment.

Both segments display a healthy growth in volume: Electronics demand growth (measured in volume) will be close to 10 percent per year for the foreseeable future, although a certain weakness is expected in 2007. The underlying growth in solar is hard to gauge, but it has averaged about 40 percent over the last 5 years. If this growth is sustained, and taking consumption efficiencies into account, the total demand for polysilicon will likely be close to 100 000 MT in 2010 and above 250 000 MT in 2015.

There are several initiatives afoot to augment silicon supply predominantly for PV applications, such as upgraded metallurgical grade silicon, recovered scrap silicon and conventional polysilicon. Although these will constitute a significant gross volume addition to the worldwide supply situation, a large portion of these initiatives will result in a product that is below average in terms of the silicon-to-total weight ratio. Therefore, it is not established that they currently offer clear cost or performance advantages over the high purity product.

Most of the silane is used by REC Silicon in the production of its polysilicon products, but a portion of it is sold via large industrial gas companies such as Air Liquide and Air Products. REC utilizes the global presence and strong distribution infrastructure of the gas companies, combined with the world's largest filling capacity and container fleet, to optimize value in the supply chain for this material.

The main uses of silane are in the deposition of various silicon-containing films that are essential to the fabrication of integrated circuits, LCD displays and increasingly the enhancement of efficiency of crystalline silicon solar cells and production of silicon-based thin film solar cells. Some examples of emerging thin film solar technologies that utilize silane are crystalline silicon on glass and tandem cell amorphous silicon/microcrystalline silicon solar cells. The compounded annual growth rate created by these combined industrial uses has been 23 percent over the past 6 years and consensus industry estimates are that it may continue at 20-25 percent per year for the next 3-5 years.

Projected polysilicon supply until 2010 (MT PA)


80000
60000
40000
20000
0
05
06
07
08
09
10
REC Silicon
Elkem Solar
Sumitomo
Mitsubishi (USA/Japan)
MEMC (USA/Italy)
Tokuyama
Wacker
Hemlock
Other

Based on announced (Nov. 2006); capacity from existing players, plans from renowned chemical and metal companies.

Silicon PV supply chain average production capacities (MWp)


6000
5000
4000
3000
2000
1000
0
Polysilicon
Wafers
Cells
Modules
2005
2006

Source: Solarbuzz LLC 2007

The pattern of manufacturing capacity through the crystalline silicon chain shows that it is tightest in the upstream (polysilicon) and loosens towards the downstream (modules).

The silicon materials produced at REC Silicon position REC to pursue future business and technology opportunities. However, focus will remain on solar applications and on fuelling the growth plans of the REC Group. One third of 2006 sales were internal to the REC Group. In 2007, inter-company sales are expected to increase.

TECHNOLOGY

In 2006, REC Silicon was given the go-ahead to deploy an innovative polysilicon deposition technology based on Fluidized Bed Reactors (FBR). The new process begins with silane gas just like the Siemens process in operation at the two existing REC Silicon facilities, but generates granular polysilicon instead of the traditional silicon rods. FBR is a continuous process rather than a batch process. This is proprietary technology that has been under development at REC Silicon for more than 10 years, has been thoroughly tested in a pilot production program and has been qualified by customers. This will be the leading technology for production in the future. It is energy and cost efficient – using only 10-20 percent of the amount of electricity required by current Siemens reactor technology. It delivers crucial cost-efficiency in an industry that is driven by cost issues.

The development program that led to this break-through technology is still actively pursuing improvements to this core technology; REC has already begun work on next generation FBR.

The electronics and PV applications of REC Silicon's customers require an extreme level of polysilicon purity. The chemical purification process that results in the required purity level is a closed-loop process which does not produce large volumes of chemical by-products or hazardous waste requiring off-site processing. The waste product output from the process is sand or metal salts.

STRATEGY

Capacity and production growth coupled with lower production costs

The strategy for this business area is a direct extension of what has already proven to be a successful formula: operate the two existing plants safely and consistently, execute on expansion plans and continue to seek other ways to increase capacity and decrease costs. The commitment to getting more out of existing assets means de-bottlenecking and other process optimization efforts are core strategic objectives.

The new FBR-based plant will play a key role in radically improving the cost profile of this business through more efficient production and through simply bringing more capacity online – cost reductions are directly related to energy conservation and scale increases. The capacity increases to be brought by efficient new technology also provide a springboard for the high growth ambitions of REC Wafer, REC Solar and other REC enterprises.

NARROWER PRODUCT RANGE

In pace with the rapid blurring of the traditional borders between the electronics and the solar segments of the polysilicon market, REC Silicon will continue to narrow the range of products produced. Producing a more limited product range significantly simplifies production processes and frees up capacity and resources.

In addition to the converging product qualities for Czochralski and directional casting crystal growth, which constitute the majority of REC Silicon's production, the business intends to continue the production of silane gas for sales to the merchant market and, for the foreseeable future, also polysilicon for float-zone crystal growth applications.


POLYSILICON PRODUCTION GROWTH
POLYSILICON PRODUCTION
MT/YEAR (numbers in thousands)
14
12
10
8
6
4
2
05
06
07
08
09
10
SIEMENS PROCESS
FLUIDIZED BED PROCESS


Polysilicon End-Year (1000 tonnes PA)
40
30
20
10
0
02
03
04
05
06
Source: Solarbuzz LLC 2007

+30%

The volume of silicon available for PV use rose by 30% in 2006, a level of supply equivalent of 2 020 MWp of crystalline silicon solar cells.


Capacities of major polysilicon producers (tonnes PA)
10
8
6
4
2
Sumitomo
Mitsubishi
MEMC
Tokuyama
REC
Wacker
Hemlock
2005
2006
Source: Solarbuzz LLC 2007

LEADING THE MARKET THROUGH OPERATIONAL EXCELLENCE

+54%

growth in revenues





Advanced technology and state-of-the art production principles make the largest wafer plant in the world the industry's productivity leader. Guaranteed access to polysilicon, long-term sales contracts and continuous cost reductions throughout the production process provide this business with a robust platform for further ambitious expansions.

THE BUSINESS

REC Wafer is the world's largest producer of multicrystalline silicon wafers for the solar energy industry. In 2006, REC Wafer's plants produced multicrystalline wafers with an implied effect of approximately 290 MWp, a 33 percent increase from 2005. The run rate at the end of 2006 was approximately 360 MWp. The significant increase in annual production volume is due to continued ramp-up of capacity and changes in the product mix. In addition, a new wafer plant was brought on stream at Herøya in September. Ramp-up of the capacity at the new plant at Herøya has progressed more quickly than anticipated and will continue throughout 2007. An additional 100 MWp of capacity will be added at Glomfjord in the 2007-2009 period. Further aggressive growth aimed at doubling capacity yet again is under way: At the end of 2006, REC announced it will expand wafer production at its Herøya site by approximately 650 MWp by investing an estimated NOK 2.5 billion. When the new plants are fully ramped up in 2010, total annual production in Herøya and Glomfjord will be approximately to 1.3 GW, making Herøya the largest solar production site in the world.

REC Wafer also produces monocrystalline wafers for the solar energy industry. In 2006, production capacity in this area was approximately 31 MWp. Positioned as a niche player in this market segment, REC Wafer provides monocrystalline wafers for high-efficiency cells. The monocrystalline wafers produced by REC are specialized, with higher efficiency than mainstream monocrystalline wafers. REC believes that high-efficiency cells based on monocrystalline wafers may prove to be cost-competitive in certain market segments. The expansion opportunities for this business area are under evaluation.

There are strong synergies between multi- and monocrystalline wafers in technology and product development. The input gathered through the network provided by our monocrystalline business has been and is important for our technology and product development.

The REC Wafer division had approximately 600 employees at the end of 2006. Productivity (measured as production volume per employee) showed an increase by approximately 10 percent in 2006. The development of productivity was impacted by the addition of staff at the new wafer plant while production volume was still in the early ramp-up phase.

WAFER COST ROADMAP 2005–2010

WAFERING COSTS RAPIDLY DECLINING
- Thinner wafers
- Thinner wire
- Lower cost consumables
- Automation and productivity
- Better ingot quality

STATUS 2006
- Rapid cost reductions
- New plants designed with beyond 2010 capabilities
- Further improvements beyond 2010 Cost Roadmap identified

COST DEVELOPMENT WAFER
(figures in %)


100
75
50
25
0
World class
2005 WORLD CLASS
WAFER AND WIRE
INGOT AND EFTIC.
CONSUMABLES
2010 REC ROADMAP

00127



THE LARGEST PLAYER

WITH MORE CAPACITY TO COME ON-STREAM

- REC Wafer is the world no 1 in multicrystalline wafers
- Expansion projects will more than double REC Wafer's production capacity in multicrystalline wafers

2006 MARKET SHARE BREAKDOWN - MULTICRYSTALLINE WAFERS (figures in %)


25
20
15
10
5
0
REC WAFER
DEUTSCHE SOLAR
PV CRYSTALLOX
KYOCERA
LDK SOLAR
SUMCO

Source: PHOTON Int. June 2006, companies' estimates

MARKET AND CUSTOMERS

Demand from customers far exceeds current and planned capacity

The market for silicon wafers continues to be strong, with demand expected to continue to outstrip supply at least through 2010. REC Wafer's customers are large international solar cell manufacturers, including REC Solar. In 2006, its four largest customers acquired about 80 percent of the sales volume and 16 percent was sold internally to REC Solar. Internal sales to REC Solar are expected to rise to approximately 20 percent over the next few years. REC Wafer's market share in multicrystalline wafers is approximately 25 percent, while its total solar wafer market share (independent of wafer technology) is 15 percent.

The monocrystalline business supplies selected leading manufacturers of high-efficiency solar cells.

Contracts secure a framework for crucial cooperation

In 2006, REC Wafer signed four long-term significant contracts worth over NOK 9 billion and had material potential to sign a number of additional deals. The strong demand for REC as a long-term partner demonstrates the company's considerable credibility in the market. In an atmosphere of reasonable uncertainty regarding the supply of critical materials to the downstream end of the PV value chain, leading cell manufacturers contract with REC Wafer because they are certain of delivery by REC in accordance to the terms of their agreements. In an industry marked by a critical shortage of solar grade polysilicon, one of the most distinct advantages this company has over its competitors is its secure access to polysilicon. Lack of secure polysilicon sources means that while competitors know their capacity levels, they cannot be 100 percent certain of real production rates. Because REC Wafer can plan according to real production, instead of nameplate capacity, it can generate fixed targets, accurate projections and guaranteed deliveries. This gives REC Wafer unparalleled credibility in the market.

Long-term commitments from customers secure far more than revenues and profitability, they also represent deep mutual cooperation in technology development programs - a cooperation

World PV cell production technology share


100
75
50
25
0
02
03
04
05
06
Thin film
Multicrystalline silicon
Monocrystalline silicon

Source: Solarbuzz LLC 2007

TECHNOLOGY SEGMENTS

Solar cells made from multi- and monocrystalline wafers represent ~ 90% of the world market

PV Cell Manufacturing capacity and production (MWp)


4000
3000
2000
1000
0
02
03
04
05
06
Capacity
Production

Source: Solarbuzz LLC 2007

00128

that is essential in achieving cost reduction targets and increased conversion efficiencies. As the industry matures, it becomes increasingly more difficult to realize improvements without knowledge of and insight into the performance of the wafers in the customers processes. To fully explore the potential of a better wafer, our customers must have the skill and technology needed in order to handle and utilize it. Joint development efforts in key technology areas provide the optimal framework to ensure systematic, closely coordinated steps forward. This kind of structured, ongoing cooperation accelerates the successful development of REC Wafer and that of its customers.

TECHNOLOGY

REC Wafer's technological focus is on the overriding goal of building a better wafer and achieving unit cost reductions - two very interrelated elements. Thinner wafers, thinner wire and improved manufacturing yields mean the use of less polysilicon - directly lowering material costs. Thinner wafers and wire are the single largest cost savings areas in REC Wafer's 2010 Cost Roadmap. A better wafer is one that is not only thinner, but also yields a higher conversion efficiency. Substantial technological efforts are being made to improve wafer quality through the reduction of impurities and defects. This requires the improvement of furnace processes, equipment and materials. Successfully producing a wafer that is thinner and simultaneously more efficient is the key objective.

Through an unrelenting focus on innovative technology and strong production discipline, REC Wafer pioneered production of thin wafers in Europe. REC Wafer's transition to the mass production of 200 μm wafers was completed in 2006 and the conversion to even thinner wafers is expected to come in 2007.

Simply stated, continuous technological improvements are the path to raising productivity and achieving targeted cost savings. This is done through an R&D program that is simultaneously visionary and pragmatic. New, superior solutions are steadily delivered for both current production equipment and for new proprietary technology in several parts of the production line, much of it in the area of automation of the wafer-handling process, such as: robotized block handling and automated wafer singulation, new washing processes, and automated quality control.

The wafer production facilities themselves represent a significant technological advantage. Substantial research and investment has been made in order to develop large-scale manufacturing concepts that enable world-class operations. REC's wafer plants feature a manufacturing process that is technologically advanced, streamlined and dynamically scaleable. REC produces more thin multicrystalline wafers than any other wafer company in the world, while simultaneously maintaining the most cost-effective platform in the industry. This is accomplished through intense focus on production technology and the continuous evolution of agile and effective operations. The employment of sound mass production principles throughout the wafer process is a key element in achieving cost leadership, a strong competitive advantage in the solar energy industry.

STRATEGY

REC Wafer intends to grow at least at the same rate as the PV market, while enhancing its position as a market leader and increasing its market share through the aggressive growth of production and simultaneous advances in productivity. Focus is always on reducing the cost-per-watt produced and on improvements that ultimately contribute to making solar energy more competitive with conventional sources. Solar cells made from multi- and monocrystalline wafers represent about 90 percent of the current world market, and cost reduction potential combined with current investment rates are a strong indicator that the crystalline technologies will maintain their dominant position in both the short and medium term.

Clearly, aggressive organic growth is the hallmark of this division and the key to successful development at this pace will be the proven formula of strict adherence to mass market production principles, technological innovation and universal cost-cutting regimes. Throughout recent and ongoing expansions, REC Wafer has been adept at adding more capacity without increasing costs at the same rate, thereby realizing economies of scale. Cost-cutting efforts are aimed at reducing the unit cost through the use of less silicon and less labor, the use of other consumables and getting the price of such consumables down. The more efficient use of polysilicon is a key area of focus of R&D for this division.

REC Wafer continues to make progress in its ambitious cost-savings program, the 2010 Cost Roadmap. 2006 saw wafer costs decline due to thinner wafers, thinner wire, lower cost consumables, increased automation and productivity increases and higher cell efficiency from better ingot quality. Some of the cost decline was off-set by increased polysilicon prices. Further potential for improvements beyond the 2010 Cost Roadmap have been identified and the new plants will be designed with the capability of exceeding it.

Top ten producers in 2006 (2005)


450
360
270
180
90
0
Sharp
Q-Cells
Kyocera
Suntech
Sanyo
Mitsubishi Electric
Motech
Schott Solar
SolarWorld
BP Solar
Production 2006
Production 2005
* Estimate

Source: PHOTON International, March 2007

WAFER CAPACITY

Average wafering capacity grew to 2 559 MWp, a 60% rise from 2005.

World PV cell production (MWp) multicrystalline silicon


1200
1000
800
600
400
200
0
02
03
04
05
06

Source: Solarbuzz LLC 2007

00129

DELIVERING DYNAMIC DOWNSTREAM GROWTH AND PROFITABILITY

+116%

growth
in revenues





A top 20 international player in cell and module production, REC Solar is a profitable, proven performer. With highly-skilled employees, extensively automated plants, a secure wafer supply and rapid development of next generation, high volume cell & module processes, REC Solar aims to aggressively add capacity and continue its expansion into new markets.

CELL CONVERSION COST ROADMAP 2005–2010

- REC 2006 ~ to world class 2005
- Cost chart includes existing process only
- Large-scale expansion launched
- New, high efficiency processes being developed


COST/WATT DEVELOPMENT
CELL CONVERSION
(figures in %)
120
100
80
60
40
20
0
World class
2005 WORLD CLASS
REC TODAY
PROD. EXCELLENCE
AUTOMATION + SCALE
2010 REC ROADMAP

THE BUSINESS

REC Solar manufactures solar cells at its facility in Narvik (Norway) and solar modules at its facility in Glava (Sweden). The solar modules are sold to major players and specialist companies in the international PV market. REC Solar's cells and modules are made from multicrystalline wafers supplied primarily by REC Wafer. REC Solar also conducts a small-scale business operation, Solar Vision (PTY) Ltd., which installs solar home systems in South Africa. Currently, Solar Vision supplies 10 000 homes with electricity.

This business has successfully delivered fast capacity growth accompanied by solid financial growth. The expansions completed in 2006 led to an 86 percent increase in cell production over the previous year. 2006 production reached approximately 37 MWp in cells and 33 MWp in modules. At year-end the installed production capacity was 45 MWp both for cells and modules.

REC Solar is significantly strengthening its organizational resources and has embarked upon a major recruiting initiative to support current and anticipated future expansion initiatives. The main focus of recruiting efforts is for the Narvik facility, with an emphasis on technology and equipment developers and other highly-skilled technical roles. In addition, REC Solar is strengthening head office resources in general management, technology and business development. The total number of employees at REC Solar was approximately 300 at the end of 2006.

MARKET AND CUSTOMERS

Germany is currently the largest market for REC Solar's products, but the Mediterranean market is becoming increasingly attractive, with Spain at the forefront. REC Solar's entry into the Mediterranean market took place in 2006 with encouraging results.

The global market outlook for PV cells and modules is strong. Supported by incentive schemes, several European



135%

increase
in module
production

countries will become more attractive markets for PV products. Italy, Greece, Portugal, France, Switzerland and Belgium have all committed to establishing policies that promote PV installations. With a number of newly-launched solar policy initiatives - including California's USD 3.2 billion drive to install solar panels on a million rooftops by 2018, the USA market is also expected to become more attractive.

A strong underlying demand for cells and modules is anticipated, but increased price pressure is also likely. Continued cost reductions for PV-generated electricity are a catalyst for strong market growth. The increased quality focus in the market is seen as an advantage for REC Solar.

REC Solar's competitiveness in the market is enhanced by quality focus, continuous cost cutting and by serving a broader range of segments. Countries with sunny climates and high grid electricity prices are highly attractive, as these are markets that are closest to parity between prices for PV-generated electricity and electricity from other energy sources. REC Solar is well-positioned to continue being a preferred supplier to our existing and new customers.

TECHNOLOGY

Operational improvements continue at a high pace in REC Solar, bringing greater industrial flexibility and streamlining the production process. Advances in technology and machinery have made us among the first in Europe to reduce cell thickness to below 200 µm, and preparations for even thinner cells are expected to closely follow. The transition to the use of thinner wafers is a positive development, but one that also raises significant mechanical issues in processing, handling and quality control due to increased fragility of the wafers. Increased automation permits secure handling of thin wafers and also delivers savings in the form of labor costs. Our internal technology quest concentrates on identifying the factors and developments that will keep us at the forefront of a young, evolving industry.

REC Solar is constantly engaged in developing new and optimizing existing production processes and machinery, while also taking advantage of the continuous advances in available production technology. In doing so, REC Solar relies both on equipment readily available from suppliers and innovative solutions developed in-house or in close partnership with suppliers. REC Solar's production facilities have led the way in streamlined industrialization from the start and REC Solar is committed to maintaining that technological edge.

REC Solar is seeking cost-effective technological solutions that enhance competitiveness against other solar companies and conventional energy sources. REC Solar persistently strives to enhance the performance of its solar products and make production as lean as possible while still delivering the best quality. A key focus going forward is an accelerated R&D effort for the commercialization of low cost, high efficiency cell and module production.

STRATEGY

REC Solar is already one of the fastest growing cell and module companies in Europe and it will continue to grow

SIX TIMES FASTER

Cell manufacturing capacity in China and Taiwan increased more than six times faster than in Japan

Planned cell production and capacity of top 15 for 2007 (MWp)


900
600
300
0
Sharp
Q-Cells
Suntech
Kyocera
Motech
Sanyo
SolarWorld
Baoding Tianwei Yingli
First Solar
Mitsubishi Electric
CEEG
Sunpower
BP Solar
Schott Solar
Isofoton
Production plans 2007
Capacity end of 2007
* Estimate

Source: PHOTON International March 2007


250
200
150
100
50
0
03
04
05
06
07e
08e

REC CELL PRODUCTION CAPACITY (MWp)

- Increasing from 45 to 225 MWp capacity in cell production
- Increasing from 45 to 100 MWp capacity in module production
- Potential in JV, M&A, toll-production/ outsourcing, being evaluated

MODULE COST ROADMAP 2005-2010

- REC 2008 - to World class 2005
- High volume and automation needed to match manual low cost 2005 operation
- Low cost countries foreseen to need much more automation 2010
- Large scale expansion launched
- Concepts beyond 2010 Cost Roadmap identified

COST DEVELOPMENT MODULE CONVERSION (figures in %)


160
140
120
100
80
60
40
20
0
World class
2005 WORLD CLASS
AUTOMATION-SCALE
PROD. EXCELLENCE
EFFICIENCY
MATERIAL
2010 REC ROADMAP

rapidly. The company is positioned among the top 20 solar cell producers and has the goal of becoming one of the top ten producers by the end of 2008. By investing in expansions and a build-up of expertise, a major increase in production capacity up to 225 MWp is underway. With secure access to wafers and new technology being internally developed, REC Solar has an excellent ability to grow.

Rapid implementation of technological improvements is a key element of REC Solar production strategy. Lean and efficient manufacturing principles govern the operations at REC Solar's highly-automated production facilities. Emphasis on both technical factors and human factors ensures the delivery of high quality cells and modules in a way that optimizes the use of resources and minimizes costs. Combined with the rapid rate of expansion, the focus on quality and lean manufacturing strengthens our cost position. REC Solar is further intensifying the effort to develop cost competitive proprietary production processes for higher efficiency solar cells and modules.

REC Solar clearly recognizes the importance of maintaining a strong market orientation as an integral part of its expansion strategy. REC Solar is in the process of expanding its customer base and a stronger presence is being built, both in selected geographical markets and within key product segments. In order to respond effectively to the changing needs of the dynamic solar market, we are strengthening our resources in technical customer support and product development. The REC Group's commitment to solar and the robustness of our supply chain make REC Solar an attractive and credible partner in market and product development.

The strategy of growth, build-up of expertise, implementation of high tech manufacturing processes and entry into new markets is delivering excellent results. REC Solar is committed to further ambitious expansions - through organic growth, acquisitions or partnerships.

World PV market regional share 2006


Germany 56%
Japan 17%
ROE 11%
USA 8%
ROW 9%

Source: Solarbuzz LLC 2007

STRONG DEMAND IN EUROPE

108% market growth, with the Spanish market leading the way

Global module on-grid market estimated at >6 GW in 2010e


1200
0
MWp installed 1)
GER
JPN
CAL
SPA
ITA
FRA
GRE
KOR
OTHER USA 2)
CHN
IND
OTHER
Large developing markets ~35%
High growth markets ~25%
Emerging markets ~25%
ROW ~15%

1) Estimated 2006 and 2010 installations: REC estimates
2) Arizona, New Jersey, New Mexico, Florida, Hawaii, etc.

00133


ERIK SAUAR (37)
Senior Vice President
Technology and CTO
BJØRN BRENNA (50)
Executive Vice President and CFO
REIDAR LANGMO (52)
Senior Vice President
Business Development
JON ANDRE LØKKE (36)
Senior Vice President
Investor Relations Officer
SVANAUG BERGLAND (56)
Senior Vice President
Organizational Development &
Corporate Communications

REC MANAGEMENT


ERIK THORSEN (50)
GØRAN BYE (47)
Executive Vice President
REC Silicon
THOR CHRISTIAN TUV (45)
Executive Vice President
REC Solar
JOHN ANDERSEN JR. (39)
Executive Vice President
REC Wafer

00135

CORPORATE RESPONSIBILITY

Should a solar company be concerned about environmental and social responsibility?



It is true that our products and our entire industry provide a significant clean alternative to polluting carbon-based energy sources – solutions the whole world now recognizes as a necessity. However, it is our belief that it is of the utmost importance we produce that clean energy as responsibly as possible. And that we inform all of our stakeholders of our policies, efforts and progress in doing so.

For REC, acting responsibly means actively seeking to minimize any actions that may negatively impact the environment or any stakeholder groups. It also means being proactive in implementing best practice measures and seeking opportunities that benefit society while creating value. We recognize that compliance is only a starting point and that we have an important leadership role to play in the responsible development of a young industry.

We are placing emphasis on structuring our CSR efforts and on providing meaningful year-on-year targets and measures of material issues. By material issues, we mean sustainability issues that directly intersect with our business activities. While we will strive to improve our environmental and social performance throughout our organization, these are the issues that constitute the core of our efforts:

- Energy consumption
- Discharges to water and air
- Water usage

COMMITMENT TO SAFETY

REC Silicon was named the 2006 Air Liquide Global Supplier of the Year for Safety. Being selected for this award from among Air Liquide's thousands of suppliers is a notable acknowledgement of our commitment to safety leadership.

As the largest producer of silane in the world, REC Silicon has leveraged its experience in handling, filling and transporting silane, in order continually to provide and receive feedback on the safest manner to work with this molecule. This has taken many forms of direct involvement to ensure that there is a constant stream of safety related communication between all steps in the value chain. This includes end-users, gas distributors, equipment manufacturers and producers. REC Silicon has sponsored and participated in silane safety seminars in the United States, Korea, Taiwan and China. Additionally we were a charter member of the industry team that studied and tested the results of catastrophic silane releases. This resulted in the formation of industrial standards for the handling, storage and use of silane. This document is the most commonly used reference document at present. We have contributed to published findings and recommendations found in the US National Fire Protection Code, UN Code, the US Department of Transportation Regulations, and the Compressed Gas Association P-32 Recommendation.

In addition to the code related contributions, REC invests in the on-going training and verification of proper silane handling and storage techniques. REC conducts training of gas distributor and end-user personnel on silane safety. This is always performed upon the start up of a new facility and as often as required to ensure customer personnel are properly informed of the uniqueness of working with silane. REC also conducts site safety audits of user sites to ensure that the facility is equipped to handle silane safely. The audit results in concrete recommendations of facility modifications. REC has on occasion refused to supply or ship to a customer due to the results of our audit process.

We are extensively evaluating our current status and investigating how improvements in each of our material issues can be made. REC will, in its coming annual reports, provide specific information on its measures and targets regarding these issues throughout our organization. There is a strong focus on and solid performance in responsible operations in every division of REC and we look forward to presenting a consistent, aggregated overview of those efforts. A brief presentation from our REC Silicon division follows.

IN FOCUS: REC SILICON

Closed loop production process

REC Silicon utilizes a closed loop process to convert raw materials into high purity silane. By-products associated with the process are minimal, as hydrogen and chloride materials are recycled back into the continuous flow process. This technology results in an environmentally friendly process with low waste generation.

Safety

Silane gas and its chloro-silane precursors are pyrophoric requiring expertise and strict routines to handle it safely. REC Silicon puts extremely high emphasis on process safety management as well as personal safety.

One of the strongest initiatives in effect at REC Silicon is WARRIOR/KNIGHTS, our version of a behavioral-based safety process used by many organizations in the USA. It is a site-specific, employee-driven process, utilized to reduce at-risk behaviors and resulting injuries. A key part of the process is employees observing each other during work related tasks and providing feedback on safe and at risk behaviors. This process is not required by law, but is effective in reducing injuries.

Recycling

REC Silicon engages in the recycling of aluminum, card board, paper, and fluorescent light tubes. We also recycle obsolete computer components, and paint solvents.

Wastewater

The Federal Clean Water Act requires facilities such as ours to obtain and follow permit discharge regulations. Basically this insures that non-degradation or no environmental impact result from such discharges. Wastewater from the polysilicon manufacturing process typically contains levels of solids, a broad range of pH, and constituents that result in minor toxicity levels for certain aquatic organisms. The wastewater treatment design for the facilities is to remove any of the above mentioned constituents, ensuring compliance with the Clean Water Act.

Philanthropy

There is a strong emphasis on and active effort to invest in and support the local community. Initiatives are evaluated on a case-by-case basis, with the focus on what will benefit education, children and youths, our employees and the communities where we live and work. REC Silicon has supported several charitable and educational projects. You can read more about these projects at www.recgroup.com

SHAREHOLDERS

REC emphasizes openness and transparency in reporting and communication, providing shareholders with a good basis for considering shareholder opportunities.

CUSTOMERS

REC shall ensure that there is a good dialogue with the customers by an accessible and attentive customer service.

EMPLOYEES

The company shall provide the employees with a good working environment, working conditions that are regarded as attractive and opportunities for personal and career development.

SUPPLIERS

REC shall continuously strive to improve policies and procedures to ensure long-term, responsible cooperation with its suppliers.


SOUND BUSINESS
JOINED WITH
SOCIAL AND
ENVIRONMENTAL
PROGRESS

Hundreds of millions of people around the world are without electricity today, mostly living in areas where utility companies are unwilling to invest in establishing a grid. This creates a huge market now and for the future.

The challenge is that the people who need it most don't have the funds to finance solar energy. But the South African government, seeking a practical energy solution, mounted solar energy concessions.

REC's Solar Vision has a concession to install 50 000 solar home systems in Polokwane, South Africa. So far, 11 000 systems have been installed, bringing electricity to an area where it is unprofitable for utility companies to invest in a grid.

Solar Vision is a sound, profitable business that has a positive impact on the community it operates in. It is a textbook example of how PV technology can quickly raise the living standard of people in rural areas and developing countries. At the same time, it benefits the environment immediately and in the future, allowing these areas to leapfrog over conventional polluting energy sources.

REPORT FROM THE BOARD OF DIRECTORS



HIGHLIGHTS: Continued strong production and revenue growth • Continued cost reductions and margin improvements • Continued organizational development • Initiated major expansion projects throughout the value chain • Strengthened financial position • Successful listing on Oslo Stock Exchange

KEY EVENTS IN 2006

2006 was an eventful year for the REC Group (REC), and REC continued to strengthen its market position, production capacity and financial capabilities. Production and revenues increased faster than the market, and margins continued to improve. Although market conditions are developing positively, revenue and earnings growth is primarily being driven by successfully implemented expansion projects, improved productivity and reduced production cost.

For the full year 2006, revenues increased by 77 percent to NOK 4 334 million. The bulk of revenue growth was organic, although growth was also supported by acquisitions made during 2005. Adjusted for these the organic growth was approximately 55 percent.

All business segments contributed positively to the growth. Revenues more than doubled in REC Silicon and REC Solar and increased by more than 50 percent in REC Wafer. During the year, REC also signed major long-term supply contracts within all segments, which establishes the company as a key supplier also for other growth companies in the PV solar industry.

The contracts generate a solid platform for further growth, and REC initiated new major expansion projects throughout the value chain. The expansion program is fully funded, as REC ASA carried out a complete refinancing of the Group during 2006, and also raised NOK 6 820 million in net proceeds in a successful and over-subscribed share issue in connection with the initial public offering (IPO) and listing on Oslo Stock Exchange. Cash flow from operations is also strong, which has strengthened the financial position of the company.

REC continued to improve its productivity, and increasingly enjoys economies of scale in each of the business segments. As a consequence, Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) increased by 137 percent to NOK 1 965 million, as overall EBITDA-margin improved by 11 percentage-points to 45 percent. Earnings before Interest and Taxes (EBIT) increased by 162 percent to NOK 1 574 million in 2006. The margin improvement confirms that REC is on track with its 2010 Cost Roadmap, which targets a reduction in the module production costs per watt by almost 50 percent compared with world class 2005 benchmarks. The technology driven Cost Roadmap is a key element in REC's efforts to ensure long-term profitability and competitiveness.

ACTIVITIES

Group Presentation

REC was established on December 3, 1996, and has grown to become one of the world's largest manufacturers in the rapidly expanding PV industry. The Group headquarters are at Høvik, outside Oslo, Norway.

REC's current business structure comprises of the three business segments REC Silicon, REC Wafer, and REC Solar. REC also proportionately consolidates on a line-by-line basis its 33.3 percent ownership in the German solar company EverQ GmbH with effect from December 19, 2006.

The operational activities are carried out in seven subsidiaries and one joint venture: REC Solar Grade Silicon LLC and REC Advanced Silicon Materials LLC in the USA, REC ScanWafer AS, REC SiTech AS and REC ScanCell AS in Norway, REC ScanModule AB in Sweden, Solar Vision (PTY) Ltd. in South Africa, and the joint venture EverQ GmbH in Germany. The company also has a strategic investment in CSG Solar AG, which is described under associated companies.

MISSION AND VISION - CLEAN, RENEWABLE AND COST-EFFICIENT ENERGY

The long-term availability of affordable and sustainable energy represents a major global challenge, in both economical and environmental terms. Efforts to reduce CO_2 levels are high on the global political agenda, with the development of viable alternatives to fossil fuels as one of the most prominent measures.

REC's mission is to increase the global use of clean and renewable energy and thereby reduce the negative environmental impact from traditional energy sources. Solar power has already become a very real source of energy, partly because of governmental policies on the use of renewable energy and incentive programs. To fully realize the large growth potential, the industry's cost competitiveness needs to be improved compared with fossil fuels and other traditional energy sources.

REC is determined to play a key role in this development, and the corporate vision is to make REC the most cost-efficient solar energy company in the world.

REC has set ambitious targets in its 2010 Cost Roadmap, which is designed to almost halve production costs per watt of a module in the newest plant in 2010 compared with world-class 2005 production. REC's leading technology position and presence across the value chain are the crucial underlying elements in the cost reduction process, as improvements primarily will be achieved through implementation of new cost-efficient production concepts and manufacturing technologies both in major expansion projects and in existing production lines.

STRATEGY - PROFITABLE GROWTH

The platform for REC's strategic ambitions is built on a technologically leading integrated value chain, reaching from silane and polysilicon production to module systems deliveries. This strategy has given REC secure, long-term and cost-efficient access to polysilicon, which in turn has enabled the company to facilitate expansion projects in wafers, cells and modules in a timely manner. Furthermore, REC has been pioneering the development of wafer manufacturing equipment and processes since 1999, and today benefits from multiple proprietary production technologies. Unique insight into the entire value chain also enables the company to benefit from knowledge synergies which otherwise would not be within reach.

REC has grown its activities at fast pace and made important steps to industrialize and automate its production processes to prepare for further volume increases. As a result, production and revenues have increased profitably, as indicated by margin and profit increases.

REC remains committed to growth. The company will continue to deploy technological advances and industrial know-how and process competencies in major expansion projects to ensure that its growth targets will be met in a cost competitive manner also in the future.

From 2003 and onwards, supply of the most crucial input factors has gradually become the main bottleneck for the global growth of the industry. Secure access to polysilicon has become an increasingly important strategic and competitive advantage.

During 2006, the imbalances in the high-purity polysilicon market have been highlighted as the most prominent potential threat to the growth of the solar power industry. Availability of polysilicon for PV purposes has historically been a residual, depending on demand from the electronics industry and the cyclical semiconductor market. The establishment of a dedicated industry supply chain was thus long overdue.

In response to expected supply shortages, several polysilicon producers embarked on major capacity expansion projects in 2006. However, barriers to entry are significant, in terms of technology access, high up-front investment costs, long lead times for equipment and construction and expertise and know-how. No significant new volumes will be brought to the market until 2008, which implies that the growth of the solar industry in 2007 to a large extent will depend on its ability to reduce the consumption of silicon per watt produced.

REC Silicon is already the world's largest dedicated producer of polysilicon for solar power applications, having more than doubled its polysilicon production capacity to approximately 6 000 MT through the acquisition of ASiMI in 2005. In 2006, REC decided to start construction of a new plant with its proprietary and low-cost fluidized bed reactor FBR technology. Combined with de-bottlenecking projects in existing plants, the new plant is expected to more than double REC Silicon's production capacity to 13 500 MT. The new plant is expected to start production in the second half of 2008.

REC Wafer is the world's largest producer of multicrystalline wafers for solar cell production, accounting for close to a quarter of the global production. A new state-of-the-art production line was successfully implemented in the second half of 2006, bringing annual production capacity to 400 MWp at year-end. REC Wafer increasingly enjoys economies of scale, and production per employee increased by


REC ASA
REC Silicon AS 100%
REC ScanTech AS 100%
REC ScanWafer AS 100%
REC Solar AS 100%
CSG Solar AG 21.7%
EverQ GmbH 33.3%
REC Silicon Inc. 100%
REC Solar Grade Silicon LLC 100%
REC Advanced Silicon Materials LLC 100%*
REC ScanCell AS 100%
REC ScanModule AB 100%
Solar Vision (PTY) Ltd. 100%

*) Komatsu America Corporate holds B units representing 25 percent of the ownership, these units carry no voting rights neither rights to dividend payments. REC ASA has an option to buy these units at a pre-agreed price.

approximately 10 percent in 2006 despite the significant negative impact of plant ramp-up. In 2007, the finalization of the ramp-up of the new plant is expected to contribute to a productivity increase of more than 25 percent. Building on future increased polysilicon supply, REC in December 2006 decided to establish two new production lines with a combined capacity of 650 MWp. With existing capacity and capacity expansions in progress, REC Wafer targets a production of more than 1 300 MWp in 2010.

Despite showing strong growth in 2006, REC Solar remained the smallest of the segments both in absolute terms and relative to the market size. However, REC regards the downstream business as a core area in which REC sees significant growth opportunities. REC Solar doubled its production capacity in 2006 and during the year decided on expansion projects which will quadruple cell production and double production of modules. New capacity will be phased-in stepwise from late 2007, in alignment with increased availability of wafers.

REC's strength in the upstream part of the value chain has also enabled the company to establish strategic partnerships with other growth companies. During 2006 the company entered into a long-term supply agreement for granular polysilicon to German wafer, cell and module producer EverQ GmbH. The ownership in EverQ was simultaneously increased to 33.3 percent, making REC equal partner with Q-Cells and Evergreen Solar. EverQ offers a growth opportunity in itself and also adds insight into a different production technology. REC also pursues growth and technology development through its strategic ownership of 21.7 percent in the German thin-film module producer, CSG Solar AG.

TECHNOLOGY, RESEARCH AND DEVELOPMENT

The development of REC's technological asset base has produced a series of innovative 'world firsts', ranging from the establishment of the first polysilicon plant dedicated for solar power purposes, via implementation of a series of automation processes to the establishment of the first 200 MWp wafer plant.

This strength of the technology asset base can also be illustrated by a patent portfolio consisting of approximately 50 granted or pending patents across the value chain. Key patents raise barriers to entry, as they cover crucial elements relating to polysilicon deposition technologies, silane gas injection, crystallisation furnace design and operation, wafer sawing, automated production processes, and future more efficient cell and module process. The technology frontiers are moving downstream and an increasing part of the patent applications relates to cell efficiency improvements and cell and module processes.

In 2006, REC's total research and development expenditure was NOK 107 million, of which NOK 24 million was capitalized. This was an increase from NOK 50 million in 2005. The cost figures for both years conceal a significantly higher level of innovation related to both production processes and equipment installations.

REC has also allocated significant technology funds for investments in the thin film silicon company CSG Solar AG (21.7 percent) and in EverQ GmbH (33.3 percent), both of which commenced production during 2006. CSG Solar AG is accounted for as an associated company on one line only in the Financial Statements. EverQ has been consolidated on a line-by-line basis since the ownership was increased to 33.3 percent on December 19, 2006. REC will continue to monitor the development of alternative, promising technologies and evaluate strategic opportunities.

In tune with REC's strategic ambitions for growth and cost-leadership, the company is expanding its R&D activities.

The increased R&D efforts will be deployed in a wide range of projects, spanning all three business segments.

2010 COST ROADMAP

REC's 2010 Cost Roadmap targets a reduction in the production cost per watt of a module made in our newest 2010 plant of almost 50 percent compared with world class 2005 production. REC's entire production value chain did not measure up to the world class benchmark in 2005 (within cells and module production specifically), and the program thus corresponds with a reduction in actual production cost of more than 50 percent over the 5 year period.

REC has realized significant productivity gains over the past few years, as illustrated by sharply increased production per employee as well as margin improvements and increased return on investment. This development continued in 2006, and REC is on track to meet its 2010 cost targets.

The bulk of cost reductions in silicon production will be derived from the construction of a new plant for production of granular polysilicon and silane gas, which will be ready for production ramp-up from the second half of 2008. The production cost related to polysilicon deposition will be at least 30 percent lower than traditional Siemens technologies, primarily through an 80-90 percent reduction in energy consumption. REC Silicon's proprietary fluid bed reactor technology (FBR) uses a hot wall design, which entails lower energy loss than the traditional hot rod/cold wall design of the traditional Siemens reactors, and may also reduce the energy pay-back time of a solar module down towards 1 year. The new process will be less capital and labor intensive than traditional technologies.

REC Silicon continuously pursues cost reductions also in the existing polysilicon plants, through increased production volumes and changes in product mix. When fully implemented, the de-bottlenecking project initiated at the Butte, Montana plant is expected to lower production cost at that particular plant by almost 20 percent.

Measured in cost per watt of a solar module, REC aims for a reduction in the polysilicon cost component by more than 60 percent by 2010. A significant portion of this cost reduction is expected to come from efficiency gains further downstream in the value chain like increased end-product (module) efficiency. Together this will result in the reduction in polysilicon used per Wp of a module and contribute to the cost reduction specified above.

REC Wafer is implementing a series of measures to ensure declining costs for converting polysilicon to wafers. Excluding the cost of polysilicon, REC seeks to reduce the wafer cost component per watt of a module to around 50 percent of the 2005 level at its most efficient plant. The initiatives include thinner wafers, thinner wire, lower consumable costs, increased automation and other productivity measures. Improvements in wafer quality are also expected to lead to higher cell efficiency.

REC Wafer also saw increased effect of implemented cost measures during 2006, although increasing expenses related to expansion projects and production ramp-up concealed some of the financial effects. At constant polysilicon price per kilo - and on an annual basis - average unit cost per wafer declined by approximately 15 percent at the most efficient plant from 2005 to 2006.

REC Wafer is already a cost-leader, and will build on its cost advantage with the construction of a new 650 MWp wafer plant which was approved by the Board in December. The new production lines have been designed to handle 120 µm wafers and cutting wire, which will be phased into production as customers' ability to utilize these thinner products increases. The entire production is not expected to be at 120 µm by 2010, and the new plant design thus reaches beyond the 2010 Cost Roadmap.

In REC Solar, the ramp-up of cell production has had a gradually increasing positive effect and unit costs were significantly reduced during 2006. As in the other segments, increased expansion and ramp-up costs concealed the full effect on underlying improvements in the Income Statement.

On an annual basis, cell conversion cost declined by approximately 10 percent from 2005 to 2006. Going forward, the company is further developing several new processes designed to enhance the electrical cell efficiency, which is expected to be implemented step-wise in subsequent cell production expansion projects. For the module production, average annual conversion cost declined by approximately 5 percent from 2005 to 2006. Going forward, the main cost benefits will be derived through the expansion project, higher cell efficiency and higher automation. The new module plant will enable high quality production, full capacity utilization and a high degree of automation. As wafers get thinner, manual assembly will be rendered less efficient, and this is expected to generate a cost advantage for new and more robotized module plants. With a production capacity of 100 MWp, the expanded module plant will also be one of the largest in Europe, further reducing scale disadvantages.

THE FINANCIAL STATEMENTS

Pursuant to Section 3-3a of the Norwegian Accounting Act, the Directors confirm that the Financial Statements have been prepared under the assumption that the enterprise is a going concern and that this assumption was realistic at the date of the accounts.

REC reports its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union and the Norwegian Accounting Act. The financial statements for the parent company, REC ASA, have been prepared in accordance with Norwegian Generally Accepted Accounting Principles (NGAAP).

For more information, please refer to the Financial Statements and notes disclosures.

REC achieved revenues of NOK 4 334 million in 2006, an increase of 77 percent compared with the 2005 revenues of NOK 2 454 million. The EBITDA of NOK 1 965 million was an increase of 137 percent from NOK 830 million the previous year.

EBIT increased by an even stronger 162 percent, to NOK 1 574 million in

CONSOLIDATED INCOME STATEMENT

(NOK million)	2006	2005
Revenues	4 334	2 454
EBITDA	1 965	830
EBITDA – margin	45%	34%
EBIT	1 574	601
EBIT – margin	36%	25%
Net financial items	–34	–78
Profit/loss before tax and effect of convertible loans	1 540	523
Fair value/foreign excange effect of conertible loand	–796	–493
Profit/loss before tax	744	30
Earnings per share, basic and diluted, in NOK	1.03	0.01

2006 from NOK 601 million in 2005.

The revenue increase was affected by acquisitions done in 2005 and supported by favorable market conditions but was primarily a result of organic capacity expansion.

REC carried out several expansion programs and start-up projects in 2006, and the Group's growth strategy means that expansion projects and production ramp-up costs will also be conducted in 2007, although to a lesser extent than in 2006. The effects of these projects are incurring expenses in the early stage with positive contributions as the production gradually increases.

Net financial items, excluding fair value/foreign exchange effects of convertible loans were NOK -34 million in 2006, compared with NOK -78 million in the previous year. Financial income improved as a result of the increased net cash position after the IPO, which was partly offset by net currency losses due to a strengthening of the NOK compared with EUR and USD.

The profit before tax and fair value/foreign exchange effect of convertible loans was NOK 1 540 million, compared with NOK 523 million in 2005.

The profit was adversely affected by the recognition of non-cash fair value/foreign exchange effects of convertible loans denominated in foreign currency. This affected profit before tax negatively by NOK 796 million in 2006, compared with a negative effect of NOK 493 million in 2005. Including the effects from the convertible loans, REC reported a profit before taxes and minorities of NOK 744 million for 2006, compared with NOK 30 million in 2005. The net profit after taxes was NOK 458 million for the year, compared with a net profit of NOK 4 million in 2005.

At the end of 2006, REC had no outstanding convertible loans.

CASH FLOW STATEMENT AND LIQUIDITY

The net cash flow from operating activities was NOK 1 379 million in 2006. The increase of NOK 823 million from 2005 reflects the increased profitability. Due to the strong growth in 2006 the net working capital increased during the year. Net cash flow from investment activities was NOK -1 634 million. The decrease in net payments of NOK 640 million was due to payments in 2005 for the acquisition of subsidiaries, primarily ASiMI and SGS. Cash payments for capital expenditures were NOK 1 534 million in 2006, primarily due to expansion projects in REC Wafer and REC Silicon. The net cash flow from financing activities of NOK 7 022 million in 2006 primarily consisted of the net proceeds from the share issue in connection with the IPO and listing on Oslo Stock Exchange. Cash and cash equivalents totaled NOK 7 418 million at the end of 2006, an increase of NOK 6 750 million during 2006.

The company also holds NOK 3.7 billion in un-drawn credit facilities, and given that this provides ample funding for all planned and approved capacity expansions the Board considers the liquidity position satisfactory.

BALANCE SHEET

The balance sheet figures at December 31, 2005, have been adjusted, primarily due to finalization of the purchase price allocation (PPA) for the acquisition of ASiMI and SGS. Total assets increased by approximately NOK 260 million.

The total assets of REC were NOK 14 781 million at the end of 2006, which was an increase of NOK 8 456 million during the year. The increase primarily reflects the share issue in connection with the IPO and listing on the Oslo Stock Exchange in May, 2006, which generated gross proceeds of NOK 6 914 million.

Total non-current assets increased by NOK 1 181 million to NOK 5 758 million during the year, primarily due to capital expenditures.

Net working capital increased by NOK 442 million to NOK 844 million, excluding cash and cash equivalents. The increase is a reflection of the higher activities in all segments.

Equity increased by NOK 9 379 million to NOK 10 637 million primarily due to the share issue in May, conversion of convertible loans to equity, and the profit for the year.

The Group was fully refinanced during the year, and was net cash positive at year end. Total interest bearing liabilities amounted to NOK 2 644 million at the end of 2006, a decline of NOK 1 277 million during the year. The decline primarily reflects the conversion of convertible debt to equity.

SEGMENT ANALYSIS

REC Silicon

REC Silicon produces polysilicon and silane gas for the PV industry and the electronics industry at two facilities in Moses Lake, Washington and Butte, Montana in the USA. REC Silicon employs approximately 500 people. A third plant under construction will more than double REC Silicon's capacity for polysilicon production by the second half of 2008.

REC SILICON - KEY FINANCIAL FIGURES

(NOK million)	2006	2005
Revenues	2 127	1 018
EBITDA	1 063	413
EBITDA – margin	50%	41%

REC Silicon reported revenues of NOK 2 127 million for 2006, which was more than double from NOK 1 018 million in 2005. REC Silicon's operations comprises REC Solar Grade Silicon (SGS) LLC in Moses Lake, Washington (USA) and REC Advanced Silicon Materials (ASiMI) LLC in Butte, Montana (USA) which was acquired in 2005. Excluding the acquisition of ASiMI, revenues increased by approximately 46 percent in 2006, reflecting both increased prices and increased production and shipments at SGS.

Overall production of prime quality polysilicon amounted to 5 555 MT in 2006, which was an increase of 59 percent from 2005. Production at SGS was approximately 2 700 MT, which was an increase of 15 percent from 2 350 MT in the previous year. Production at ASiMI was approximately 2 840 MT, compared with 1 150 MT in 2005 when production was consolidated into REC only for the last five months of the year.

Shipments of polysilicon were somewhat higher than the production, reflecting a drawdown on inventories during the year. Approximately one-third of REC Silicon's polysilicon sales volumes were dedicated to REC Wafer in 2006.

REC Silicon also strengthened its position in a growing silane gas market, and significantly increased production compared with the previous year. In 2006 the total market was estimated to 1 600 MT, mainly related to integrated circuits and TFT LCD business, but PV is currently the strongest growing segment. REC Silicon will continue to be an active player in supporting the growth in this market.

As in the previous year, the bulk of the ASiMI polysilicon production was electronic grade silicon shipped under existing contracts. REC Silicon confirmed its position as an industry cost-leader also in 2006, although de-bottlenecking processes affected on-stream time and production negatively towards the end of the year. For the full year, operating costs were also negatively affected by expansion and ramp-up costs of NOK 55 million in 2006, which were counterbalanced by positive one-off effects primarily relating to change of an employee benefit plan.

Overall, REC Silicon EBITDA increased to NOK 1 063 million in 2006, from NOK 413 million in 2005, driven by the effects of the consolidation of ASiMI, higher product prices and effects of continuous cost cuts. The EBITDA-margin increased to 50 percent in 2006 from 41 percent in the previous year.

In May 2006, the Board decided to invest approximately USD 600 million in a new plant for granular polysilicon, which will more than double the company's polysilicon production capacity. The cornerstone was laid down in August and the plant is expected to be ready for production ramp-up in the second half of 2008. Construction was on schedule as of year-end 2006, and additional resources were allocated to preserve project lead-times despite a pressured global engineering, procurement and construction market.

During the year, the company also decided to invest approximately USD 50 million in a de-bottlenecking project at its polysilicon plant in Butte, Montana. The engineering of the project was according to plan as of year-end 2006 and is expected to increase annual production of polysilicon by 1 000 MT with full effect from the second half of 2008.

Overall, REC Silicon targets a polysilicon production of 13 500 MT by 2009 of which 6 500 MT will be granular material. The total silane gas production capacity is estimated to 20 000 MT. The production increases will primarily materialize in 2008-09.

The polysilicon production target for 2007 is 6 000 MT, which corresponds with an increase of 8 percent from 2006. Average polysilicon prices for 2007 are expected to be more than 15 percent higher than in 2006.

REC Wafer

REC Wafer produces multicrystalline wafers for the solar cell industry at two facilities in Glomfjord and at Herøya in Norway, as well as monocrystalline ingots for wafer production at a separate plant in Glomfjord. REC Wafer employs approximately 600 people.

REC WAFER - KEY FINANCIAL FIGURES

(NOK million)	2006	2005
Revenues	2 455	1 596
EBITDA	825	417
EBITDA – margin	34%	26%

REC Wafer reported revenues of NOK 2 455 million in 2006, which was an increase of 54 percent from NOK 1 596 million in 2005. The strong revenue growth was primarily organic, driven by increased production volumes and, to a lesser extent, increased product prices.

Strong production growth means REC Wafer retained its position as the global leader in production of wafers for solar applications. Measured in megawatt (MWp), overall production increased by 41 percent to 306 MWp in 2006 and was close to a run rate of 400 MWp towards the end of the year.

Approximately 90 percent of the MWp produced was multicrystalline wafers, produced at REC Wafers' plants at Herøya and in Glomfjord. The wafer production increased by 34 percent, due to a combination of gradually increased production on existing wafer lines and successful start-up of the new 200 MWp production line at Herøya in late September. The production of monocrystalline ingots from REC SiTech in Glomfjord was 31 MWp. REC SiTech was consolidated from July 2005, and had a production of approximately 11 MWp in July to December.

Wafer production volumes were positively affected by the continued reduction in wafer thickness, which also improves polysilicon utilization and reduces cost. All production lines were producing 200 µm wafers in the fourth quarter of the year.

Unit production costs on existing production lines declined during the year, as a result of the lower silicon consumption per unit, improving yields and increasing economies of scale. These improvements were partly offset by increasing polysilicon prices and costs related to expansions and ramp-up of NOK 65 million in 2006, which primarily related to the new production line at Herøya.

REC Wafer EBITDA of NOK 825 million for 2006 was nevertheless almost double from 2005, and the corresponding EBITDA-margin increased by 8 percentage-points to 34 percent.

The actual ramp-up of production at Herøya went faster than expected, and the new line contributed positively to EBIT already in the fourth quarter of the year. The line is expected to reach its design capacity in the third quarter 2007. During 2007, the company will also increase production in Glomfjord through the completion of an expansion of the existing plant.

In December 2006, the company decided to invest NOK 2.5 billion in the construction of the world's largest solar plant at Herøya, Norway. The expansion program will be aligned with the ongoing capacity expansions in REC Silicon, and the first phase is expected to be ramped-up from the fourth quarter 2008. The second phase will follow the year after, with total production from the new lines reaching a capacity of 650 MWp at the end of 2009. Including already ongoing expansion the new plant will bring REC Wafer's total capacity to reach 1 300 MWp by 2010 (based on a simplified constant 15 percent cell efficiency).

In 2007, REC Wafer targets an overall production of 500 MWp, which corresponds to an increase of 63 percent from 2006. Average wafer prices for 2007 are expected to be more than 10 percent higher than in 2006.

During 2006, REC Wafer signed four major contracts with globally leading solar cell manufacturers. Taking all approved expansion projects into considerations, REC Wafer has contract coverage for approximately 80 percent of the total estimated production volume until 2010.

REC Solar

REC Solar produces solar cells in Narvik, Norway and solar cell modules in Glava, Sweden. REC Solar employs approximately 300 people.

REC SOLAR
- KEY FINANCIAL FIGURES

(NOK million)	2006	2005
Revenues	873	404
EBITDA	195	86
EBITDA – margin	22%	21%

REC Solar reported revenues of NOK 873 million in 2006, which was more than double from NOK 404 million in 2005. The growth was all organic and primarily driven by volume increase.

The output from REC ScanCell increased by 86 percent to 37 MWp, whereas output from REC ScanModule increased by 128 percent to 33 MWp. The production was gradually increased during the year, and both the cell and module operations produced at close the design capacity of 45 MWp each in the fourth quarter of the year. During 2006, almost all production from REC ScanCell was sold to REC ScanModule.

REC Solar achieved EBITDA of NOK 195 million in 2006, which was more than double from NOK 86 million in 2005. Costs were negatively affected by increasing wafer prices, and also expansion and ramp-up costs of NOK 19 million in 2006. Despite the positive effects of higher volumes, continuous cost cutting, and a favorable change in product mix from 175 Wp to 210 Wp modules, the EBITDA-margin of 22 percent was thus only slightly above the previous year.

REC Solar enjoyed increasing positive scale effects and improved production yields towards the end of the year, and the fourth quarter EBITDA-margin of 27 percent was 5 percentage-points above the 2006 average.

As production is close to current capacity, the next step-change in volumes will come from further expansion programs. In September 2006 the Board decided to invest NOK 800 million in projects designed to quadruple cell production capacity from 45 MWp to 225 MWp and more than double module production to 100 MWp within 2008. The expansion projects include a targeted and stepwise implementation of new and innovative production processes, designed to lower costs and enhance the electrical efficiency of the cells and modules. Several process concepts are expected to be retrofitted on existing equipment to lower costs.

For 2007, REC Solar expects a cell production of 50 MWp and a module production of 45 MWp, which represents increases of 37 percent and 39 percent, respectively, from 2006. Average prices for cells and modules are expected to decline by up to 5 percent from 2006 to 2007, in tune with the industry's efforts to improve the competitiveness of solar power compared with traditional energy sources.

Compared with 2006 and previous years, an increasing part of the module output is expected to be sold to the Mediterranean area in 2007, following the entry into a long-term contract in Spain in May 2006.

EVERQ

REC proportionately consolidates 33.3 percent of EverQ's financial statements line-by-line with effect from December 19, 2006, after the increase in ownership was approved by German authorities. REC, Q-Cells and

Evergreen Solar are now equal partners in EverQ.

REC recognized revenues of NOK 10 million and an EBITDA of NOK 3 million for the period from December 19, 2006. For information, EverQ overall had revenues of approximately EUR 19 million in the fourth quarter 2006, an EBITDA of EUR 3.9 million, and an EBIT of EUR 2.8 million. These figures exclude effects of the purchase price allocation.

EverQ first started commercial shipments of solar modules in April 2006, and production already reached more than 90 percent of the annual design capacity of 30 MWp in September 2006. The production rate has continued growing, and it is expected to exceed design capacity during the second quarter 2007. The expected production for 2007 was already sold out at year-end 2006.

On October 2, 2006, EverQ laid the cornerstone of a new 60 MWp facility which is expected to triple the production capacity. The new plant is expected to commence test production already in the second quarter 2007. As previously communicated EverQ's silicon supply agreement with REC could enable EverQ to grow towards a capacity of 300 MWp by the end of the decade.

REC ASA

REC ASA prepares its Financial Statements according to NGAAP. The activities in the parent company REC ASA comprise corporate functions, research and development, business development and in-house banking. These activities were scaled up during 2006 due to increased activity and complexity of REC. The preparation for listing on the Oslo Stock Exchange also required more internal and external resources and contributed to the increased costs. External costs directly related to the capital increase in May were recognized as a reduction to the proceeds to equity. As a consequence of the above mentioned effects, the operating loss was NOK 81 million for 2006, compared with a loss of NOK 44 million in 2005. Profit before tax increased with NOK 495 million compared to NOK 104 million in 2005. The increase was primarily due to increased group contribution from subsidiaries and interest on proceeds from the capital increase in May 2006.

After a tax charge of 28 percent, the profit for the year was NOK 356 million, compared with a profit of NOK 75 million in 2005.

At December 31, 2006, total equity for the parent company amounted to NOK 9 505 million. The increase of NOK 8 359 million during the year was due to the share issue in May, conversion of convertible loans to equity, and the profit for the year. At December 31, 2006, interest-bearing liabilities of REC ASA were NOK 1 877 million due to financial institutions, as a result of the refinancing of REC in March. During the year, all convertible loans, amounting to NOK 1 184 million, were converted to equity. REC ASA was net cash positive at year-end. Total assets increased by NOK 8 959 million to NOK 11 510 million, primary reflecting the effects of the capital increase and refinancing of the Group in March 2006.

ALLOCATION OF PROFITS

Following the receipt of group contributions of NOK 410 million before taxes, the parent company REC ASA's profit for the year amounted to NOK 356 million. The Board proposes the following allocation: Transferred to other equity: NOK 356 million. After this allocation, the distributable equity in the parent company was NOK 744 million as at December 31, 2006. Due to the growth strategy and aggressive expansion plans the Board believes these funds can be put to profitable use within the company, and thus does not propose any dividends to be paid out to the Shareholders for 2006.

RISK FACTORS

The global market for PV solar systems has shown an average annual growth of approximately 40 percent since 2000, and most industry observers believe the growth is sustainable at similar levels also over the coming five years. The future growth of the PV solar market is nevertheless dependent on several factors which may influence demand.

The growth of the solar power has traditionally been supported by a range of different incentive programs in major markets such as Germany, Japan and USA, which combined account for approximately 90 percent of the global market. Several other major markets are currently implementing support programs, and many countries have also implemented legislative environmental targets which are expected to further support the demand for renewable energy sources.

Although REC believes government initiatives will continue to support solar investments, political developments may potentially affect incentives for PV systems negatively. In Germany, which currently is the largest market for PV systems, the incentive regime is scheduled for review in 2007. Other major markets are currently less dependent on incentives, although reduced political support may potentially negatively affect demand in these regions.

A generally healthy global economic environment and globally low interest rates have also supported the strong demand for PV solar since the turn of the century. Globally rising interest rates are emerging as the most important financial market risk, as a significant and permanent upwards shift in interest rates could affect demand negatively.

The main reason is that the production cost of grid connected PV solar plants is dominated by depreciation and interest. This is true both for small and medium sized PV plants constructed by private individuals, farmers, smaller companies or public authorities, as well as for large PV plants, which in many instances are funded by closed-end funds. Relatively low interest rates over the past years have also reduced the expected return on certain alternative investments. As a rule-of-thumb, Solar Annual 2006 estimated that an increase of one percentage-point in long-term residential interest rates generates an increased required price for solar power of roughly 4 US cent per KWh at current market prices for solar systems.

High energy prices have played its part in sharpening the focus on renewable energy sources, and demand for PV solar power will obviously be affected by prices for power generated from other energy sources also in the future. Although many industry analysts expect sustainable high energy prices, this should be acknowledged as a risk factor which may negatively affect the revenues and profits of REC going forward. REC primarily addresses these risk factors through its efforts to lower cost to make PV solar power a competitive alternative.

The growth of the PV market is dependent on factors affecting supply. REC regards access to polysilicon to be the main risk factor for industry growth. However, REC's captive production of polysilicon will to a high degree shield the company from this risk factor in the short-and medium-term.

The market for renewable energy products is subject to rapid technological change, frequent improvements, new products and services, and constantly developing customer requirements. Competitors may launch new products and services earlier or at more competitive prices, or secure exclusive rights to new technologies.

REC has in 2006 made a number of investments decisions for the expansion of production capacity, which will involve development of a number of new technologies which have only been proven in pilot-scale production. These technologies need to be proven also in high-volume commercial production. The construction and ramp-up of new manufacturing facilities implementing new technologies could take longer or cost more than expected, which could materially impact revenues and results.

CURRENCY RISK

More than 83 percent of 2006 Group sales were denominated in foreign currencies. Approximately 50 percent of sales were denominated in EUR and approximately one-third in USD. Foreign currencies account for almost three quarters of Group expenses, of which USD is the most important and EUR the second most important.

The currency flows expose REC to fluctuations in the exchange rates. The Group seeks to reduce the risks associated with the net exposure primarily by use of various financial instruments, such as forward contracts and currency options.

In connection with the refinancing of REC in the first quarter of 2006, REC implemented a new and revised financial policy with a centralized foreign exchange risk mapping and management. REC's general policy is to cover between 80 percent and 100 percent of the net transaction foreign exchange exposure on a rolling 12 month basis. The currency exposure policy covers the forthcoming 48 months on a rolling basis, with gradually declining coverage. See also note 3.1 for further information about currency risk and coverage.

INTEREST RATE RISK

Apart from indirect effects of interest rates on revenue and operating cash flow, as described above, REC's interest-rate risk primarily relate to short-term liquidity and interest-bearing financial assets, and interest-bearing long-term borrowings.

When in a net debt position, REC's policy seeks to balance interest-rate risk through a combination of variable and fixed interest rate borrowings. REC then aims to ensure that at least 25 percent of borrowings are fixed, and at least 25 percent floating. See Note 3.1 for further information about interest rate risk and coverage.

CREDIT RISK

All new customers are credit checked before entering into long-term contracts. Given the transparency of the industry, the currently relatively small number of end-customers and the strong product demand, the credit risk is generally perceived to be low. Over the course of its history, REC has had only negligible write-downs on its receivables.

LIQUIDITY RISK

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and secure availability of additional funding through committed credit facilities.

The cash raised through the IPO of REC in May 2006, has been invested in a number of different monetary market funds, in the Group cash pool system and other bank deposits, which allows for flexibility if the company should want to act on investment opportunities. Due to the dynamic nature of the underlying businesses, REC also maintains committed credit lines in order to maximize its financial flexibility.

ORGANIZATION

Prior to the listing on Oslo Stock Exchange in May 2006, the Board of Directors consisted of Tore Schiøtz (Chairman), Marcel Egmond Brenninkmeijer, Ole Enger, Roar Engeland and Rune Bjerke. With effect from May 9, 2006, Line Geheb, Susanne Elise Munch Thore and Karen Helene Ulltveit-Moe joined the Board. Rune Bjerke resigned from the Board in December 2006 as he has taken up the position as CEO in DnBNOR.

After the end of the year, Mr Reidar Langmo decided to resign from his position in REC. Mr Langmo was one of the founders of REC and the Board would like to thank him for his major contributions to the development of the company since 1996.

HEALTH, SAFETY AND ENVIRONMENT

Aiming to be an industry-leader, health, safety and environmental care is a top priority. Several programs are in place to promote a safety-oriented culture and safe practices in all parts of REC as well as to ensure process safety and mechanical integrity. As in 2005, REC experienced no loss of life in 2006.

The overall reported number of injuries in REC was 54 in 2006, some of which resulted in lost time. The majority of these occurred in the US operations in REC Silicon. All injuries have been documented and measures adopted to avoid recurrence. There were no reports of significant damage to property or equipment in 2006. In REC ASA there were no reportable injuries in 2006.

In general, the working environment in REC is satisfactory. Absence on sick leave was 2.8 percent in 2006, which was a significant improvement from approximately 5 percent in the previous year. In REC ASA the absence on sick leave was 0.1 percent in 2006. REC aims to keep sick leave at low levels by continuously improving the working and safety conditions.

EQUAL OPPORTUNITY EMPLOYER

REC and all its subsidiaries are committed to equal employment opportunity in all their employment practices. All employees and applicants will be provided equal employment opportunities without regard to age, race, color, creed, sex, sexual orientation, national origin, religion, marital status, disability, or any other protected status.

REC requires that all employees cooperate fully to ensure the fulfillment of this commitment in all actions and decisions, including hiring, promotions, upgrades, transfers, layoffs, training, education, pay, benefits, and social and recreational programs. Selection of personnel for hiring and promotion is based on such factors as education, experience, proven skills, initiative, dependability, cooperation, availability, and growth potential.

Employees are encouraged to recommend for promotion those individuals whose past performance demonstrates an ability to assume greater responsibility. Such recommendations are in no way allowed to be influenced by an individual's race, sex, or other protected factors.

Female employees made up 21 percent of the total number of employees and 14 percent of managerial position in REC at the end of the year. In REC ASA, 27 percent of the employees were female and 18 percent of employees in managerial positions. Out of a total nine executives on REC management level, the company had one female executive at the end of 2006. This has been increased to two after the end of the year, bringing the female representation to 25 percent on the executive level.

At the end of the year, three out of seven members of the Board of Directors were female.

Ethnic minorities made up 14 percent of the total number of employees in REC and 3 percent in REC ASA at the end of the year, counted by domicile of the operating activity.

All employees in REC are required to conduct business in alignment with values established in the company's Code of Conduct.

ENVIRONMENTAL EFFECTS

REC continuously works on assuring the quality of the operations in all its subsidiaries. The Group's vision to increase the use of clean and renewable energy, and thereby reduce the negative environmental impact from traditional energy sources, underlines the Group's emphasis on the significance of the environment.

The Group will continue its efforts to reduce the consumption of non-renewable inputs throughout the different business areas in the Group, both directly in the production process and indirectly in administrative and supporting functions, and continue to reduce energy consumption and emissions to the environment.

Energy is an important input factor in REC's value chain, in particular in the production of polysilicon. REC continuously strives at reducing the energy consumption as this will also be an important contribution to the total unit cost of production. The next significant contribution to reducing energy consumption in polysilicon production will come through implementation of fluidized bed reactor (FBR) technology for production of granular polysilicon in REC Silicon's new plant in Moses Lake, Washington, which will allow for radically reduced energy consumption compared with traditional technologies.

With regards to emissions to air and water, REC conducts its operations in accordance with permits granted by local and national authorities, and all the Group's plants have obtained all necessary permits.

REC ASA does not contaminate the external environment.

SHAREHOLDER RELATIONS

REC puts emphasis on transparency and equal treatment of shareholders. Each share holds one voting right at the General Assembly and there are no limitations to trading of shares. The General Assembly will be open for all shareholders and any shareholder not attending the General Assembly will be given the opportunity to vote by proxy.

REC ASA was listed on the Oslo Stock Exchange on May 9, 2006. Since the first day of trading, more than 278 million shares have been traded on the stock exchange, corresponding to 56 percent of the number of shares at the end of the year. Per December 31, 2006 the company had slightly more than 9 000 shareholders.

REC employs a full-time Investor Relations function, which will attend to any shareholder matters. REC will proactively seek to provide investors and analysts with relevant details to enable them to assess REC's true financial situation as well as risks and opportunities facing the company. REC will submit by web casts all interim presentations, and host an annual capital markets day to enhance Investors' and analysts' interest and knowledge in the industry and the company.

CORPORATE GOVERNANCE

The Board of Directors seeks to provide effective governance of business and affairs to ensure long-term benefits of the company's stakeholders. Approved and implemented Corporate Governance principles are built on a set of rules and procedures, which, along with the charters and key practices of the Board Committees, provide the framework for the governance of REC. The Board will annually review the Corporate Governance policy.

The Board appoints from among its own members the members of the three board committees; the corporate governance committee, the compensation committee and the audit committee. In addition a nomination committee has been elected, independent of the Board and the Company's executive management.

REC complies fully with the Norwegian Recommendation for Corporate Governance and largely conforms to current international standards of good corporate governance. The work of the Board is evaluated on an annual basis.

For information about compensation policy, please see note 16.

00148

EVENTS AFTER THE BALANCE SHEET DATE

The Board has no knowledge of any significant events after the balance sheet date December 31, 2006.

OUTLOOK

The global market for PV solar cells has grown at an annual rate of approximately 40 percent since the turn of the century, and forecasts by industry analysts indicate that the market for PV energy may continue at the same strong pace also in the foreseeable future. REC shares this optimism and remains confident that PV solar power will play an important role in filling the world's increasing need for affordable and clean energy.

REC has outpaced the industry growth and has further initiated new major expansion programs within all three segments during 2006. The expansion programs are integral parts of the company's technology-driven 2010 Cost Roadmap, which targets a reduction of the production cost per watt of a module by 50 percent compared with world class 2005 production.

REC Silicon targets a production increase of approximately 8 percent to 6 000 MT polysilicon in 2007, and expect average prices to increase by more than 15 percent compared with 2006. REC Silicon has commenced construction of a new 6 500 MT granular polysilicon plant which will be ramped-up in the second half of 2008. Combined with improvements in existing plants, the company expects this to more than double the polysilicon production capacity to 13 500 MT, and significantly increase the silane gas capacity by 2009.

REC Wafer targets a production increase of more than 60 percent to 500 MWp in 2007, including both multicrystalline wafers and monocrystalline ingots. Average prices are expected to increase by more than 10 percent compared with 2006. REC Wafer in 2006 decided to construct two new plants with a combined capacity of 650 MWp. The new plants will be fully up and running during 2009, and total capacity is expected to reach 1 300 MWp by 2010 based on current cell efficiency.

REC Solar targets a cell production of 50 MWp and a module production of 45 MWp in 2007, corresponding with increases of 35-40 percent from 2006. Average prices of REC are expected to decline by up to 5 percent from 2006 to 2007, in line with the market expectations. This is in tune with the efforts to improve the competitiveness of solar power in the end-user markets. During the year, REC Solar will implement the first phase of the 180 MWp expansion of the cell plant in Narvik and the 55 MWp expansion of the module plant in Glava, Sweden. The expansions will be fully implemented during 2008, when REC Solar will have a solar cell production capacity of 225 MWp and a module capacity of 100 MWp.

REC's 33.3 percent owned joint venture EverQ is expected to complete ramp-up to 60 MWp during the year, and REC will continue to pursue opportunities to add to growth in a profitable manner also through partially-owned companies.

Høvik, March 21, 2007

Tore Schiøtz *Chairman of the Board*	Marcel Egmond Brenninkmeijer *Member of the Board*	Ole Enger *Member of the Board*
Roar Engeland *Member of the Board*	Susanne Elise Munch Thore *Member of the Board*	Line Geheb *Member of the Board*
Karen Helene Ulltveit-Moe *Member of the Board*	Erik Thorsen *President and CEO*	

CORPORATE GOVERNANCE

A sound and transparent Corporate Governance structure contributes to value creation and improved results; it builds trust and provides a basis for socially responsible conduct. Corporate governance is crucial to REC's development and this policy provides a structure for setting the objectives of the Company, establishing the means for attaining these objectives and monitoring the performance of the Company.

REC Corporate Governance Principles specifies the distribution of rights and responsibilities among different participants in the corporation, such as, the board, managers, shareholders and other stakeholders, and spells out the rules and procedures for making decisions on corporate affairs. These principles include processes and control features established to align management and shareholder interests.

CORPORATE GOVERNANCE REPORT

Corporate governance in REC is based on Norwegian legislation, primarily the Norwegian Public Limited Companies Act, the Oslo Stock Exchange Regulations, the Norwegian Code of Practice for Corporate Governance as well as other applicable rules and recommendations issued by relevant organizations.

In 2006, the Board of Directors formally adopted REC's Corporate Governance Principles describing the distribution of rights and responsibilities among different participants in the corporation, such as, the board, executive management, shareholders and other stakeholders. The aim of these principles is to further the goal of providing effective governance of the Company's business and affairs for the long-term benefit of the Company's stakeholders.

REC's Corporate Governance Principles complies with the Norwegian Code of Practice for Corporate Governance issued by the Norwegian Corporate Government Board (NCGB), of 2005/2006.

CORE VALUES

REC's business is based on four core values:

- We are customer-focused
- We deliver quality in our work and products
- We are alert and take responsibility
- We respect and take care of each other

These values are intended to ensure satisfied and loyal customers, good and meaningful jobs and to provide the shareholders with return on invested capital in full confidence that we manage our resources in the best possible way. The Chief Executive Officer has responsibility for implementing these values.

CODE OF CONDUCT

The Board of Directors has approved a REC Code of Conduct. All members of the Boards, as well as REC management and employees are covered by the Code, and will adhere to its principles and policies. The Code of Conduct builds on our Core Values and Governance Principles, and provides all our clients and employees with a clear understanding of what we stand for and the way we do business.

TRANSPARENCY

REC believes that an objective, sufficient and timely provision of information to the market is a prerequisite for a fair valuation of REC's shares and in turn, the generation of value for REC's shareholders. This commitment will be evenly fulfilled irrespective of whether the information is positive or negative for the Company.

JOB DISCUSSIONS/ PERFORMANCE EVALUATION

In 2006 REC started implementing a management process and tool to ensure employees' goal focus and strategy implementation at individual level. The program involves the employee in determining goals and objectives at individual level, and ensures that essential preconditions to achieve the goals set are discussed and development activities are agreed if needed. The system provides the individual with the support and feedback that will help them reach their full potential.

GOVERNANCE BODIES

The composition of governing bodies of REC outlines the responsibility for managing the Company. The governing bodies consist of the General Meeting, the Nomination Committee and the Board of Directors (see figure next page).

GENERAL MEETING

The Annual General Meeting (AGM) has supreme authority in all of REC's affairs. Any shareholder is entitled and encouraged to attend any general meeting (GM) provided an admission card has been obtained. The General Meeting provides an opportunity for shareholders to address the Board of Directors and the Executive Management directly.

The GM shall consider the following:

- Approve the financial statements and the annual report, including the allocation of profits or deficits
- Determine remuneration to the Board of Directors and approve remuneration to the Auditor
- Elect Chairman of the Board, Board Members and Auditor
- Other issues that shall be considered by the General Meeting according to law or the Articles of Association
- Elect representatives to the Nomination Committee

REC ASA held its Annual General Meeting on April 20, 2006. More than 95 percent of the shares were represented. Minutes and protocol from the Annual General Meeting can be found on www.recgroup.com

For more information on the Annual General Meeting, see Articles of Association §9-10. The Articles of Association can be found on www.recgroup.com.

NOMINATION COMMITTEE

The Nomination Committee is composed and elected pursuant to the Company's Articles of Association, and shall propose candidates relating to the Annual General Meeting's election of members and deputy members to the Board of Directors, as well as suggest remuneration for these members.

Member	Elected
Rune Selmar	20.04.06
Christian Berg	20.04.06
Marius Grønningsæter	20.04.06

More information about REC's Nomination Committee can be found at www.recgroup.com

BOARD OF DIRECTORS

REC seeks to continuously adapt the organization to international and national corporate governance requirements. The composition of the Board of Directors and the background and expertise of the individual directors will mirror the challenges REC faces in the years ahead. When selecting directors, REC's Nomination Committee seeks to recruit individuals with different and complementing backgrounds and insights.

The Board of Directors has held 13 meetings in 2006. For information about Board Members shareholding see note 16 for further information.

Member	Elected
Tore Schiøtz (Chairman)	14.12.01
Marcel E. Brenninkmeijer	28.05.02
Ole Enger	08.11.04
Roar Engeland	16.11.05
Line Geheb	09.05.06
Susanne E. Munch Thore	09.05.06
Karen Helene Ulltveit-Moe	09.05.06

Overview of REC's Board of Directors can be found at www.recgroup.com

BOARD COMMITTEES

The Board of Directors incorporates three committees - a Compensation Committee, an Audit Committee, and a Corporate Governance Committee. REC Board of Directors may add new committees or remove existing committees, as it deems advisable in the fulfillment of its primary responsibilities. Each committee will perform its duties as assigned by the Board of Directors in compliance with Company bylaws and the Committee's charter.

COMPENSATION COMMITTEE

The Compensation Committee stays informed as to market levels of compensation and, based on evaluations, recommends compensation levels and systems to the Board. Compensation of the Chief Executive Officer will be proposed by the Compensation Committee and approved by the Board.

The Compensation Committee has held 3 meetings in 2006.

Member	Appointed
Rune Bjerke *(member of the Board of Directors until he resigned December 22, 2006)*	14.09.05
Ole Enger	14.09.05
Susanne E. Munch Thore	23.05.06

More information about REC's Compensation Committee can be found at www.recgroup.com

AUDIT COMMITTEE

The Audit Committee is a preparatory body that supports the Board of Directors in fulfilling its responsibilities with respect to REC's financial reporting, auditing and control. The committee is responsible for making recommendation to the Board and General Assembly with respect to the appointment, compensation, retention and oversight of the Company's independent auditors.

The Audit Committee has held 3 meetings in 2006.

Member	Appointed
Roar Engeland	15.12.05
Karen Helene Ulltveit-Moe	23.05.06

More information about REC's Audit Committee can be found at www.recgroup.com

CORPORATE GOVERNANCE COMMITTEE

To further improve the company's efforts to provide effective governance, the Board of Directors has implemented a Corporate Governance Committee. The committee acts as a preparatory and monitoring body and assists the Board in executing its responsibility on matters of Corporate Governance.

Member	Appointed
Marcel E. Brenninkmeijer	23.05.06
Line Geheb	23.05.06
Tore Schiøtz	23.05.06
Erik Thorsen (associated member)	23.05.06

More information about REC's Corporate Governance Committee can be found at www.recgroup.com

RISK REPORT

Like all business ventures, REC, and its subsidiaries are exposed to various economic, general industry and company specific risks. These risks may constrain the company's operations and have an adverse effect on the financial performance.

ECONOMIC AND INDUSTRY SPECIFIC RISKS

The future growth of the PV solar power market is dependant on several factors, which may influence demand.

Please refer to the Report from the Board of Directors and the notes to the Financial Statements for an in-depth review of risks associated with (i) the PV industry as well as (ii) the rapid technology development and (iii) financial risk.

OPERATIONAL RISKS
PRODUCTION

The production of solar grade silicon, wafers, solar cells and modules are highly complex processes. REC may experience lower than anticipated yields as the company continuously strives to improve these processes and expand its manufacturing capacity.

The company modules carry a 25-year power output guarantee and a 2 to 5-year workmanship guarantee, consistent with industry practice. Due to the long warranty period, REC bears the risk of extensive warranty claims long after REC has shipped the products and recognized the revenues. Although REC tests its solarmodules and has three year of testing experience, solar modules have not been and cannot be tested in an environment simulating the 25-year warranty period. As a result REC may be subject to unexpected warranty expense, which in turn could harm its financial results.

SALES

The REC Group has some concentrations of credit risk as it have a few large customers. If one or more of these customers were to terminate a contract prematurely, this could have an adverse effect on REC's operational and financial performance.

Since REC is a vertically integrated producer of solar-grade polysilicon, PV wafers, cells and modules, a substantial portion of its products is sold to another REC segment. A sustained interruption in production or substantial financial difficulty in any of REC's segments could adversely effect REC's performance.

KNOWLEDGE RISKS
INTELLECTUAL PROPERTY PROTECTION

REC continuously seeks to protect important proprietary intellectual property. This requires employees, consultants and companies to sign confidentiality agreements. However, steps taken to protect proprietary intellectual property may not be adequate, and inability to obtain and enforce intellectual property rights may harm the company's performance.

REC may from time to time face intellectual property infringement claims that could be time-consuming and costly to defend and could result in loss of significant rights.

HUMAN RESOURCES

REC has grown rapidly over the past three years and expects growth to continue. Developing appropriate internal organizational structures and management processes on an ongoing basis in line with the rapid growth represents a constant challenge and occupies significant management resources.

As REC continues to grow, the company will need to hire and integrate a large number of qualified employees. This represents a particular challenge.

The majority of REC's employees in Norway and Sweden are represented by labor unions under collective bargaining agreements. These agreements typically govern terms and conditions of employment and dispute resolution. Work stoppage as a result of labor disputes could have a material negative effect on REC's operating and financial performance.

The future success of REC depends heavily on certain executive officers and key employees. The loss of executives, key employees or other employees in key positions could have a negative effect. REC continuously works to reduce the risk of losing key employees.

RISK MANAGEMENT

The REC Group has developed and implemented effective management and control systems for early recognition and assessment of risks. The audit committee will focus on the various risks that could negatively affect REC and monitor the management's ability to plan and mitigate these risks.

SENSITIVITY ANALYSIS

The following table presents the sensitivity of revenues, EBITDA and Net Financials of REC's financial results to hypothetical changes in prices, interest and exchange rates for 2006, ceteris paribus.

SENSITIVITY ANALYSIS	Revenues	EBITDA	Net financials
+/- 10% change in price of solar grade polysilicon	+/- 90	+/- 18	NA
+/- 10% change in price of wafers	+/- 246	+/- 206	NA
+/- 10% change in price of cell prices	+/- 62	+/- 29	NA
+/- 1%-point change in LIBOR	NA	NA	+/- 38
+/- 10% change in NOK/USD	+/- 144	+/- 37	NA
+/- 10% change in NOK/EUR	+/- 215	+/- 172	NA
+/- 10% change in NOK/SEK	0	+/- 10	NA

SHAREHOLDERS MATTERS

2006 was an important year for REC. The company listed its shares on the Oslo Stock Exchange in May, and has dramatically increased the activities towards the capital markets. More than 500 investor meetings and a large number of presentations were held during the year in Norway and internationally. In addition the company arranged a Capital Markets Day, providing the market with knowledge and information about the company and the industry.

The REC share is listed on the Oslo Stock Exchange under the ticker code REC-OS. At the end of 2006, REC's total market capitalization was NOK 56 336 million.

FINANCIAL EVENTS 2006

- The REC share rose 20 percent and the number of shares traded was 278 million
- At the end of the year, more than 15 Norwegian and international analysts covered the company
- The global initial public offering comprised 73 million new shares and 1.6 million secondary shares, and offering price was set at NOK 95 per share, providing the company with gross proceeds of NOK 6 914 million
- At the end of the year, REC had more than 9 000 shareholders

RETURN ON INVESTMENT

The REC Group's ambition is to give its shareholders a high and stable return on their investment. This should be achieved, first and foremost, through strong and profitable growth, at least in line with the growth of the solar energy market. To support REC's growth strategy and expansion plans, the Board believes retained earnings should be put to profitable use within the company. Accordingly, no distribution of dividends to the company's shareholders is anticipated for 2006. Shareholder value should be generated, however, through capacity expansions throughout the entire value chain and further productivity improvements.

SHAREHOLDER/IR POLICY

REC has a shareholder policy approved by REC's Board of Directors to ensure the provision of accurate, relevant and timely information to the capital market.

Investors and capital market players are to be provided consistent, timely and precise information simultaneously. All news and press releases are published in English only. As a listed company, REC makes quarterly earnings presentations available as webcasts and PowerPoint presentations in real time. (The policy is available on www.recgroup.com)

SHARE DATA

The share price rose 20 percent in 2006, bringing the total market capitalization from NOK 46 946 million at the time of listing, to NOK 56 336 million at the end of the year. The trading upturn has stimulated interest in trading the REC share.

SHAREHOLDERS

At December 31, 2006, the REC Group had slightly more than 9 000 shareholders, and the total number of outstanding shares at the end of the year was 494.2 million, each with a nominal value of NOK 1.

Share distribution and main shareholders are described in the tables below. REC ASA held two convertible loans at the start of 2006, both of which were fully converted. The EUR 31 million loan was in its entirety converted to shares at maturity on March 31, 2006, whereas 99.88 percent of the USD 140 million loan was converted to shares on March 13, 2006. The balance of the USD 140 million loan, 0.12 percent, was converted in September and December of 2006.

KEY DATA PER SHARE

	2006
Market capitalization at year-end (NOK million)	56 336
Number of shares traded (May -December) (million)	277.9
Number of shares tarded (Annualized) (million)	416.9
Number of shares at year-end (million)	494.2
Market price at year-end (NOK)	114.00
Highest market price during the year (NOK)	118.50
Lowest market price during the year (NOK)	77.00
Average price (NOK)	94.98
Share price/Total equity per share, at year end (NOK)	5.29

SHAREHOLDERS SPREAD AS PER DECEMBER 31, 2006

Number of shares from	Number of shares to	Number of shareholders	Number of shares	%
1	100	2 240	206 949	0.04%
101	1 000	5 939	2 606 911	0.53%
1 001	10 000	642	2 150 157	0.44%
10 001	100 000	189	5 972 785	1.21%
100 001	1 000 000	83	25 508 131	5.16%
1 000 001		17	457 726 949	92.62%
		9 110	494 171 882	100.00%

20 LARGEST SHAREHOLDERS, DECEMBER 31, 2006

Shareholder	Name	%	31.12.2006	Type	Nat
1	Good Energies Investments B.V. [1]	34.36	169 801 900		NLD
2	Elkem AS	23.46	115 935 300		NOR
3	Hafslund Venture AS	21.33	105 411 520		NOR
4	Orkla ASA	4.05	20 000 000		NOR
5	State Street Bank And Trust Co.	2.57	12 682 144	Nom	USA
6	Sumitomo Corporation	1.35	6 662 000		JPN
7	JPMorgan Chase Bank	1.21	5 986 650	Nom	GBR
8	Brown Brothers Harriman & Co	1.07	5 266 191		USA
9	Rebelljo Invest	0.56	2 777 720		NOR
10	Morgan Stanley And Co.Intl. Ltd.	0.48	2 386 223	Nom	GBR
11	State Street Bank And Trust Co.	0.43	2 130 600	Nom	USA
12	Fidelity Funds	0.39	1 948 700		USA
13	Vital Forsikring Asa	0.34	1 668 043		NOR
14	Fidelity Blue Chip Growth Fund	0.30	1 477 700		USA
15	Chinatrust Comm. Bank-Allianz Gl.	0.29	1 446 800		TWN
16	Bank Of New York, Brussels Branch	0.22	1 101 058		LUX
17	Brown Brothers Harriman & Co	0.21	1 044 400		USA
18	Bank Of New York, Brussels Branch	0.19	936 400	Nom	GBR
19	JPMorgan Chase Bank	0.18	885 000		USA
20	Bear Stearns Securities Corp.	0.18	870 183	Nom	USA

(1) During February 2007, Good Energy Investments (GEI) sold their entire shareholding in REC. On February 5, 2007, Orkla acquired 61 684 035 and Q-Cells acquired 88 456 767 shares in REC from GEI, representing approximately 12.48 percent and 17.90 percent respectively of the total outstanding shares in REC. On February 13, 2007 GEI sold their remaining 19 661 098 shares in REC, representing approximately 3.98 percent, to qualified institutional investors.

SHARE LIQUIDITY

High liquidity in the REC share is important for reducing the cost of capital for our investors, and to further attract major Norwegian and international investors.

In 2006 more than 88 thousand trades were executed from May 9 to December 31. In the same period the total trading in the REC share was 277.9 million shares. This represents a turnover velocity of 56 percent. Turnover velocity is calculated as the total number of shares traded in the period as a percentage of total registered number of shares.

CHANGES IN EQUITY

On the annual General Meeting on April 20, 2006, the shares in REC ASA were split 1:20, bringing the number of outstanding shares to approximately 421 million. Subsequently to this, the company carried out a major share issue in connection with its initial public offering (IPO). The share issue increased the number of shares by 73 million, resulting in gross proceeds to REC from the offering of NOK 6 914 million. The share issue was oversubscribed, and attracted interest from a significant amount of investors both internationally and in Norway. At the time of the listing on May 9, 2006, REC ASA had approximately 22 000 shareholders, compared with less than 300 shareholders in the beginning of 2006. REC did not undertake any significant new share issuances in 2006 with exception of the IPO described above.

INVESTOR RELATIONS ACTIVITIES

REC puts emphasis on transparency and equal treatment of shareholders. REC puts particular emphasis on informing all investors and analysts with the same information at the same time.

The Investor Relations section of REC's website is an important tool, and this section contains up-to-date information on the company's financial performance, stock market information, financial calendar, company information and other important data for the financial markets.

In conjunction with the presentation of interim reports REC holds a presentation to investors, analyst and press. The presentation is web-casted and it is also possible to participate by telephone.

During the year REC has participated in various renewable energy- and PV conferences as well as organized a large number of investor gatherings, like the Capital Markets Day in November 2006.

It is of key importance to the REC management to increase the number of analysts following the company. At the end of the year, the number of analysts that REC knows are continually monitoring its performance totaled 15, of which 8 are in Norway. (An updated list of analysts following the company can be found under Investor relations at www.recgroup.com)

REGISTRAR

If you have any questions regarding your holding of REC shares, please contact our registrar in Norway:

DnB NOR VPS Service
Registrars Department
Stranden 21
0021 Oslo
Norway

Tel: +47 22 48 35 90
Fax: +47 22 48 11 71

CONTACT

For further information about investing in REC, please use the contact information below:

Jon André Løkke
Investor Relations Officer
Tel: +47 67 81 52 65
Email: irpost@recgroup.com

Bjørn R. Berntsen
Shareholder Services
Tel.: +47 67 81 52 54
Email: irpost@recgroup.com

Mail address:
PO Box 280
N-1323 Høvik
Norway

Office address:
Veritasvn. 14, Høvik

FINANCIAL CALENDAR

Date	Event
27.04.2007	Presentation of First Quarter 2007
14.05.2007	Ordinary General Meeting
27.07.2007	Presentation of Second Quarter 2007
26.10.2007	Presentation of Third Quarter 2007
November 2007	Capital Markets Day 2007
February 2008	Presentation of Fourth Quarter 2007

FINANCIAL STATEMENTS

REC GROUP & REC ASA

CONTENTS REC GROUP

PAGE

58 Consolidated balance sheet
60 Consolidated income statement
61 Consolidated statement of recognized income and expense
62 Consolidated cash flow statement
63 Index to the financial statements

CONTENTS REC ASA

PAGE

106 Balance sheet (NGAAP)
108 Income statement (NGAAP)
109 Cash flow statement (NGAAP)
110 Index to the financial statements

CONSOLIDATED BALANCE SHEET
REC GROUP

AT DECEMBER 31 (NOK IN THOUSAND)	Notes	2006	2005
ASSETS			
Non-current assets			
Goodwill	7	792 284	634 945
Other intangible assets	7	254 950	259 256
Intangible assets	7	1 047 234	894 201
Land and buildings	6	1 005 228	623 075
Machinery and equipment	6	2 886 853	2 344 726
Other tangible assets	6	130 933	157 722
Assets under construction	6	620 787	235 681
Property, plant and equipment	6	4 643 801	3 361 204
Investments in associates	8	52 658	58 150
Investments in shares	10	1 126	38 190
Other non-current receivables		10 425	37 448
Financial assets		64 209	133 788
Deferred tax assets	18	2 742	188 229
Total non-current assets		5 757 986	4 577 422
Current assets			
Inventories	13	508 455	347 517
Trade and other receivables	12	995 188	709 527
Current tax assets		59 323	0
Derivatives	11	42 052	22 947
Cash and cash equivalents	14	7 417 539	667 611
Total current assets		9 022 557	1 747 602
Total assets		14 780 543	6 325 024

00158

CONSOLIDATED BALANCE SHEET
REC GROUP

AT DECEMBER 31 (NOK IN THOUSAND)	Notes	2006	2005
EQUITY & LIABILITIES			
Shareholders' equity			
Share capital	15	494 326	304 319
Treasury shares	15	0	-225
Share premium and other paid in capital	15	8 549 744	736 304
Paid-in capital	15	9 044 070	1 040 398
Other equity and retained earnings	15	1 134 117	213 614
Profit/loss for the period	15	458 330	3 923
Other equity and retained earnings		1 592 447	217 537
Total shareholders' equity	15	10 636 517	1 257 935
Non-current liabilities			
Retirement benefit obligations	19	103 231	115 063
Deferred tax liabilities	18	233 714	104 650
Non-current loans, interest bearing	17	2 498 417	2 054 613
Provisions and other non-interest bearing liabilities	20	201 989	235 661
Total non-current liabilities		3 037 351	2 509 987
Current liabilities			
Trade payables and other liabilities	20	659 962	655 310
Current tax liabilities		152 854	17 386
Derivatives	11	148 041	18 748
Convertible loans	17,27	0	1 711 428
Current loans, interest bearing	17	145 818	154 230
Total current liabilities		1 106 675	2 557 102
Total liabilities		4 144 026	5 067 089
Total equity and liabilities		14 780 543	6 325 024

The balance sheet at December 31, 2005 has been adjusted for the final purchase price allocation of ASIMI and SGS.
Share capital at December 31, 2006 includes 153,559 shares paid but not issued.

Høvik, March 21, 2007

Tore Schiøtz
Chairman of the Board

Marcel Egmond Brenninkmeijer
Member of the Board

Ole Enger
Member of the Board

Roar Engeland
Member of the Board

Susanne Elise Munch Thore
Member of the Board

Line Geheb
Member of the Board

Karen Helene Ulltveit-Moe
Member of the Board

Erik Thorsen
President and CEO

CONSOLIDATED INCOME STATEMENT REC GROUP

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	Notes	2006	2005	2004
Revenues	5	4 334 072	2 453 916	1 270 192
Cost of materials		-806 643	-620 903	-513 436
Changes in inventories		66 892	4 477	-60 909
Employee benefit expenses	23	-667 950	-409 854	-261 996
Other operating expenses	22	-961 778	-597 455	-292 791
EBITDA		1 964 593	830 181	141 060
Depreciation	6	-333 877	-201 353	-91 228
Amortization	7	-44 481	-13 648	-3 415
Impairment	6	-11 807	-13 733	-6 593
EBIT		1 574 428	601 447	39 824
Share of loss of associates	8	-18 330	-7 052	-1 578
Financial income	24	164 173	6 261	1 440
Financial expenses	24	-148 500	-145 572	-52 789
Net currency gains/losses	24	-50 232	68 036	-1 372
Net gains derivatives	24	18 640	0	0
Fair value & foreign exchange effect on convertible loans	24	-796 219	-493 037	6 123
Net Financial Items		-830 468	-571 364	-48 176
Profit/loss before tax		743 960	30 083	-8 352
Income tax expense/benefit	18	-285 630	-26 160	2 263
Profit/loss for the year		458 330	3 923	-6 089

Earnings per share for profit attributable to the equity holders of the company during the year (in NOK per share)

	Notes	2006	2005	2004
– basic	25	1.03	0.01	-0.02
– diluted	25	1.03	0.01	-0.02

EBITDA is earnings before net financial items, income taxes, depreciation, amortization and impairment.
EBIT is earnings before net financial items and income taxes.

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE
REC GROUP

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	Translation differences	Tax	Pension	Cash flow hedge	Acquisition	Change in accounting principle	Profit/loss	Total
Accumulated at January 1, 2005	4	631	-2 889	0	0	0	-6 089	-8 343
Currency translation differences	31 819	0	0	0	0	0	0	31 819
Actuarial gain/loss on defined benefit pension schemes	0	8 813	-31 475	0	0	0	0	-22 662
Effect of ASIMI/SGS acquisition	0	0	0	0	134 117	0	0	134 117
Implementation IAS 39 – convertible loans	0	13 977	0	0	0	-49 918	0	-35 941
Profit for the year	0	0	0	0	0	0	3 923	3 923
Total changes in the year	31 819	22 790	-31 475	0	134 117	-49 918	3 923	111 256
Accumulated at December 31, 2005	31 823	23 421	-34 364	0	134 117	-49 918	-2 166	102 913
Accumulated at January 1, 2006	31 823	23 421	-34 364	0	134 117	-49 918	-2 166	102 913
Currency translation differences	-40 236	540	0	0	0	0	0	-39 696
Actuarial gain/loss on defined benefit pension schemes	0	406	9 807	0	0	0	0	10 213
Effect of EverQ acquisition	0	0	0	0	76 817	0	0	76 817
Cash flow hedges:								
– valuation gains/losses taken to equity	0	47 363	0	-169 177	0	0	0	-121 814
– transferred to profit/loss for the year*	0	-13 445	0	48 019	0	0	0	34 574
Profit for the year	0	0	0	0	0	0	458 330	458 330
Total changes in the year	-40 236	34 864	9 807	-121 158	76 817	0	458 330	418 424
Accumulated at December 31, 2006	-8 413	58 285	-24 557	-121 158	210 934	-49 918	456 164	521 337

* Cash flow hedge – transferred to profit/loss before tax for the year affected the following line items in the income statement (NOK in thousand):

	2006	2005
Revenues	-37 563	0
Cost of materials	-10 456	0
Total	-48 019	0

Accumulated recognized income and expense has been set to be zero at transition to IFRS at January 1, 2004.

CONSOLIDATED CASH FLOW STATEMENT
REC GROUP

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	Notes	2006	2005	2004
Cash flow from operating activities				
Profit/loss before tax		743 960	30 083	-8 352
Taxes paid		-182 667	0	0
Depreciation, amortization and impairment		390 165	228 734	101 236
Associated companies		18 330	7 052	1 578
Fair value/foreign exchange effect on convertible loan		796 219	493 037	-6 123
Changes in trade receivable and prepayments from customers		-531 813	-407 507	-59 174
Changes in inventories		-140 335	-1 854	67 285
Changes in trade payable and prepaid expenses		281 654	208 217	82 999
Other items		3 344	-1 775	18 722
Net cash flow from operating activities		1 378 857	555 987	198 171
Cash flow from investing activities				
Cash payments of shares (incl. associates) and finance receivables		-15 690	-114 510	-22 141
Proceeds from finance receivables		25 703	0	0
Proceeds from sale of property, plant and equipment and intangible assets		35 672	1 905	0
Purchase of property, plant and equipment and intangible assets		-1 534 487	-426 434	-202 280
Cash payments on purchase of subsidiaries and joint ventures, net of cash purchased	9, 30	-144 923	-1 734 686	0
Net cash flow from investing activities		-1 633 725	-2 273 725	-224 421
Cash flow from financing activities				
Proceeds from issuance of shares, net of related costs paid		6 777 671	34 000	308 874
Proceeds from issuance of convertible bond		0	913 080	0
Repayment of borrowings		-52 284	-906 301	0
Net change in current loans		0	28 982	41 600
Proceeds from borrowings		296 907	1 906 451	23 490
Net cash flow from financing activities		7 022 294	1 976 212	373 964
Effect on cash and cash equivalents of changes in foreign exchange rates		-17 498	10 697	378
Net increase in cash and cash equivalents		6 749 928	269 171	348 092
Cash and cash equivalents at January 1		667 611	398 440	50 348
Cash and cash equivalents at December 31		7 417 539	667 611	398 440

The difference between net cash proceeds from issuance of shares and the amount in the equity note 15 is tax effect on the costs with no cash effect in 2006.

Index to the financial statements
REC GROUP

NOTE		PAGE
1	General information	64
2	Summary of *significant* accounting policies	64
2.1	Basis of preparation	64
2.2	Consolidation	64
2.3	Segment reporting	65
2.4	Foreign currency translation	65
2.5	Current/non-current	65
2.6	Property, plant and equipment	65
2.7	Intangible assets	65
2.8	Impairment and derecognition of non financial assets	66
2.9	Financial assets and liabilities	66
2.10	Accounting for derivative financial instrument and hedging activities	67
2.11	Inventories	67
2.12	Trade receivables	67
2.13	Cash and cash equivalents	67
2.14	Share capital	67
2.15	Borrowings	68
2.16	Income tax	68
2.17	Provisions	68
2.18	Employee benefits	68
2.19	Revenue recognition	69
2.20	Interest and dividend income	69
2.21	Leases	69
2.22	Dividend distribution	69
2.23	Adjustments and reclassifications	69
2.24	New standards etc.	69
3	Financial risk management	70
4	Critical accounting estimates and judgments	72

NOTE		PAGE
5	Segment information	74
6	Property, plant and equipment	78
7	Intangible assets	79
8	Investments in associates	80
9	Jointly controlled entities	81
10	Investment in shares	83
11	Derivative financial instruments	83
12	Trade and other receivables	84
13	Inventories	85
14	Cash and cash equivalents	85
15	Equity and shareholders information	86
16	Management compensation and shareholdings	87
17	Borrowings	91
18	Income tax exp. & deferred tax assets & liabilities	93
19	Retirement benefit obligations and expenses	95
20	Provisions, trade payables and other liabilities	97
21	Government grants	98
22	Other operating expenses	98
23	Employee benefit expenses	99
24	Finance income and expenses	99
25	Earnings per share	99
26	Dividends per share	100
27	Convertible loans	100
28	Research and development expenses	101
29	Commitments, guarantees and pledges	101
30	Business combinations	102
31	Pro forma	104
32	Related-party transactions	104
33	Events after the balance sheet date	105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS REC GROUP

1 GENERAL INFORMATION

Renewable Energy Corporation ASA (the Company) and its subsidiaries (together the REC Group) has a significant presence in the international solar energy industry. The areas of operation are principally the development and sale of products related to the photovoltaic (PV) industry. The Company is a limited company incorporated and domiciled in Norway. The address of its registered office is Veritasveien 14, Høvik.

These consolidated financial statements have been approved for issue by the Board of Directors on March 21, 2007.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

2.1 BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The financial statements are presented in NOK, rounded to the nearest thousand, unless otherwise stated. The consolidated financial statements of the REC Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and the Norwegian Accounting Act. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of derivative instruments at fair value. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the the REC Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

2.2 CONSOLIDATION

(a) Subsidiaries

Subsidiaries are all entities over which the REC Group has the power to govern the financial and operating policies, generally requiring a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights or options that are currently exercisable or convertible are considered when assessing whether the REC Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the REC Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the REC Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of REC Group's share of the identifiable net assets acquired is recorded as goodwill (see note 2.7). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement. Step acquisitions: both an increase in ownership of a jointly controlled entity that becomes a subsidiary and an increase in ownership in a subsidiary company are accounted for in accordance with the requirements of IFRS 3 *Business Combinations* with goodwill being recognized at each step of the acquisition when applicable.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(b) Jointly controlled entities

The REC Group's interests in jointly controlled entities are accounted for by proportionate consolidation. Accordingly, the REC Group combines its share of the jointly controlled entities' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the REC Group's financial statements. Unrealized gains on transactions between the REC Group and its jointly controlled entities are eliminated to the extent of REC Group's interest in the entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. An increase in ownership of a shareholding that becomes a jointly controlled entity is accounted for in accordance with the requirements of IFRS 3 *Business Combinations* with goodwill being recognized at each step of the acquisition when applicable (see note 2.7).

(c) Associates

Associates are entities over which the REC Group has significant influence but not control or joint control, generally encompassing a shareholding of between 20 percent and 50 percent of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost (see note 2.7). The REC Group's share of its associates' post-investment profits or losses is recognized in the income statement. The cumulative post-investment movements are adjusted against the carrying amount of the investment. When the REC Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the REC Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate. Unrealized gains on transactions between the REC Group and its associates are eliminated to the extent of the REC Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

2.3 SEGMENT REPORTING

A business segment is a distinguishable component of the REC Group that is engaged in providing products that are subject to risks and returns that are different from those of other business segments; this also corresponds to the internal management reporting in the REC Group. A geographical segment breakdown is based on the REC Group's major markets and site locations (see note 5).

2.4 FOREIGN CURRENCY TRANSLATION

(a) Functional and presentation currency

Items included in the financial statements of each of the REC Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in NOK which is the parent company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date exchange rates. Foreign exchange gains and losses resulting from the settlement or the translation of monetary assets and liabilities are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges, qualifying net investment hedges or as a part of a net investment.

(c) Group companies

The results and financial position of all the REC Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) Assets and liabilities for each balance sheet presented are translated at the closing rate;

(ii) Income and expenses for each income statement are translated at average exchange rates; and

(iii) All resulting exchange differences from translation are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, including monetary items that are regarded as a part of the net investment, and of borrowings and other currency instruments designated as hedges of such investments, are included in shareholders' equity. When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale. The REC Group did not at December 31, 2006 or 2005 hold any borrowings or other currency instruments accounted for as net investments hedges.

2.5 CURRENT/NON-CURRENT

An asset/liability is classified as current when it is expected/due to be realized or settled within twelve months after the balance sheet date. All derivatives that are not designated and effective as hedging instruments are accounted for as "held for trading" and classified as current assets/liabilities. Further, derivatives that hedge purchase and sale of goods are classified as current assets/liabilities.

2.6 PROPERTY, PLANT AND EQUIPMENT

Land and buildings primarily consist of operating plants and offices. All property, plant and equipment are stated at historical cost less accumulated depreciation and unreversed impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the REC Group and the cost of the item can be measured reliably. All other costs are charged to the income statement during the financial period in which they are incurred. Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method, to their residual values over their estimated useful lives. The assets' residual values, if any, depreciation method and useful lives are reviewed at least annually and related depreciation rates are adjusted prospectively. Depreciation commences when the assets are ready for their intended use.

2.7 INTANGIBLE ASSETS

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the REC Group's share of the net identifiable assets of the acquired subsidiary/associate/jointly controlled entity at the date of acquisition. Goodwill related to associates is included in the carrying value of investments in associates. Goodwill is carried at cost less accumulated impairment losses.

(b) Other intangible assets

Other intangible assets that have a definite useful life are carried at historical cost less accumulated amortization and unreversed impairment losses. Amortization is calculated using the straight-line method to allocate the cost of other intangible assets over their estimated useful lives. Amortization commences when the assets are ready for their intended use. The REC Group has no intangible asset with indefinite lives other than goodwill. The assets' residual values, if any, amortization method and useful lives are reviewed at least annually and related amortization rates are adjusted prospectively.

(c) Research and development

Research expenditures are recognized as an expense as incurred. Costs incurred on development projects (relating to the design, construction and testing of a chosen alternative for new or improved materials, devices, products, processes or systems) are capitalized as intangible assets when it is probable that the project will be successful considering its commercial and technological feasibility, and costs can be measured reliably. Other development expenditures are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in subsequent periods. Development costs with a finite useful life that have been capitalized are amortized from the time the assets are ready for their intended use, which normally is at commencement of the commercial use.

2.8 IMPAIRMENT AND DERECOGNITION OF NON-FINANCIAL ASSETS AND CASH GENERATING UNITS

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortization and are tested at least annually for impairment. Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in a separate line item as a part of earnings before interest and taxes (EBIT) in the income statement for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Goodwill is allocated to individual or groups of cash-generating units for the purpose of impairment testing. Currently, each of those individual or groups of cash-generating units represents the REC Group's investment determined by each operating company except for REC Silicon where goodwill is allocated to the primary reporting segment. Assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Losses on derecognition include assets that are disposed of and assets with no foreseeable future economic benefits. Gains and losses on disposals are determined by comparing proceeds with carrying amount and are reported in a separate line in the income statement as a part of EBIT. When applicable, gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the disposed entity. Losses due to assets assessed as having no future economic benefits are reported as an impairment loss.

2.9 FINANCIAL ASSETS AND LIABILITIES

The REC Group classifies its financial assets in the following categories: held for trading (derivatives, except for derivatives that are designated and effective hedging instruments), loans and receivables, available-for-sale financial assets and hedging instruments. Financial liabilities are held for trading (derivatives, except for derivatives that are designated and effective hedging instruments), hedging instruments or recognized at amortized cost. The classification depends on the purpose for which the financial assets and liabilities were acquired/incurred. Management determines the classification of its financial assets and liabilities at initial recognition and re-evaluates this designation when appropriate.

Financial assets and liabilities held for trading comprises primarily derivatives that are not designated and effective as hedges, including the ineffective portion of a qualifying hedging instrument.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Available-for-sale financial assets are primarily shares owned less than 20 percent. At December 31, 2006, REC had insignificant available-for-sale financial assets.

Financial assets and liabilities are initially recognized at fair value plus transaction costs except for derivatives. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or the REC Group has transferred substantially all risks and rewards of ownership. Available for-sale financial assets and financial assets held for trading are subsequently carried at fair value, unless fair value cannot be reliably measured in which case they are measured at cost. Loans and receivables are carried at amortized cost which for current items approximates historical cost.

Gains or losses arising from changes in the fair value of financial assets and liabilities held for trading are included in the income statement as part of financial items.

2.10 ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The REC Group uses derivative financial instruments to hedge a portion of its risks associated with interest rate and foreign currency fluctuations. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative, as long as the REC Group has no intention or ability to settle the contracts net. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and qualifies as a hedging instrument, and if so, the nature of the item being hedged. Derivatives are categorized as held for trading unless they are designated and qualify as hedging instruments.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with gains or losses reported in profit or loss. Currently, for the REC Group this is relevant for currency derivatives embedded in committed purchase or sales contracts in which the currency in the contract is not the functional currency of one of the parties to the contract.

Starting during 2006 the REC Group has designated certain derivative financial instruments to hedge a portion of its risks associated with foreign currency fluctuations related to highly probable future purchase or sales transaction and applied hedge accounting. At the inception of a hedge relationship, the REC Group formally designates and documents the hedge relationship to which the REC Group wishes to apply hedge accounting and the risk management objective and the strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to change in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

At year-end 2006, REC has only applied cash flow hedges to hedge highly probable transactions such as the purchase and sale of goods in a foreign currency. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while the ineffective portion is recognized in profit or loss. Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, such as when a forecast sale or purchase occurs. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognized in equity are transferred to profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecasted transaction occurs. If the related transaction is not expected to occur, the amount is taken to profit or loss.

2.11 INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Cost for inventory with different nature or use is determined using the first-in, first-out (FIFO) or average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The REC Group is integrated in the value chain, and REC entities sell goods to other REC entities. Consequently, finished goods for one REC entity become raw materials or work in progress for another REC entity. The classification by the separate entities is also used in the classification in REC's consolidated accounts.

2.12 TRADE RECEIVABLES

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less provisions for impairment. A provision for impairment of trade receivables is recognized in the income statement and is established when there is objective evidence that the REC Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulty of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments, are considered indicators that the trade receivable is impaired.

2.13 CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash in hand and demand deposits at banks and money market funds.

2.14 SHARE CAPITAL

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.15 BORROWINGS

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period the borrowings are outstanding using the effective interest method. The REC group had two convertible bonds that were denominated in a foreign currency. Following IFRIC guidance *(IFRIC Update April 2005)*, a foreign currency convertible bond is not a compound financial instrument and is classified wholly as a liability in the financial statements. Following IAS 39 *Financial Instruments*, by definition, foreign currency denominated convertible debt contains an embedded derivative in relation to the conversion option, and must be remeasured to market at each reporting date with the change in fair value recognized to profit or loss. All of the bonds were converted to equity during 2006 at the fair values at time of conversion (see note 27).

2.16 INCOME TAX

Income tax expense represents the total of the tax currently payable (current tax) and the change in deferred tax. The current tax is based on taxable profit for the year. Taxable profit differs from profit/loss before tax as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years (temporary differences) and it further excludes items that are never taxable or deductible. Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit nor loss, it is not recognized. For the REC Group this is relevant for some government grants.

Current and deferred tax is determined using tax rates and laws that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related tax asset is realized or the tax liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and the REC Group intends to settle its current tax assets and current tax liabilities on a net basis.

Deferred tax is provided on undistributed earnings in subsidiaries, associates and jointly controlled entities to the extent that the future dividend is taxable, except where the timing of any dividend is controlled by the REC Group and it is probable that the dividend will not be distributed in the foreseeable future.

2.17 PROVISIONS

Provisions for environmental restoration, asset retirement obligations, restructuring costs, long-term bonuses, product warranties and legal claims are recognized when: the REC Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Assessment of fair value and likelihood is made at each reporting date. Provisions are measured at the management's best estimate of the expenditures expected to be required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

2.18 EMPLOYEE BENEFITS

(a) Pension/post retirement obligations

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity via the Statement of Recognized Income and Expense in the period in which they arise.

Gains or losses on the curtailment or settlement of a defined benefit plan are recognized when the curtailment or settlement occurs. A curtailment occurs when the Group either is demonstrably committed to make a material reduction in the number of employees covered by a plan, or amends the terms of a defined benefit plan such that a material element of future service by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

For defined contribution plans, the REC Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. When sufficient information is not available to use defined benefit accounting for a multi-employer plan that is a defined benefit plan, the plan is accounted for as if it were a defined contribution plan.

(b) Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The REC Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

2.19 REVENUE RECOGNITION
Revenues are primarily generated from sale of goods: Polysilicon, Silane gas, Wafers, Ingots, Cells and Modules.

Revenue comprises the fair value for the sale of goods and services, net of value-added tax, rebates, discounts and expected returns.

Revenues are normally reported gross with a separate recording of expenses to vendors of products or services. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Delivery is normally according to terms in the relevant contracts. When REC products are sold with a right of return for damaged goods, experience is used to estimate and provide for such returns at the time of sale.

Some products, primarily modules, are sold with product warranties. The expected warranty amounts are recognized as an expense at the time of sale, and are adjusted for subsequent changes in estimates or actual outcomes.

2.20 INTEREST AND DIVIDEND INCOME
Interest income is accrued on a time basis. Dividend income from investments is recognized when the shareholders' rights to receive payment have been established, normally on the declaration date.

2.21 LEASES
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. Other leases are classified as operating leases. The evaluation is based on the substance of the transaction.

According to IFRIC 4 *Determining whether an arrangement contains a lease* the REC Group may enter into an arrangement that does not take the legal form of a lease but conveys a right to use an asset in return for a payment or series of payments. Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset; and (b) the arrangement conveys a right to use the asset.

Assets held under finance leases are recognized as assets of the Group at their fair values at the inception of the lease or, if lower, at the present value of the minimum lease payments. The leased assets are depreciated over the shorter of the useful life of the asset or the lease term. The corresponding liability to the lessor is included in the balance sheet as an interest-bearing liability. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.22 DIVIDEND DISTRIBUTION
Dividend distributions to the Company's shareholders are recognized as a liability in the REC Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.23 ADJUSTMENTS AND RECLASSIFICATIONS
The balance sheet figures at December 31, 2005, has been adjusted, primarily due to finalization of the purchase price allocation (PPA) for the acquisition of ASIMI and SGS. During 2006, the PPA was finalized, and according to IFRS 3 *Business Combinations* the balance sheet figures at December 31, 2005 were adjusted. Total assets increased by approximately NOK 260 million, primarily due to recognition of intangible assets and goodwill. Liabilities increase primarily due to recognition of negative value of a delivery contract and deferred tax liabilities. Equity decreased by NOK 26 million due to the revaluation of net assets for the 70 percent of SGS that REC owned prior to the business combination. The net effect on income of the final PPA for the period August 1, 2005 to July 1, 2006 was insignificant, and was recognized in one line item in the income statement for 2006. See note 30 for further information.

2.24 NEW STANDARDS ETC.
(a) Standards, interpretations and amendments to published standards implemented at January 1, 2006:
IFRIC 4 *Determining whether an arrangement contains a lease* (effective from January 1, 2006). IFRIC 4 requires that the determination of whether an arrangement is or contains a lease should be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management considered IFRIC 4 and concluded that it had no effect for the REC Group at January 1, 2006. However, it is relevant to the REC Group's operations for one contract with effect from 2006.

IAS 39 (amendment), *Cash flow hedge accounting of forecast intragroup transactions* (effective from January 1, 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. Management considered this amendment and concluded that the amendment had no effect for the REC Group at January 1, 2006. During 2006 REC Group started to account for some cash flow hedges according to IAS 39, including some forecast intragroup transactions.

IAS 39 (amendment), *The fair value option* (effective from January 1, 2006). This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. Management have considered this amendment and concluded that the amendment had no effect for the REC Group at January 1, 2006.

IAS 39 AND IFRS 4 (amendment), *Financial guarantee contracts* (effective from January 1, 2006). This amendment requires issued financial guarantees to be initially recognized at their fair value and subsequently measured at the higher of (i) the unamortized balance of the related fees received and deferred, and (ii) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment and concluded that the amendment had no effect for the REC Group at January 1, 2006.

(b) Standards, interpretations and amendments to published standards that are not effective at December 31, 2006:
Certain new standards, amendments and interpretations to existing standards have been published and are mandatory for the REC Group's accounting periods beginning on or after January 1, 2007. The Group has not early adopted these. Those that may affect the REC Group's results in the future are:

IFRS 7 *Financial instruments: disclosures and a complementary amendment to IAS 1, presentation of financial statements - capital disclosures* (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The REC Group has not assessed the impact of IFRS 7 and the amendment to IAS 1. The REC Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

IFRS 8 *Operating segments* (effective from January 1, 2009, early adoption possible). IFRS 8 requires an entity to adopt the 'management approach' to reporting on the financial performance of its operating segments. Generally, the information to be reported would be what management uses internally for evaluating segment performance and deciding how to allocate resources to operating segments. Such information may be different from what is used to prepare the income statement and balance sheet. The proposals would therefore require explanations of the basis on which the segment information is prepared and reconciliations to the amounts recognized in the income statement and balance sheet. The REC Group has not concluded on the potential impact of IFRS 8 or whether the REC Group will early implement IFRS 8.

3 FINANCIAL RISK MANAGEMENT

3.1 FINANCIAL RISK FACTORS

The REC Group's activities expose it to a variety of financial risks: market risk, credit risk, liquidity risk and cash flow interest-rate risk. The REC Group's overall risk management policy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the REC Group's financial performance. The REC Group uses derivative financial instruments to hedge exposures arising from operational, financing and investment activities in accordance with the finance policy.

(a) Currency risk
At the beginning of 2006, the REC Group implemented a revised finance policy in connection with the refinancing of the REC Group. At March 31, financing was transferred from the subsidiary level to the REC Group level to enable a centralized management of financial risks.

The REC Group operates internationally and is exposed to currency risk, primarily to fluctuations in USD and EUR against NOK, arising from commercial transactions in currencies other than the entity's functional currency, recognized assets and liabilities, and net investments in foreign operations.

To manage currency risk arising from commercial transactions, REC entities use forward contracts, including flexible forward contracts and participating forward contracts. The REC subsidiaries manage their currency risk by doing foreign exchange contracts with REC ASA. REC ASA manages the currency risk on an overall Group level and enters into external foreign exchange contracts with banks. In 2006, hedge accounting according to IAS 39 *Financial Instruments* was used to cash flow hedge certain revenues and expenses of REC Wafer. Some currency hedging is also performed in other REC companies without hedge accounting. The REC Group's general policy is to cover between 80 percent and 100 percent of net transaction currency exposure on a rolling 12 month basis. The policy defines coverage of the net exposure for a 48 month period, with gradually declining coverage.

The REC Group is exposed to currency risk from recognized assets and liabilities denominated in currencies other than the entities functional currencies, including group internal balances. In addition, REC has investments in foreign operations, whose net assets are exposed to currency translation risk. These exposures are hedged only to a limited extent.

(b) Credit risk
The REC Group has some concentrations of credit risk as it has a few large customers. Policies are in place to ensure that sales of products are only made to customers with an appropriate credit history in combination with requirements for various payment guarantees or prepayments. The REC Group has experienced limited losses on receivables. Management's opinion is that the REC Group has no significant concentration of credit risk.

Intra group balances are eliminated on consolidation of subsidiaries. The REC Group proportionally consolidates 33.33 percent of EverQ, and consequently REC has some credit exposure related to provided loans and guarantees.

Derivative counterparties and cash transactions are limited to high-credit-quality financial institutions.

(c) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and having availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying businesses, the REC Group aims to maintain a high degree of financial flexibility by keeping sufficient cash and cash equivalents or committed credit lines available.

(d) Interest rate risk
Changes in market interest rates affect the fair value of assets and liabilities or the variability in cash payments. The REC Group is exposed to interest rate risk through funding and cash management activities. Interest bearing assets carry variable interest. Subsequent to the equity increase in May 2006, the REC Group has held interest-bearing assets primarily exposed to changes in NOK interest rates (see note 17 for interest rate sensitivity). Interest income and interest expense in the income statement, as well as interest payments, are influenced by interest rate changes.

When in a net debt position, the REC Group policy is set to balance interest rate risk through a combination of variable and fixed interest rate borrowings. The group then aims to ensure that at least 25 percent of borrowings are fixed, and 25 percent of borrowings are floating, with the remainder being set as appropriate. Interest rate swaps may be utilized, where necessary, to achieve the desired balance.

3.2 FAIR VALUE ESTIMATION
In 2005 and 2006, profit was significantly negatively affected by non-cash effects from changes in the fair value assessment and foreign exchange effects of two convertible loans. During 2006, these loans were converted to equity (see note 27).

The fair value of foreign exchange derivatives (see note 11) is based on quoted market prices at the reporting dates. The fair value calculations were performed by independent banks.

At December 31, 2006, the carrying amounts of the REC Group's financial assets and liabilities (excluding investments in associates, jointly controlled entities and subsidiaries) are assumed to approximate their fair values.

The REC Group had at December 31, 2006 insignificant financial assets available for sale.

4 CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

4.1 CRITICAL JUDGMENTS IN APPLYING THE ENTITY'S ACCOUNTING POLICIES

In the process of applying the entity's above described accounting policies, management's judgments having the most significant effect on amounts recognized in the financial statements are discussed below and in the relevant notes.

(a) Deferred tax on undistributed earnings

According to current regulations and tax treaty, withholding tax of 15 percent would apply on any dividends paid by the REC Group's operations in the USA to the parent company in Norway. REC ASA controls the distribution of future dividends from the USA operations, and has determined that those profits will not be distributed in the foreseeable future. Consequently, REC ASA has not recognized a deferred tax liability on these undistributed earnings. If, at a later point in time this evaluation changes or dividends are distributed under the current regulations and tax treaty, additional tax expenses will be recognized in the relevant period.

(b) Functional currencies

The REC Group's presentation currency and the parent company's (REC ASA's) functional currency is Norwegian Krone. The REC Group's management evaluated the functional currency of the different REC entities. The functional currency for most REC entities corresponds to the currency of the countries in which they operate. However, for the Norwegian operations the facts and circumstances are mixed and the conclusion is not obvious, especially because revenues (wafers and cells) and expenses currently are in NOK, Euro and US Dollar. Deliveries are made to several countries, including Norway and other countries in Europe and Asia as well as to the USA. Currently, pricing is determined by a significant demand for products in several markets and from government incentives. Government incentives and the relative attractiveness of selling to different countries change over time. Europe is currently a large market, but countries in Europe have different government incentives and consequently demand and prices. Indications on sales prices and costs are mixed. Norwegian Krone is the currency in which funds from financing activities (i.e. issuing debt and equity instruments) primarily are generated and in which receipts from operating activities are usually retained for these entities.

Functional currency affects the reporting of currency gains and losses and exchange differences as well as hedging strategies and effects. The evaluation of what is the functional currency for the separate entities may change over time if there are relevant and significant changes in facts or circumstances. A change in functional currency must be made prospectively from the date of the change.

(c) Development expenditures

The REC Group conducts numerous research and development activities and projects. Some costs incurred in the development phase of an intangible asset may be capitalized if the definition, recognition and criteria for capitalizing development are fulfilled. Costs that are expensed cannot be capitalized at a later point in time. Consequently, there may be development of intangible assets that cannot be capitalized because the company cannot demonstrate that all requirements are fulfilled at the relevant points in time. At year-end 2006, most development costs have been expensed, except development costs relating to the Fluidized Bed Reactor (FBR) project in REC Silicon subsequent to the decision in 2006 to build a new plant utilizing the FBR technology (see note 7).

(d) Business combinations – pre-existing contractual arrangements

At the time of the acquisition of ASIMI and SGS, REC had an pre-existing customer relationship with the acquired companies. There is no clear guidance on how a pre-existing customer relationship should be accounted for in a business combination. IFRS 3 *Business Combinations* requires that all assets and liabilities are valued on a market participant basis. This means that the basis of the valuation is the value to any acquirer (market-participant), and should not take into account any specific assumptions relating to the actual buyer (entity-specific). REC has recognized the pre-existing customer relationship as an intangible asset (original fair valued at approximately NOK 95 million) and amortize over the estimated remaining customer relationship period (10 - 16 years, see note 7). The REC Group has determined that there was no settlement gain or loss on the effective settlement of the pre-existing relationship.

(e) Lease

IFRIC 4 requires that the determination of whether an arrangement is or contains a lease should be based on the substance of the arrangement. If an arrangement contains a lease, the requirements of IAS 17 shall apply to the lease element of the arrangement. Other elements of the arrangement not within the scope of IAS 17 shall be accounted for in accordance with other Standards.

Some arrangements in which REC is a party include payments for the right to use the assets and payments for other elements in the arrangement (e.g. for services and the cost of inputs). The fair value of the assets, the lease and other elements in the arrangement may not be available for the REC Group, and the REC Group has to make its best estimate of these values. This may also affect the conclusion if the arrangement is a finance or operating lease.

At December 31, 2006 this especially is the case for an arrangement that was entered into at the end of the year. The assets in the arrangement have not been constructed yet and no amounts are consequently recognized in the balance sheet at year-end. For the 2006 note disclosures the future minimum payments for the lease and other elements in the arrangement has been reported as part of purchase commitments (see note 29).

4.2 KEY SOURCES OF ESTIMATION UNCERTAINTY - CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Certain amounts included in or affecting the REC Group's financial statements and related disclosure must be estimated, requiring management to make assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared. A "critical accounting estimate" is one which is both important to the portrayal of the company's financial condition and results and requires management to make estimates about the effect of matters that are inherently uncertain, and which are subjective or complex. Management evaluates such estimates on an ongoing basis, based upon historical results and experience, consultation with experts, utilizing trends and other methods considered reasonable in the particular circumstances, as well as forecasts as to how these might change in the future.

(a) Impairment

The REC Group tests annually whether goodwill or intangible assets for which amortization has not started, have suffered any impairment. Property, plant and equipment, other intangible and financial assets are tested for impairment when circumstances indicate there may be a potential impairment. Factors management considers important and which could trigger an impairment review include; significant fall in market values; a significant underperformance relative to historical or projected future operating results; significant changes in the use of the assets or the strategy for the overall business, including assets that are decided to be phased out or replaced and assets that are damaged or taken out of use; significant negative industry or economic trends; and significant cost overruns in the development of assets.

The recoverable amounts of assets and cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates including estimates of future performance, revenue generating capacity of the assets, assumptions of the future market conditions and the success in development and marketing of new products and services. Changes in circumstances and in management's evaluations and assumptions may give rise to impairment losses in the relevant periods. For the period presented, no significant impairments have been recognized (see notes 6, 7 and 8).

(b) Depreciation and amortization

Depreciation and amortization are based on management estimates of the future useful lives of property, plant and equipment and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions, expectations for replacements or disposal of assets and other factors and may result in changes in the estimated useful lives and in amortization or depreciation charges. Technological developments are difficult to predict and the REC Group's views on the trends and pace of development may change over time. Management periodically reviews the expected future useful lives of property, plant and equipment and intangible assets taking into consideration the factors mentioned above and all other important factors. In case of significant changes in estimated useful lives, depreciation and amortization charges are adjusted prospectively. In the case of replacements or disposals any remaining carrying value will be recognized to the income statement, net of any proceeds receivable.

(c) Business combinations, joint ventures and associated companies

The REC Group is required to allocate the purchase price of acquired companies, including joint ventures and associated companies, to the assets acquired and liabilities assumed based on their estimated fair values. Such valuations require management to make significant estimates and assumptions. The acquired intangible assets recognized by the REC Group include customer relationships, order backlog, customer contracts (of which one is recognized as a liability, see note 20), developed technology and in-process research and development. The significant tangible assets primarily include processing property, plants and equipment. Critical estimates in the evaluations of useful lives for such assets include, but are not limited to; contract periods and expected developments in technology and markets. Critical estimates in valuing certain assets include, but are not limited to; future expected net cash flows for customer contracts and hypothetic patent licensing, and replacement costs for in-process research and development and property, plant and equipment. Management's estimates of fair value and useful lives are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

(d) Income taxes

The REC Group is subject to income taxes in several jurisdictions. Judgment is required in determining the provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The REC Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. If the actual final outcome differs from management's current estimates, the REC Group will need to increase or decrease the current and deferred tax liabilities.

(e) Fair value of convertible loans
Up to March 2006, when the major parts of the convertible loans were converted, the shares in REC ASA were not listed and the fair value of the convertible loans had to be estimated. The change in fair value had a significant impact on REC's profit for 2005 and 2006 and on equity in 2006 (see notes 15, 24 and 27).

(f) Warranties
In connection with the sale of solar modules by REC ScanModule AB, REC provides a 5 year limited warranty that the product is free of defects in materials and workmanship, a 10 year limited warranty of 90 percent power output and a 25 year limited warranty of 80 percent of power output of the solar modules. This is customary in the market for solar modules, and the REC Group's jointly controlled entity EverQ GmbH also provides warranties. The REC Group believes that the material in the solar modules is capable of producing a relative steady output for a period of at least 25 years. However, neither the REC Group nor any of its competitors have a 25-year history. Management's estimates of warranty provisions takes into consideration, among other things, limited experience for sales where a third party takes over the warranty liability and comparison to EverQ. A change in the construction process of the frames that was made during 2006 is also considered. For total sales up to December 31, 2006, a warranty provision amounting to 1.75 percent of module revenues has been recognized. For future sales, the current estimate of warranty provision amounts to 1.2 percent of revenues. Management believes that the assumptions are reasonable, but they are inherently uncertain and unpredictable and, as a result, future estimates and actual results may differ from the current estimates.

(g) Pension costs, pension obligations and pension plan assets
Calculation of pension costs and net pension obligations (the difference between pension obligations and pension plan assets) are made based on a number of estimates and assumptions. Changes in, and deviations from, estimates and assumptions (actuarial gains and losses) affect the fair value of net pension liabilities. Changes are recognized in the financial statements with the effect to equity through the consolidated statement of recognized income and expense. Key assumptions are outlined in note 19.

5 SEGMENT INFORMATION

The segment information presented is the main components of the REC Group's business that are evaluated on a regular basis by management. Financial and operational information are prepared specifically for each segment for the purpose of assessing performance and allocating resources. Financial information is disclosed on the same basis as presented internally.

The REC Group's primary format for reporting segment information is business segments. The REC Group's segments are managed separately and each segment represents a strategic business area that offers different products and serves different markets. The REC Group's segments are REC Silicon, REC Wafer and REC Solar. In addition, the REC Group reports "Other".

REC Silicon produces solar grade polysilicon for the photovoltaic industry as well as electronic grade polysilicon and silane gas for the electronic industry. REC Silicon comprises of the operating companies REC Solar Grade Silicon LLC (SGS) and REC Advanced Silicon Materials LLC (ASiMI) located in the US. Revenues are based on long term contracts for the electronic industry (primarily in Asia), while solar grade polysilicon is primarily sold internally to REC Wafer at market prices. During 2005, REC acquired 100 percent of ASiMI and the remaining 30 percent of SGS, see note 30.

REC Wafer comprises of multicrystalline wafer manufacturing in Glomfjord and Herøya (Norway) and monocrystalline ingots at a separate plant in Glomfjord. The main customers are currently located in Germany and Japan, while a part is sold internally to REC Solar at market prices. Revenues are based on multi-year contracts reducing volatility and securing a steady cash flow. In the fourth quarter of 2006, REC Wafer started production at a second plant at Herøya.

REC Solar comprises of solar cells manufacturing in Narvik (Norway) and solar modules in Glava (Sweden), as well as a small installation business of solar home systems in South Africa. Europe has been REC Solar's main market, with Germany as the largest. Revenues are based on short term contracts, and therefore influenced by market price fluctuations. During 2006, REC Solar doubled its annual production rate measured in megawatt, due to ramp-up activities.

Other operations consist of companies and activities that separately are not significant enough to be reported as separate segments. The main operating company is EverQ (33.33 percent owned at December 31, 2006) and Corporate functions and Group activities. EverQ is a joint venture between the REC Group, EverGreen Solar Inc. and Q-Cells AG, and manufactures solar modules. Group functions and activities comprises parts of the Group management, corporate functions, research and development, business development and the REC Group's inhouse bank.

Intercompany sales and transfers within the Group are based on market prices. Intercompany service transactions are based on cost oriented prices.

Group contribution and dividends are not included in the profit and loss statements for the segments or Other. Segment revenues and expenses includes transactions eliminated on consolidation. The large amounts for assets and liabilities in Other were due to Group internal receivables and payables. Investment in shares in subsidiaries and jointly controlled entities are not included in the balance sheets for the segments or Other. Elimination of other financial items relates primarily to the fair value adjustments of the convertible loans.

Profit and loss for the year ended December 31, 2006

(NOK in thousand)	REC Silicon	REC Wafer	REC Solar	Other	Eliminations	Total
Revenues – third parties	1 394 509	2 057 365	872 333	9 865	0	4 334 072
Revenues – REC Group	732 941	398 035	904	12 309	−1 144 189	0
Total revenues	2 127 450	2 455 400	873 237	22 174	−1 144 189	4 334 072
EBITDA	1 062 925	825 418	195 221	−76 747	−42 224	1 964 593
Depreciation, amortization and impairment	−188 750	−161 584	−36 228	−3 603	0	−390 165
EBIT*	874 175	663 834	157 993	−80 350	−41 224	1 574 428
Associated companies	0	0	0	−18 330	0	−18 330
Other financial items	−135 750	−34 457	2 377	165 084	−809 392	−812 138
Profit (loss) before taxes	738 425	629 377	160 370	66 404	−850 616	743 960

* The segment result is EBIT.

Profit and loss for the year ended December 31, 2005

(NOK in thousand)	REC Silicon	REC Wafer	REC Solar	Other	Eliminations	Total
Revenues – third parties	652 711	1 396 374	403 727	1 104	0	2 453 916
Revenues – REC Group	365 348	200 056	206	6 875	−572 485	0
Total revenues	1 018 059	1 596 430	403 933	7 979	−572 485	2 453 916
EBITDA	413 019	417 104	85 932	−43 746	−42 128	830 181
Depreciation, amortization and impairment	−69 670	−126 785	−32 111	−168	0	−228 734
EBIT*	343 349	290 319	52 821	−43 914	−41 128	601 447
Associated companies	0	0	0	−7 052	0	−7 052
Other financial items	−92 883	−2 577	−2 375	124	−466 353	−564 312
Profit (loss) before taxes	250 466	287 742	50 446	−51 090	−507 481	30 083

* The segment result is EBIT.

Profit and loss for the year ended December 31, 2004

(NOK in thousand)	REC Silicon	REC Wafer	REC Solar	Other	Eliminations	Total
Revenues – third parties	250 824	804 346	213 617	1 405	0	1 270 192
Revenues – REC Group	87 779	79 592	375	4 860	−172 606	0
Total revenues	338 603	883 938	213 992	6 265	−172 606	1 270 192
EBITDA	26 395	149 267	−9 113	−22 685	−2 804	141 060
Depreciation, amortization and impairment	−910	−79 455	−21 131	260	0	−101 236
EBIT*	25 485	69 812	−30 244	−22 425	−2 804	39 824
Associated companies	0	22	0	−1 600	0	−1 578
Other financial items	−1 077	−21 809	−10 215	−13 497	0	−46 598
Profit (loss) before taxes	24 408	48 025	−40 459	−37 522	−2 804	−8 352

* The segment result is EBIT.

Balance sheet and investments for the year ended December 31, 2006

(NOK in thousand)	REC Silicon	REC Wafer	REC Solar	Other	Eliminations	Total
Other non current assets	2 624 833	1 798 948	201 262	273 708	0	4 898 751
Goodwill	274 780	342 325	4 084	171 095	0	792 284
Non current financial assets*	0	10 965	516	2 580 843	−2 528 115	64 209
Cash and cash equivalents	573 274	10 840	8 047	6 825 378	0	7 417 539
Other current assets	462 090	821 082	357 698	418 870	−514 045	1 545 695
Tax assets	59 323	0	14 910	109 408	−121 576	62 065
Total assets	3 994 300	2 984 160	586 517	10 379 302	−3 163 736	14 780 543
Other non-current liabilities	210 321	51 346	30 719	12 834	0	305 220
Non-current liabilities, interest bearing	2 226 046	135 970	710	1 914 973	−1 779 282	2 498 417
Other current liabilities	296 399	606 531	200 063	126 863	−421 853	808 003
Current liabilities, interest-bearing	0	688 308	43 289	163 054	−748 833	145 818
Tax liabilities	273 532	141 736	43 468	82 311	−154 479	386 568
Purchase of non current assets**	453 392	1 129 645	40 735	448 527	0	2 072 299

* Excluding investments in shares in subsidiaries.
** Including property, plant and equipment, intangible assets, goodwill and acquired business.

Balance sheet and investments for the year ended December 31, 2005

(NOK in thousand)	REC Silicon	REC Wafer	REC Solar	Other	Eliminations	Total
Other non current assets	2 590 340	831 025	198 664	431	0	3 620 460
Goodwill	288 536	342 325	4 084	0	0	634 945
Non current financial assets*	25 559	12 468	3 320	1 232 124	−1 139 683	133 788
Cash and cash equivalents	322 762	146 664	138 819	59 366	0	667 611
Other current assets	475 142	808 566	90 893	204 855	−499 465	1 079 991
Tax assets	0	0	15 453	13 948	158 828	188 229
Total assets	3 702 339	2 141 048	451 233	1 510 724	−1 480 320	6 325 024
Other non-current liabilities	792 141	48 098	28 318	−517 833	0	350 724
Non-current liabilities, interest bearing	2 047 643	509 149	112 162	1 717 622	−620 535	3 766 041
Other current liabilities	314 492	446 259	163 344	198 468	−448 497	674 066
Current liabilities, interest-bearing	0	148 180	2 207	3 843	0	154 230
Tax liabilities	119 129	656	0	2 251	0	122 036
Purchase of non current assets**	2 696 115	264 145	140 537	356	0	3 101 153

* Excluding investments in shares in subsidiaries.
** Including property, plant and equipment, intangible assets, goodwill and acquired business.

Balance sheet and investments by geographical location of the company for the year ended December 31, 2006

(NOK in thousand)	USA	Norway	Other	Eliminations	Total
Other non current assets	2 624 833	1 925 630	348 288	0	4 898 751
Goodwill	274 780	346 409	171 095	0	792 284
Non current financial assets*	0	2 976 257	36	−2 912 084	64 209
Cash and cash equivalents	572 905	6 721 382	123 252	0	7 417 539
Other current assets	462 090	1 250 976	424 911	−592 282	1 545 695
Tax assets	59 323	115 725	3 054	−116 037	62 065
Total assets	3 993 931	13 336 379	1 070 636	−3 620 403	14 780 543
Other non-current liabilities	210 321	71 808	40 096	−17 005	305 220
Non-current liabilities, interest bearing	2 226 046	2 012 505	45 556	−1 785 690	2 498 417
Other current liabilities	295 548	717 406	280 126	−485 077	808 003
Current liabilities, interest-bearing	0	718 598	176 053	−748 833	145 818
Tax liabilities	273 198	243 385	24 464	−154 479	386 568
Purchase of non current assets**	453 392	1 155 623	463 284	0	2 072 299

* Excluding investments in shares in subsidiaries.
** Including property, plant and equipment, intangible assets, goodwill and acquired business.

Balance sheet and investments by geographical location of the company for the year ended December 31, 2005

(NOK in thousand)	USA	Norway	Other	Eliminations	Total
Other non current assets	2 590 340	958 798	71 322	0	3 620 460
Goodwill	288 536	346 409	0	0	634 945
Non current financial assets*	25 559	1 685 185	34	-1 576 990	133 788
Cash and cash equivalents	322 339	252 016	93 256	0	667 611
Other current assets	475 142	1 109 540	44 114	-548 805	1 079 991
Tax assets	0	25 829	2 911	159 489	188 229
Total assets	3 701 916	4 377 777	211 637	-1 966 306	6 325 024
Other non-current liabilities	792 141	-463 221	21 804	0	350 724
Non-current liabilities, interest bearing	2 021 479	2 573 821	21 475	-850 734	3 766 041
Other current liabilities	328 078	706 623	134 841	-495 476	674 066
Current liabilities, interest-bearing	0	154 225	5	0	154 230
Tax liabilities	119 129	2 907	0	0	122 036
Purchase of non current assets**	2 696 115	355 044	49 994	0	3 101 153

* Excluding investments in shares in subsidiaries.
** Including property, plant and equipment, intangible assets, goodwill and acquired business.

Geographic distribution of external revenues based on customer location

(NOK in thousand)	2006	2005	2004
Germany	1 427 255	1 118 007	428 497
Europe (excluding Germany)	455 066	120 475	143 701
USA	216 263	133 615	104 760
Japan	1 262 858	741 170	452 016
Asia (excluding Japan)	737 695	314 084	105 231
Other countries	234 934	26 564	35 988
Total revenues	4 334 072	2 453 916	1 270 192

Geographic distribution of external revenues based on company location

(NOK in thousand)	2006	2005	2004
Norway	2 086 776	1 466 399	883 881
Sweden	837 160	324 569	129 376
USA	1 388 866	652 711	251 018
Other countries	21 270	10 236	5 917
Total revenues	4 334 072	2 453 916	1 270 192

6 PROPERTY, PLANT AND EQUIPMENT

(NOK in thousand)	Land and buildings	Machinery and equipment	Other tangible fixed assets	Assets under construction	Total
Carrying value at January 1, 2005	195 124	402 737	51 000	143 081	791 942
Exchange differences	19 120	124 959	11 598	0	155 677
Acquisition of business	347 546	1 661 338	92 274	116 872	2 218 030
Net additions	89 359	336 419	24 928	−24 272	426 434
Disposals	−10 598	−5 195	0	0	−15 793
Depreciation	−17 476	−161 799	−22 078	0	−201 353
Impairment	0	−13 733	0	0	−13 733
Carrying value at December 31, 2005	623 075	2 344 726	157 722	235 681	3 361 204
At December 31, 2005					
Cost price	663 258	2 685 608	209 598	235 681	3 794 145
Accumulated depreciation & impairment	−40 183	−340 882	−51 876	0	−432 941
Carrying value at December 31, 2005	623 075	2 344 726	157 722	235 681	3 361 204
Carrying value at January 1, 2006	623 075	2 344 726	157 722	235 681	3 361 204
Exchange differences	−25 458	−122 285	−11 574	−2 595	−161 912
Acquisition of business	30 949	85 016	2 757	78 911	197 633
Net additions	410 638	865 517	12 027	308 790	1 596 972
Disposals	−93	−2 992	−1 327	0	−4 412
Depreciation	−33 883	−271 628	−28 366	0	−333 877
Impairment	0	−11 501	−306	0	−11 807
Carrying value at December 31, 2006	1 005 228	2 886 853	130 933	620 787	4 643 801
At December 31, 2006					
Cost price	1 078 504	3 488 996	208 399	620 787	5 396 686
Accumulated depreciation & impairment	−73 276	−602 143	−77 466	0	−752 885
Carrying value at December 31, 2006	1 005 228	2 886 853	130 933	620 787	4 643 801

Acquisitions of business were related to EverQ in 2006 and ASiMI and SGS in 2005, see notes 9 and 30.

Estimated useful lives of assets included in the different classes are primarily in the range of: buildings 12–33 years; machinery and equipment 3–15 years and other tangible fixed assets 3–7 years.

Finance leases

(NOK in thousand)	December 31, 2006
Cost – capitalized finance leases	145 793
Accumulated depreciation	−8 417
Carrying value	137 376
Land and buildings	30 119
Machinery and equipment	104 835
Other tangible fixed assets	2 422
Carrying value	137 376

Finance leases at December 31, 2006 were primarily lease of plant and equipment for recovery of exhausted slurry for REC Wafer. Slurry is the cutting fluid used when sawing silicon blocks into wafers. The plant is built adjacent to REC ScanWafer's plants at Herøya, Norway. The agreement is a capacity agreement where REC Wafer is expected to take all of the output of the plant (see note 29). The lease elements of the agreement are for the building, land and for machinery and are fixed according to the total capital expenditures incurred. The facility was put into operation at the end of 2006, and the estimated fair values may change and may increase for any further capital expenditure. The amount that was capitalized in 2006 was NOK 138 million. The minimum contract term is until December 31, 2015, and shall be prolonged automatically for two-year periods unless terminated by either party with twelve months notice. REC has some rights to purchase the plant, including subsequent to the agreement term, at the remaining non-paid capital expenditures by REC, but not lower than a stated minimum amount. The assets are depreciated over the shorter of estimated useful lives and the lease term.

7 INTANGIBLE ASSETS

(NOK in thousand)	Goodwill	Assets under construction	Customer relationships	Other	Total
Carrying value at January 1, 2005	392 961	0	0	28 350	421 311
Exchange differences	18 521	1 996	6 382	2 824	29 723
Acquisition of business	223 463	39 746	127 063	65 688	455 960
Net additions	0	0	0	855	855
Amortization	0	0	0	−13 648	−13 648
Carrying value at December 31, 2005	634 945	41 742	133 445	84 069	894 201
At December 31, 2005					
Cost price	634 945	41 742	133 445	114 597	924 729
Accumulated amortization	0	0	0	−30 528	−30 528
Carrying value at December 31, 2005	634 945	41 742	133 445	84 069	894 201
Carrying value at January 1, 2006	634 945	41 742	133 445	84 069	894 201
Exchange differences	−12 219	−3 168	−8 483	−3 199	−27 069
Acquisition of business	169 558	0	0	57 124	226 682
Net additions	0	0	0	2 436	2 436
Internal development	0	23 707	0	0	23 707
Disposals	0	0	−1 576	−113	−1 689
Effect final PPA	0	0	−26 553	0	−26 553
Amortization	0	0	−13 872	−30 609	−44 481
Carrying value at December 31, 2006	792 284	62 281	82 961	109 708	1 047 234
At December 31, 2006					
Cost price	792 284	62 281	121 743	166 571	1 142 879
Accumulated amortization	0	0	−38 782	−56 863	−95 645
Carrying value at December 31, 2006	792 284	62 281	82 961	109 708	1 047 234

Acquisitions of business were related to EverQ in 2006 and ASIMI and SGS in 2005, see notes 9 and 30. Cost price and accumulated amortization in 2006 was affected by the final purchase price allocation (PPA) of ASIMI and SGS, see note 30.

The intangible assets included above have estimated finite useful lives, over which the assets are amortized on a straight-line basis. Intangible assets under construction are not ready for its intended use, and consequently amortization has not started. At December 31, 2006, assets under construction related to the Fluid Bed Reactor technology in REC SGS. Customer relationships are amortized over the expected customer relationship periods. At December 31, 2006, customer relationships were primarily related to pre-existing relationships at the time of acquisition of ASIMI and SGS, and are amortized over a period of 10 to 16 years. Other intangible assets at December 31, 2006, were primarily related to order backlog in EverQ (1 year), Silane technology in REC Silicon (3 years) and furnace technology agreement in REC Wafer (10 years).

Impairment test

Goodwill is allocated to the cash-generating units or groups of cash-generating units at December 31, in each segment identified as follows:

Carrying amount of goodwill at December 31

(NOK in thousand)	2006	2005
REC Silicon*	274 781	288 536
REC Wafer – REC ScanWafer and REC SiTech	342 325	342 325
REC Solar – REC ScanCell and Solar Vision	4 082	4 084
Other (EverQ) **	171 096	0
Total REC Group	792 284	634 945

* The amount for 2005 has been adjusted for the final purchase price allocation.
** EverQ was acquired with effect at December 19, 2006. EverQ is a jointly controlled entity that is accounted for using proportionate consolidation. The valuation analysis of goodwill has been updated at December 31, 2006.

00179

The changes in the carrying amount of goodwill during 2006 were due to translation differences and the acquisition of EverQ.

Recoverable amounts for the cash-generating unit's (group of units) are based on value in use. Value in use has been estimated by discounted cash flows. Business plans approved by the management has been used in the calculation. EBITDA less capital expenditure has been used as estimate of cash flows. The cash flows do not include effects from expansion and enhancement investments. Cash flows and discount rates are pre-tax.

The business plan period for the subsidiaries is four years. To arrive at the estimated recoverable amount, the REC Group would normally use an estimated stable cash flow and a growth rate factor to estimate a terminal value. However, the carrying value of goodwill and cash generating units in the REC Group are low compared to the fair values of the company and its cash-generating units. Much of the sales for the coming years are already contracted. For the subsidiaries, the discounted cash flows for the business plan period of four years significantly exceed the carrying amounts of the cash generating units. Consequently, REC need not determine a growth rate to be used in the calculations at December 31, 2006. In the calculations in 2005 a growth rate of 1 percent was used. This is below the average expected growth rate for the photovoltaics (PV) industry.

Key assumptions are defined as those to which the units' (group of units') recoverable amounts are most sensitive. Based on the analysis performed, the management's opinion is that there are no key assumptions at December 31, 2006, for which the recoverable amounts for the subsidiaries are sensitive when comparing to the carrying amounts.

Generally, in the current situation the PV industry is dependent on government incentives to the end users. Critical factors and key assumptions would be development in prices and cost reductions over time to be competitive to other sources of energy. Cost reduction depends on further technological developments and future investments. Such investments and effects have not been included in the current estimation of recoverable amounts.

In the calculation for EverQ, key assumptions include expected capacity utilization, development in prices and cost of goods sold. For EverQ it is assumed full capacity utilization of the production assets, declining prices in line with general market expectations and declining costs of goods sold due to improvements in the production process. The estimated cash flow is based on three year management forecast and an extrapolated cash flow beyond this based on a normalized margin level and a zero percent growth rate. This is below the average expected growth rate for the PV industry. The calculation for EverQ includes estimated cash flows related to the second plant that is under construction, which is based on the same technology as the first plant that was successfully completed in 2006.

The discount rates are based on Weighted Average Cost of Capital (WACC). The cost of a company's market value of debt and equity capital, weighted accordingly to reflect its capital structure, gives its WACC. The WACC rates used to discount future cash flows are based on 10 years risk free rates in the relevant markets and take into account the debt premium, market risk premium, gearing and asset beta. The REC Group has been listed on the Oslo Stock Exchange from May 2006, and has from the same period in time been fully equity funded (net cash position). The factors used to calculate WACC could change over time. The pre-tax discount rates used for 2005 and 2006 were 9 percent (rounded) for both years.

8 INVESTMENTS IN ASSOCIATES

(NOK in thousand)	**2006**	**2005**
At January 1	58 150	10 910
REC ScanWafer GmbH [1]	0	-3 998
Investment in associates	11 772	58 290
Share of loss in associates [2]	-18 330	-7 052
Exchange difference	1 066	0
At December 31	52 658	58 150

1) REC ScanWafer GmbH was in 2005 accounted for as a subsidiary and in 2004 as an associate and therefore the 2005 investment is reclassified.
2) Share of loss is after tax and minority interest of associates.

100% of the results of the associate CSG Solar AG (Germany), are as follows:

(NOK in thousand)	**2006**	**2005**
Assets	519 060	441 225
Liabilities	293 586	83 291
Revenues	241	889
Loss	-80 899	-30 619
Interest held/voting rights at December 31	21.71%	23.03%

9 JOINTLY CONTROLLED ENTITIES

EVERQ

Effective December 19, 2006, the REC Group increased its ownership in EverQ GmbH from 15 percent to 33.33 percent. From this date, EverQ became a jointly controlled entity of the REC Group and is proportionately consolidated in the consolidated financial statements of REC. Total cost of the acquisition of the additional 18.33 percent share was NOK 305 million, of which NOK 303 million was paid in cash in 2006 and the remaining in 2007. The initial purchase allocation, which is performed by independent financial experts, has been determined to be provisional, primarily because of pending discussions between the venturers regarding the cost price. EverQ was founded in December 2004 and manufactures solar modules based on String Ribbon Technology. EverQ is based in Thalheim, Germany. EverQ's first factory started production medio 2006, and a second factory was under construction at December 31, 2006. REC, Q-Cells AG and Evergreen Solar Inc jointly control the operations of EverQ.

Details at the time of acquisition
(NOK in thousand)

Cost price acquisition from 15% to 33.33%	304 902
Carrying value of the initial 15% shareholding	37 114
Increased values of net assets recorded to equity	76 817
Total (33.33%)	418 833
Estimated fair value of net assets (33.33%)	249 275
Goodwill	169 558

The goodwill arising on the acquisition of EverQ is related to the anticipated profitability of its operations and technology hedge for the REC Group. Estimated fair value of net assets included estimated intangible assets of NOK 57 million, primarily related to order backlog that will be fully amortized during 2007.

The amounts in the tables below represent the REC Group's 33.33 percent share of EverQ that was included in the income statement and in the cash flow statement for 2006 and the balance sheet items at December 31, 2006. The amounts include goodwill and fair value adjustments.

Balance sheet items

(NOK in thousand)	**2006**
Ownership at December 31	33.33%
Non-current assets (incl. goodwill)	435 171
Current assets	260 355
Total assets	695 526
Non-current liabilities	46 676
Current liabilities	223 835
Total liabilities	270 511

Profit and loss

(NOK in thousand)	
Ownership in the period	33.33% from Dec. 19, 2006
Revenues	9 865
Expenses	-9 519
Net financials items	-97
Income taxes	-185
Profit after income tax	64

Cash flow

(NOK in thousand)	2006
Ownership in the period	33.33% from Dec. 19, 2006
Net cash flow from operating activities	-6 992
Net cash flow from investing activities	-12 192
Net cash flow from financing activities	-19 384
Net cash flow in the period	-38 568
Cash and cash equivalents at the date of acquisition	157 921
Foreign currency effect on cash and cash equivalents	2 841
Cash and cash equivalents at December 31	122 194

Net cash payment

(NOK in thousand)	
Cash payment for the increase in share from 15% to 33.33%	-302 844
Cash and cash equivalents at the date of acquisition	157 921
Acquisition of joint venture, net of cash purchased	-144 923

SOLAR GRADE SILICON LLC

In 2004 and up to August 1, 2005, Solar Grade Silicon LLC (SGS) was a jointly controlled entity of the REC Group and was proportionately consolidated in the consolidated financial statements of REC. At September 30, 2004, the REC Group increased the ownership from 60 percent to 70 percent and at August 1, 2005, SGS became a wholly owned subsidiary of the REC Group. The amounts in the table below represent the REC Group's 60/70 percent share that was included in the income statement for 2004 and 2005 and in the balance sheet at December 31, 2004.

Balance sheet items

(NOK in thousand)	2005	2004
Ownership at December 31	NA	70%
Non-current assets (incl. goodwill)		16 625
Current assets		127 681
Total assets		144 306
Non-current liabilities		0
Current liabilities		29 399
Total liabilities		29 399

Profit and loss

(NOK in thousand)	2005	2004
Ownership in the period	70% for 7 months	60% for 9 months 70% for 3 months
Revenues	215 860	338 319
Expenses	-162 203	-312 085

10 INVESTMENT IN SHARES (ACCOUNTED FOR AS AVAILABLE-FOR-SALE FINANCIAL ASSETS)

(NOK in thousand)	2006	2005
At January 1	38 190	3 087
Transfer to jointly controlled entity /subsidiary [1]	-37 114	-2 500
Additions	50	37 603
At December 31	1 126	38 190

1) The investment in EverQ became a jointly controlled entity in 2006, and SiTech became a subsidiary in 2005.

11 DERIVATIVE FINANCIAL INSTRUMENTS

Fair Values at December 31	2006		2005	
(NOK in thousand)	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	0	0	5 915	0
Foreign exchange forward contracts	42 052	95 263	17 032	18 748
Embedded derivatives	0	52 778	0	0
Total	42 052	148 041	22 947	18 748
- of which designated as hedging instruments	8 810	142 820	0	0

Derivatives are used extensively to reduce exchange rate risk in the REC Group. The REC Group manages the hedging of net cash flows exposed to exchange rate risk, as a portfolio on the basis of anticipated future cash flows. See note 3 for information on the REC Group's general policy for covering of currency risk and interest rate risk.

In the second quarter of 2006, REC ASA entered into currency contracts for the purchase of USD 200 million to hedge a portion of the future investments in the new polysilicon plant in Moses Lake, WA, USA. Hedge accounting has not been applied to this hedge.

Foreign exchange forward contracts

Notional amounts in currency (in thousand):			Maturity profile (notional amounts in NOK thousand equivalents):		
Outstanding at Dec. 31	2006	2005	Total	2007	2008
EUR Swap	30 910	0	255 547	40 650	214 897
EUR Flex. Fwd	363 540	136 500	2 899 776	1 765 060	1 134 716
EUR Particip. Fwd	52 000	166 500	428 376	428 376	0
EUR Fwd	0	35 500	0	0	0
USD Swap	3 463	0	21 362	21 362	0
USD Flex. Fwd	24 133	0	145 764	145 764	0
USD Fwd	9 600	0	63 719	63 719	0
Total forward sales	NA	NA	3 814 544	2 464 931	1 349 613
EUR Swap	30 910	0	253 383	253 383	0
EUR Flex. Fwd	5 530	0	44 682	39 430	5 252
USD Swap	3 463	0	21 448	21 448	0
USD Flex. Fwd	150 000	138 800	911 250	609 000	302 250
USD Fwd	40 452	32 400	268 443	268 443	0
USD Flex. Fwd	94 480	0	609 165	244 169	364 996
CHF Fwd	1 270	0	6 608	5 714	894
CHF Flex. Fwd	7 120	16 000	37 629	31 763	5 866
GBP Fwd	0	2 150	0	0	0
Total forward purchases	NA	NA	2 152 608	1 473 350	679 258

To cover currency exposures, the REC Group uses currency swaps (Swap), outright forward contracts (Fwd), Participating forward contracts (Particip. fwd) and Flexible forward contracts (Flex. fwd). An outright forward transaction has the exchange rate fixed on the contract trade date. Flexible forward contracts and Participating forward contracts are outright forward contracts combined with an option element.

Maximum credit exposure for the REC Group on the counterparties for the derivative financial instruments is equal to the fair value of the instruments.

Embedded foreign exchange forward contracts

Notional amounts (USD in thousand):	2006	2005
Total contract value	388 466	0

Maturity profile at Dec. 31, 2006 in (NOK thousand equivalents): Total	2007	2008	2009	Later
2 368 488	155 388	314 757	479 183	1 419 160

Embedded derivatives are currency derivatives embedded in sales contracts in REC Wafer. The USD to be received under the sales contracts are not in the functional currencies of the parties to the contracts. The majority of these derivatives are designated as cash flow hedges.

Interest-rate swaps

(NOK in thousand)	2006	2005
The notional amounts of the outstanding interest-rate swap contracts	0	595 035

During 2006, the REC Group became net cash positive, and the interest rate swaps were terminated.

Hedging activities

Cash Flow Hedging

REC Wafer had at December 31, 2006, cash flow hedging activities primarily related to currency hedge of purchase of polysilicon in USD and sale of wafers in EUR and USD. The fair value of the hedging instruments, including any ineffective part, at December 31, 2006, is included in the fair value of derivatives with total assets (gain) of NOK 9 million and total liabilities (loss) of NOK 143 million. The ineffectiveness recognized in the income statement that arises from cash flow hedges was a loss of NOK 13 million in 2006. The cash flows are expected to occur during 2007 and 2008, and are primarily expected to enter into the determination of profit or loss in the same periods. During 2006 and at December 31, 2006, no previously cash flow hedged forecasted transactions were no longer expected to occur.

12 TRADE AND OTHER RECEIVABLES

(NOK in thousand)	2006	2005
Trade receivables	709 190	365 035
Less provision for impairment of trade receivables	-252	-312
Trade receivables - net	708 938	364 723
Prepayments	97 410	244 824
Other receivables	188 840	99 980
Total	995 188	709 527

The fair values of trade and other receivables approximate the carrying values.
The REC Group had insignificant losses on receivables.

13 INVENTORIES

(NOK in thousand)	2006	2005
Raw materials etc	348 784	213 867
Work in progress	72 612	59 128
Finished goods	92 522	76 812
Reserve for obsolescence	-5 463	-2 290
Total	508 455	347 517

The REC Group had insignificant impairment losses or reversals of losses on inventories.

14 CASH AND CASH EQUIVALENTS

(NOK in thousand)	2006	2005
Bank deposits	1 813 481	667 611
Money Market Funds	5 604 058	0
Total cash and cash equivalents	7 417 539	667 611

The average effective interest rate on bank deposits at the end of 2006 was 3.6 percent. Bank deposits have an average maturity of less than 30 days. See note 17 for interest rate sensitivity.

The Money Market Funds are managed by REC relationship banks that invest primarily in high quality commercial paper with an average duration of maximum three months. The Money Market Funds are expected to give a yield that approximates the reference index ST1X (3 months Norwegian government paper). The funds under management are available on demand.

In 2006, the REC Group established a cash pool system with Nordea Bank for the Nordic REC entities. Under this agreement, REC ASA is the Group account holder, whereas the other companies in the Group are sub-account holders or participants. The bank can offset overdrafts against deposits, so that the net position represents the net balance between the bank and REC ASA. At December 31, 2006, the net balance in the cash pool system was NOK 115 million, included as part of bank deposits.

Restricted cash

(NOK in thousand)	2006	2005
Restricted cash	155 120	164 896

In 2006, the REC Group established a guarantee through Nordea Bank to Bærum Kommune for NOK 19 million covering tax withholding for employees in REC ASA, REC ScanWafer, REC SiTech and REC ScanCell.

In the Limited Liability Agreement (the "LLC Agreement") of REC Advanced Silicon Materials LLC (ASiMI), there are various provisions that are intended to protect Komatsu America Corporation's retained interest in ASiMI, see note 30. Among other things, the LLC Agreement prohibits ASiMI and REC Silicon Inc from pooling of funds with those of any other person or entity. At December 31, 2006, REC Silicon had bank deposits equal to NOK 573 million. These funds were not generally available for the REC Group as a whole.

15 EQUITY AND SHAREHOLDERS INFORMATION

(NOK in thousand)	Share capital	Treasury shares	Share premium	Other paid in capital	Total paid in capital	Other equity	Recognized income & expense	Total shareholders' equity
At January 1, 2005	37 285	0	667 171	283 056	987 512	94 869	-8 343	1 074 038
Transfer of share premium reserves to share capital	261 004	0	-261 004	0	0	0	0	0
Share issue	4 500	0	29 500	0	34 000	0	0	34 000
SiTech (contribution in kind)	1 530	0	17 581	0	19 111	0	0	19 111
Treasury shares transactions	0	-225	0	0	-225	19 755	0	19 530
Total recognized income and expense	0	0	0	0	0	0	111 256	111 256
At December 31, 2005	304 319	-225	453 248	283 056	1 040 398	114 624	102 913	1 257 935
Share issue/initial public offering	73 000	0	6 733 528	0	6 806 528	0	0	6 806 528
Shares paid, not issued	154	0	12 975	0	13 129	0	0	13 129
Conversion of convertible loan	116 853	0	1 066 938	0	1 183 791	0	0	1 183 791
Fair value effect on convertible loans	0	0	0	0	0	1 323 867	0	1 323 867
Tax on fair value effect on convertible loans	0	0	0	0	0	-370 683	0	-370 683
Treasury shares transactions	0	225	0	0	225	3 302	0	3 527
Total recognized income and expense	0	0	0	0	0	0	418 424	418 424
At December 31, 2006	494 326	0	8 266 689	283 056	9 044 070	1 071 110	521 337	10 636 517

Share capital at December 31, 2006 includes 153,559 shares paid but not issued.

At December 31, 2006, the REC Group had slightly more than 9,000 shareholders. The total number of outstanding shares at the end of 2006 was 494.2 million, each with a par value of NOK 1. At the end of 2005, the total number of outstanding shares amounted to 15.2 million with a par value of NOK 20 (corresponding to 304 million shares after share split, see below).

During 2006, all convertible bonds were converted to shares in REC, see note 27, increasing the number of shares by 5.84 million before split and 116.8 million after split.

On the Annual General Meeting (AGM) on April 20, 2006, the shares in REC ASA were split 1:20 (effected on April 21, 2006), bringing the number of outstanding shares to approximately 421 million. Subsequently to this, the company carried out a major share issue in connection with its initial public offering (IPO). The share issue increased the number of shares by 73 million, resulting in gross (net after tax) proceeds to REC ASA from the offering of NOK 6,928 million (6,820 million). The share issue was oversubscribed, and attracted interest from a significant amount of investors both internationally and in Norway. At the time of the listing on May 9, 2006, REC ASA had approximately 22,000 shareholders, compared with less than 300 shareholders in the beginning of 2006.

The following shareholders had 1 percent or more of the total outstanding shares in REC ASA at December 31, 2006:

Name of shareholders	No. of shares	Ownership
Good Energies Investments B.V.	169 801 900	34.36%
Elkem AS	115 935 300	23.46%
Hafslund Venture AS	105 411 520	21.33%
Orkla ASA	20 000 000	4.05%
State Street Bank and Trust Co.	12 682 144	2.57%
Sumitomo Corporation	6 662 000	1.35%
JP Morgan Chase Bank	5 986 650	1.21%
Brown Brothers Harriman & Co	5 266 191	1.07%

At the AGM held April 20, 2006, the Board was granted the authority to increase the share capital by a maximum of NOK 15 million in one or more issuances and at a subscription price per share to be fixed by the Board in connection with each issuance. The authority is valid until the next AGM, but in any case maximum 15 months.

At the AGM held on April 20, 2006, the Board was authorized to repurchase up to 10 percent of the face value of the Company's share capital at a price per share of between NOK 10 and NOK 300. This authorization will be valid for 18 months from the date of the AGM or until it is rescinded by a resolution of a subsequent AGM.

16 MANAGEMENT COMPENSATION, LOANS AND SHAREHOLDINGS

According to the Norwegian Public Limited Companies Act § 6 -16a, the Board of Directors shall establish a specific declaration regarding determination of salary and other compensation to leading employees. Also, according to the Norwegian Public Limited Company Act § 5-6 (3), an advisory voting on the Board of Director's guidelines for determining executives' compensation for the upcoming fiscal year shall be held at the General Meeting. If the guidelines include share based payment schemes, such schemes must also be approved by the General Meeting.

Salary and other compensations for 2006 are addressed below. As regards guidelines for determination of salary and other compensations for leading employees for the upcoming fiscal year, the Board of Directors will propose the following guidelines for advisory voting at the General Meeting 2007:

REC's compensation policy intends to be a positive force in developing our company, through attracting, incentivizing, retaining and awarding business relevant talent and strong performers, taking both short and long term value creation into consideration.

Base Salary level should be determined locally and reflect local market average level for corresponding positions and qualifications in relevant businesses.

Performance Bonus should be considered and provided for selected individuals whose achievement of performance objectives can be measured through clearly defined results parameters within areas that the individual by virtue of his or her position, qualifications and performance can influence. Performance objectives should be stretched value adds, meeting/exceeding expectations from that particular job function.

In addition to Base Salary and Performance Bonus, REC's compensation plan includes also a Long Term Incentive Plan (LTIP) as explained further below.

REC offers supplementary pension schemes to employees in accordance with normal standard for corresponding companies, see below and note 19. At January 1, 2007, REC offers an additional supplementary deposit based pension scheme to Norwegian employees with base salary level above 12 G.

In addition to the above mentioned compensation components, REC offers car allowance, phone coverage and a limited number of other benefits to selected employees.

In case REC has a need to terminate employment contracts, or there is a common understanding between REC and the employee that the employment contract should be terminated, a severance payment will be negotiated on an individual basis.

Compensation of the Group management [6] [7] [8]
Amounts in NOK (if not otherwise stated)

Name	Base salary [5]	Bonus earned [1]	LTIP [2]	Pension Benefits- change ABO [3]	Other taxable benefits [4]
Erik Thorsen	2 511 750	1 250 000	0	113 766	1 388 898
President and CEO		50%	0%		
Reidar Langmo	1 388 103	560 000	93 333	177 992	148 637
Senior Vice President		40%	40%		
Erik Sauar	1 320 438	540 000	675 000	126 228	68 187
Senior Vice President and CTO		40%	50%		
Gøran Bye	USD 287 500	USD 115 000	975 000	0	USD 32 145
Executive Vice President		40%	50%		
John Andersen Jr.	1 633 114	825 000	825 000	143 552	140 759
Executive Vice President		50%	50%		
Thor-Christian Tuv	1 152 351	450 000	345 000	172 822	261 971
Executive Vice President		40%	30%		
Bjørn Brenna	1 500 000	1 000 000	1 000 000	171 818	140 974
Executive Vice President and CFO		50%	50%		
Svanaug Bergland	929 059	300 000	300 000	94 290	108 741
Senior Vice President		30%	30%		
Jon Andre Løkke	1 178 317	330 000	330 000	131 946	290 186
Senior Vice President		30%	30%		
Total 2006 ii)	13 457 016	5 992 553	4 543 333	1 132 414	2 754 515
Total 2005 9) ii)	9 714 769	6 669 070	0	818 764	1 021 290

i) All amounts are exclusive of social security tax.
ii) Compensation to Gøran Bye has been calculated based on average USD/NOK exchange rate for the relevant years.

[1] The bonuses are annual performance bonuses that are normally not to exceed the percentage of base salary as stated in the table. The amounts in the table above represent the bonuses earned during the fiscal year, and are normally paid and reported as taxable income for the employee in the subsequent year. The bonus is not included in the basis for holiday pay. The reasons behind the bonus scheme are to award, incentivize, retain and attract high talent and outstanding performance in business critical functions, taking both short and long term value creation into consideration.

The bonus amounts for 2005 include cash payments and sale of shares to Jon Andre Løkke and Thor-Christian Tuv as compensation for a cash bonus program that had not been implemented for the years 2003, 2004 and 2005. The final agreements were entered into at the turn of the year 2005/2006. The benefits are taxable for the employees in 2006 but reported in 2005 in the table as they relates to periods prior to 2006. The cash payments were NOK 2,500,000 for Mr. Løkke and NOK 1,400,000 for Mr. Tuv. The reported taxable benefit related to their purchase of 2,817 shares each (before split 1:20) in REC ASA at a price of NOK 200 per share, was NOK 153,435 each.

[2] Certain of the REC Group's employees are entitled to participate in the Company's Long Term Incentive Plan (LTIP). The LTIP is a three-year plan under which an annual "LTIP Pool" is set aside and then paid out to eligible employees in three equal annual installments on March 1, of each of the three subsequent years. If payments are made under the program, each LTIP participant is entitled to a share of the LTIP Pool equal to her or his LTIP earning ratio, which ranges from 15-50 percent of each employee's annual base salary. LTIP participants are required to use 25 percent of each annual LTIP payment to purchase shares in REC ASA and to deposit the shares in an account at VPS for the remainder of the three-year LTIP period under which the LTIP payment was made. If an employee terminates its employment before December 31, 2009, its remaining share of the unpaid LTIP 2006 Pool and all shares will be retained by the company.

The LTIP program has an annual cap. The amounts included in the table represents the total benefits that are earned during 2006 (the "LTIP Pool"), and that will be paid out in the three subsequent years, as described above, provided the person is still employed by the REC Group at the time of payment. The amounts are expensed in the income statement over a period up to four years. Reidar Langmo resigned before March 2007, and the amount is reduced to the payment in 2007, that is included in the table. The LTIP Pool for 2006 is based on the REC Group's actual financial performance compared to budgeted financial performance. Due the positive development for the REC Group during 2006, the LTIP program reached the cap for 2006. The LTIP is not included in the basis for holiday pay. There was no LTIP for 2005.

The LTIP has been established as one driving force in developing the company, and it intends to award and incentivize outstanding performance and attract and retain strong talent in business critical functions. Particular considerations will be given to critical success factors, such as long term value creation, continued growth and development of the REC Group's market and/or technological position.

3) The Group management, except for Gøran Bye, has pension benefits via REC's Group pension plan in Norway, see note 19. In general, REC's pension plan in Norway provide for a lifetime retirement benefit coverage of 67 percent of pension qualifying income at the time of retirement up to 12 G (see definition in note 19) if the employee has fully earned (40 years) rights to social security payments as retired. It includes some spouse, children and disability pension rights. The amounts are calculated using the same assumptions as used in note 19, excluding social security tax. ABO (Accumulated Benefit Obligations) pension benefits earned is the change in the net present value of pension benefits earned during the year based on the current pension qualifying income.

Mr. Thorsen is entitled to annual retirement pension equal to 65 percent of his base salary at the time of retirement, see 4) below. As of January 1, 2007 his employment contract has been amended and the retirement age has been reduced from 67 years to 65 years. Erik Thorsen was included in the Group's ordinary pension plan in Norway as of August 1, 2006.

4) Other taxable benefits include benefits like company car/ coverage of automobile expenses / vehicle allowance, telephone and internet service, newspapers, health club memberships, reimbursement of home-office related expenses, individual pension payments and certain other benefits. The benefits vary, and the amounts in the table are the amounts that are reported as taxable income in the relevant year, based on rules and regulations in the relevant tax laws. Bonus payments are not included because earned bonus is reported separately.

In 2006, Mr. Thorsen received a nonrecurring compensation of NOK 500,000 for his first year of employment due to absence of a personal pension- and insurance scheme for this period. The amount in 2006 for Mr. Thorsen also includes a cost of NOK 662,628 for an individual pension insurance to cover the difference between REC's ordinary pension scheme and 65 percent of base salary, see 3) above.

There were no share based payment agreements in the REC Group in 2005 or 2006, except for the sale of shares as described in 1) above.

5) Base salary represents the amounts paid in the year, including holiday pay. Base salary is normally adjusted at January 1. Bjørn Brenna was employed at March 1, 2006, and the base salary is for 10 months.

6) All amounts include payments and benefits from REC ASA and subsidiaries to the Group management. There were no payments and benefits from REC companies for services outside the function as Group management.

7) In the beginning of 2007, the following changes in the Group management took place: John Andersen, Jr. has been appointed EVP REC Solar & Group COO. Ingelise Arntsen has been hired as new Executive Vice President at REC ASA effective June 1, 2007 with the responsibility to lead REC's Wafer division. Thor Christian Tuv is not a member of the Group Management from January 1, 2007. Reidar Langmo resigned at February 1, 2007.

8) During the years 2005 and 2006 no payments were made, or benefits earned, for termination of employment for any of the members of the Group management.

The following members of the Group management have arrangements that entitle them to special benefits if the employment is terminated, beyond the normal notice period of 6 months:
REC ASA may terminate Mr. Thorsen's employment contract at any time and with immediate effect, upon payment of up to 30 months of salary if the agreement is terminated within the first two years of employment and 24 months of salary if the agreement is terminated after the first two years of employment. In the event of dismissal, Mr. Thorsen would be entitled to the first twelve months of the compensation, but any amounts in excess of this that he receives from another employer would be deducted from the balance.

In the event Mr. Bye's contract is terminated, he is entitled to a severance payment equal to six months of his salary together with a pension allowance, a vehicle allowance and a bonus calculated on a pro rata basis, and an allowance for his relocation to Norway.

In the event that Mr. Andersen's contract is terminated, he is entitled to a severance payment equal to six months of his salary.

Mr. Brenna is entitled to a severance payment equal to 12 months of his salary if his contract is terminated.

Ms. Bergland is entitled to two years' salary in the event of her early termination.

Except as noted above, no members of the Group management or Board of Directors have service contracts with the REC Group that provide for benefits upon termination of employment.

[9] The Group management for 2005 included; Erik Thorsen (7 months), Alf Bjørseth (5 months), Bjørn R. Berntsen, Reidar Langmo, Erik Sauar, Gøran Bye (6 months), Tor Hartmann (6 months), John Andersen Jr., Thor-Christian Tuv, Svånaug Bergland (2.5 months) and Jon Andre Løkke.

Compensation of the Board of Directors
(Amounts in NOK)

Name	Board compensation [10]	Compensation for board elected committees [10] [11]
Tore Schiøtz	300 000	0
Marcel Brenninkmeijer	150 000	0
Ole Enger	150 000	37 500
Roar Engeland	70 060	14 147
Rune Bjerke	150 000	37 500
Paul Kloppenborg [13]	150 000	37 500
Richard Aa [13]	79 940	19 985
Halvor T. Svartdal [13]	150 000	37 500
Karen Helene Ulltveit-Moe [12]	0	0
Line Geheb [12]	0	0
Susanne Munch Thore [12]	0	0
Total period May 22, 2005 - April 20, 2006	1 200 000	184 132
Total period 2004 - 2005	821 288	62 500

[10] The amounts in the table represent the amounts that were paid in 2006 and 2005, respectively and that were approved by the Annual General Meeting (AGM) as compensation for the periods between the AGMs. Board compensation for the period April 20, 2006 to May 14, 2007, will be decided by the AGM on May 14, 2007.

[11] Board elected committees are: Audit Committee, Compensation Committee, and Corporate Governance Committee

[12] Members effective from May 9, 2006.

[13] Members up to the AGM April 20, 2006

None of the Board members received compensation from any other REC Group companies. Any compensation received by other companies outside the REC Group is not included.

Loans and guarantees for employees and Board of Directors
Total loans and guarantees to employees amounted to NOK 2.5 million at December 31, 2006.
On July 8, 2005, the Company loaned Erik Thorsen NOK 700 000, and on December 8, 2005, the Company loaned Svånaug Bergland NOK 500,000. The purpose of each of these loans was to facilitate the borrower's purchase of a car. Each of the loans is interest and installment free for two years. In each case, if the borrower resigns from the Company, the loan will become due and payable. The loans are secured by mortgage on their houses.

On August 1, 2005, the Company loaned Gøran Bye USD 50,000 on an interest free basis, which is to be repaid by setting-off amounts owed against his net annual bonus payments, beginning in 2007.

No Board member or other shareholders, including their closely related parties, had any loans or guarantees at December 31, 2006.

Shareholdings and convertible bonds

The number of shares and convertible bonds owned by members of the Board of Directors and the REC Group management, including their closely related parties, are shown in the table below. At December 31, 2005, there were no outstanding options, and at December 31, 2006, there were no outstanding options or convertible bonds. The table includes those that were members at December 31, 2006.

Name	Title	2006 Shares	2005 Shares*	Bonds**
Reidar Langmo (trough Rebilijo Invest)	Senior Vice President	2 777 720	6 647 960	298 981
Erik Sauar (also trough Sauar Invest)	Senior Vice President & TCO	696 460	866 500	66 136
Tore Schiøtz (trough Granhuag Industier and Centrum as)	Chairman of the Board	500 000	719 960	298 768
Erik Thorsen (also trough Toleko AS)	President & CEO	350 000	500 000	–
John Andersen Jr.	Executive Vice President	133 480	100 000	–
Tor-Christian Tuv (trough The Tuv AS)	Executive Vice President	130 700	100 000	41 498
Jon André Løkke (trough Ludens AS)	Senior Vice President	113 740	100 000	40 790
Bjørn Brenna (trough RBBR Invest AS)	Executive Vice President & CFO	32 600	–	–
Gøran Bye (trough Schoutbynacht AS)	Executive Vice President	29 000	–	–
Svånaug Bergland	Senior Vice President	10 500	–	–

* Adjusted for share to split 1:20 in April 2006.

** See note 27 for more information regarding convertible bonds. The bonds have been converted by the following formula: No. of bonds * USD exchange rate to NOK at conversion date/NOK 255 per REC ASA share (before share split, see note 15). The face value of each Bond was USD 1. At December 31, 2006, all outstanding bonds had been converted into shares.

Line Geheb and Karen Helene Ulltveit-Moe (and Halvor T. Svartdal to April 20, 2006) are independent of shareholders owning more than 10 percent of the share capital of REC ASA. The other members represents the main owners of REC; Orkla, Hafslund and Good Energies. The shares owned by these companies are not included in the table.

17 BORROWINGS

(NOK in thousand)

Non-current	2006	2005
Bank borrowings	1 868 830	1 549 109
EverQ borrowings	34 731	0
Amounts due to Komatsu	468 175	500 075
Finance lease liabilities	126 681	5 429
Total non-current loans, interest bearing	2 498 417	2 054 613
Current		
Short term loans, interest bearing	0	149 584
EverQ borrowings	132 764	0
Current portions of financial lease liabilities	13 054	4 646
Total current loans, interest bearing	145 818	154 230
Convertible loans	0	1 711 428
Total interest bearing liabilities	2 644 235	3 920 271

Bank borrowings and the amounts due to Komatsu (see note 30) are unsecured (2005: total secured liabilities NOK 1,106 million). Total 2006 borrowings include secured liabilities of EverQ of NOK 19 million. In addition, finance lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

The future aggregate minimum lease payments under finance leases are as follows

(NOK in thousand)	2006
Not later than 1 year	22 207
Later than 1 year but not later than 5 years	86 034
Later than 5 years	80 521
Total (gross minimum lease payments)	188 762
Less part that is interest	-49 027
Total finance lease obligations in the balance sheet (net present value of minimum lease payments)	139 735

Financial leases are primarily for the SiC plant at Herøya, see note 6.

Maturity profile of REC Group's interest-bearing liabilities at December 31, 2006
(NOK in thousand)

	Total	2007	2008	2009	2010	2011	After 2011
Bank borrowings	1 868 830	194 900	320 340	322 140	324 040	707 410	0
Amounts due to Komatsu	468 175	0	0	0	468 175	0	0
Finance leases	139 735	13 054	14 064	14 914	15 049	14 764	67 890
EverQ borrowings	167 495	132 764	34 731	0	0	0	0
Total interest bearing liabilities	2 644 235	340 718	369 135	337 054	807 264	722 174	67 890

The Company entered into a Credit Facilities Agreement for NOK 5,425 million with a syndicate of seven banks dated March 23, 2006. During 2006, all external debt in subsidiaries, except for a loan of USD 77 million (plus accrued interest) from Komatsu America Corporation to REC Advanced Silicon Materials LLC dated July 29, 2005, was refinanced through the new Credit Facilities Agreement.

The nominal interest rates and currency distribution (notional amounts) at December 31, 2006 were as follows:

	Interest rate	Currency	Amounts in in thousand currency	Borrower
Bank overdrafts	4.0%	NOK	0	REC ASA
Bank borrowings	4.2%	NOK	992 565	REC ASA
Bank borrowings	5.7%	USD	145 000	REC ASA
EverQ borrowings	6.5%	EUR	20 332	EverQ
Amounts due to Komatsu	6.6%	USD	74 847	REC ASiMI
Finance leases	6.9%	NOK	139 735	REC ScanWafer

For the amounts due to Komatsu, the effective interest rate is 8.1 percent due to fair value adjustment in the purchase price allocation. Effective interest rates for the other interest bearing liabilities approximate the nominal interest rates.

Of the USD 145 million borrowings by REC ASA, USD 142 million was at December 31, 2006, lent on to the US Subsidiary REC Silicon Inc. Consequently, REC ASA and the Group are not exposed to a net currency risk related to this loan.

Interest rate sensitivity

The amounts due to Komatsu have fixed interest rate for the term of the Loan. This loan was recognized at the estimated fair value at the time of acquisition of ASiMI. The bank borrowings had interest rate roll-over on December 29, 2006. The fair value of the loans approximates the carrying values at end 2006. A one percentage point increase in interest rates would affect the fair value the amounts due to Komatsu by approximately NOK 14 million at December 31, 2006. A one percentage point increase in interest rates would, subsequent to next interest rate fixing, increase financial cost of bank borrowings with approximately NOK 20 million. However, a one percentage point increase in interest rate would increase financial income on the cash and cash equivalents held by approximately NOK 72 million on the basis of the end 2006 balances.

Debt facilities at December 31, 2006

(NOK in thousand)	Total debt facilities	Available amount
Total REC Group debt facilities	5 675 000	3 725 000

Total debt facilities consist of the NOK 5,425 million Credit Facilities Agreement and a NOK 250 million overdraft facility related to the Group cash pool system. The amount under the Credit Facilities Agreement is available for investments in the FBR plant in the USA (NOK 2,200 million), for specified wafer investments (NOK 600 million) and for general corporate purposes (NOK 675 million). The amounts due to Komatsu and the financial leases are not included in total debt facilities.

Loans from related parties

At December 31, 2006, the REC Group had no outstanding loans from related parties.

18 INCOME TAX EXPENSE AND DEFERRED TAX ASSETS AND LIABILITIES

Recognized income tax expense

(NOK in thousand)	2006	2005	2004
Current tax expense	301 798	14 572	0
Deferred tax expense / benefit	-16 168	11 588	-2 263
Total income tax expense / benefit in the income statement	285 630	26 160	-2 263

Current income tax expense and deferred tax benefit for 2006 include expenses of NOK 6 million and NOK 9 million, respectively, as adjustments of prior periods.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

(NOK in thousand)	2006	2005	2004
Profit before tax	743 960	30 083	-8 352
Tax calculated at domestic tax rates applicable to profits in the respective countries	279 168	29 271	-2 101
Change in tax rate and tax regulation	-1 257	0	-1 231
Income not subject to tax	-11 031	-1 087	-620
Expenses not deductible for tax purposes	6 048	266	1 689
Utilization of previously unrecognized tax losses or temporary differences	-2 693	-2 290	0
Adjustment of prior year's income taxes	15 395	0	0
Tax charge	285 630	26 160	-2 263
Effective tax rate	38.4%	87.0%	27.1%

The income tax for 2006 is based on a corporate income tax rate of; 28 percent in Norway and Sweden; 35 percent federal tax rate plus state tax rate of between zero (State of Washington) to 7 percent (Montana) in the USA. The calculated deferred tax benefit of 28 percent on the reported expenses for the convertible loans combined with higher effective tax rate on profits in the USA contributed to the high combined effective tax rates for 2005 and 2006. Adjusted for the effects of the convertible loans, the calculated effective tax rate for 2006 was 33 percent. The effective tax rate in the USA for 2006 was 39 percent.

Estimations of the amounts of deferred tax assets and liabilities that may be recovered or settled within and after 12 months based on the balance sheet classification as current and non-current are as follows:

(NOK in thousand)	2006	2005
Deferred tax assets:		
Deferred tax asset to be recovered after 12 months	41 355	53 187
Deferred tax asset to be recovered within 12 months	123 166	205 437
Offset deferred tax assets and liabilities	-161 779	-70 395
Total	2 742	188 229
Deferred tax liabilities:		
Deferred tax liability to be settled after 12 months	383 312	174 319
Deferred tax liability to be settled within 12 months	12 181	726
Offset deferred tax assets and liabilities	-161 779	-70 395
Total	233 714	104 650
Net deferred tax assets (+) / liabilities (-)	-230 972	83 579

The following are the major deferred tax liabilities (–) and assets (+) recognized by the group, and movements during 2004, 2005 and 2006:

(NOK in thousand)	Non current assets *	Convertible bonds	Employee benefits	Tax Losses	Other **	Total
Net deferred tax at January 1, 2004	–12 353	0	3 274	120 412	1 042	112 375
Recognized in income statement	–4 303	0	–262	346	6 482	2 263
Recognized to equity	0	0	631	0	0	631
Acquisition of subsidiaries and joint ventures	0	0	0	0	0	0
Translation differences	0	0	247	0	–3 940	–3 693
Net deferred tax at December 31, 2004	–16 656	0	3 890	120 758	3 584	111 576
Effect of transition to IAS 39 – recognized to equity	0	13 977	0	0	0	13 977
Net deferred tax at January 1, 2005	–16 656	13 977	3 890	120 758	3 584	125 553
Recognized in income statement	–34 951	130 570	–26 484	–96 187	15 464	–11 588
Recognized to equity	0	0	8 813	0	0	8 813
Acquisition of subsidiaries and joint ventures	–108 367	0	48 193	0	20 976	–39 198
Translation differences	–4 259	0	511	3 888	–141	–1
Net deferred tax at December 31, 2005	–164 233	144 547	34 923	28 459	39 883	83 579
Recognized in income statement	–208 586	226 623	–15 645	–27 817	41 593	16 168
Recognized to equity	0	–371 170	406	0	33 918	–336 846
Acquisition of subsidiaries and joint ventures	–10 142	0	0	3 680	0	–6 462
Translation differences	15 770	0	967	–1 688	–2 460	12 589
Net deferred tax at December 31, 2006	–367 191	0	20 651	2 634	112 934	–230 972

* Non current assets are primarily accelerated tax depreciation and temporary differences at acquisition of business.
** Other is primarily current assets and liabilities, including inventories, derivatives and accrued expenses.

Current tax expense in 2006 was NOK 302 million. Net of current tax liability and current tax assets changed from a net liability of NOK 17 million at December 31, 2005, to NOK 94 million at December 31, 2006. The difference between current tax expense in the income statement and the change in the balance sheet was due to the tax effect of costs attributable to the equity increase that was recognized to equity (NOK 42 million) and the fact that REC Silicon Inc. made payments of income taxes during 2006, including prepayments.

Total income taxes recognized to equity as from January 1, 2004 (minus is reduction to equity)

(NOK in thousand)	2006	2005	2004	Total
Effect of transition to IAS 39 at January 1, 2005	0	13 977	0	13 977
Effect of actuarial gains and losses	406	8 813	631	9 850
Effect of convertible bonds	–371 170	0	0	–371 170
Effect of cash flow hedge	33 918	0	0	33 918
Total deferred tax	–336 846	22 790	631	–313 425
Current tax – effect of costs for capital increase	41 986	0	0	41 986
Total	–294 860	22 790	631	–271 439

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following temporary differences:

(NOK in thousand)	2006	2005	2004
Grants for investments	2 968	11 356	12 515
Tax losses	364	178	4 553
Total	3 332	11 534	17 068

At December 31, 2006, accumulated undistributed earnings for REC's ownership shares in companies in the USA were approximately NOK 580 million. A 15 percent withholding tax would be NOK 87 million that has not been recognized as a deferred tax liability. See notes 2.16 and 4.

19 RETIREMENT BENEFIT OBLIGATIONS AND EXPENSES

The REC Group provides defined benefit pension plans for all employees in Norway. In addition, the Norwegian government provides social security payments to all retired Norwegian citizens. Such payments are calculated by reference to a base amount annually approved by the Norwegian parliament (G-regulation). Benefits are determined based on the employee's length of service and compensation. The cost of pension benefit plans is expensed over the period that the employee renders services and becomes eligible to receive benefits.

The REC Group offers primarily contribution plans to employees outside of Norway. REC Silicon has an employer-sponsored retirement plan (401 (k)) for employees in the USA, in which the contributions to the plan are determined each year. ASiMI had defined benefit plans at the time it was acquired in 2005. Subsequent to the acquisition, the ASiMI defined benefit plans were frozen and no future benefits are accruing to the members of the plans. Previous pension rights remained unchanged. Curtailment gains of NOK 42 million were recognized as part of pension costs in 2005.

Some of the Norwegian subsidiaries have an agreement-based early retirement plan which is a defined benefit multi-employer plan. For this plan, and the defined benefit multi-employer plans in REC ScanModule AB, the administrators are not able to calculate the REC Group's share of assets and liabilities and these plans are consequently accounted for as defined contribution plans. For 2006, pension contributions of NOK 3 million to these plans were included as a pension expense.

The plan assets and the projected benefit obligations (net present value of pension benefits earned at the balance sheet date based on expected pension qualifying income at the time of retirement) were measured at December 31, each year. Independent actuaries performed the actuarial calculations. The present value of the projected defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method. The discount rate for the defined benefit plan in Norway was estimated based on the interest rate on Norwegian government bonds. Average time before the payments of earned benefits was calculated at 40 years, and the discount rate was projected to a 40-year rate through a reference to European long-term interest rates, as the longest duration in Norway is 10 years. The assumption for salary increase, increase in pension payments and G-regulation are tested against historical observations, statements made about the future developments and the relationship between different assumptions.

Defined benefit plans (NOK in thousand)	**2006**	**2005**
Gross retirement benefit obligations at January 1	266 269	44 025
Acquisition of subsidiaries	0	198 166
Service cost	25 483	20 971
Interest cost on pension obligations	12 337	6 724
Curtailments and settlements	0	-41 634
Actuarial gains and losses	4 991	27 921
Benefits paid and paid-up policies	-11 681	-3 118
Translation differences	-13 626	13 214
Gross retirement benefit obligations at December 31	283 773	266 269
Fair values of plan assets at January 1	158 155	24 622
Acquisition of subsidiaries	0	102 728
Actual return on plan assets	23 625	8 873
Pensions premium paid	26 303	17 168
Benefits paid and paid-up policies	-11 681	-3 118
Translation differences	-9 435	7 882
Fair value of plan assets at December 31	186 967	158 155
Funded status at December 31	96 806	108 114
Accrued social security tax	6 425	6 949
Net retirement benefit obligations at December 31	103 231	115 063

Retirement benefit obligations in the balance sheet	**2006**	**2005**
Net retirement benefit obligations at January 1	115 063	22 303
Acquisition of subsidiaries	0	95 438
Net periodic benefit costs	30 719	-20 453
Actuarial gains and losses recognized directly in equity	-9 807	31 475
Pensions premium paid	-26 303	-17 168
Social security tax on pensions premium	-2 250	-1 864
Translation differences	-4 191	5 332
Net retirement benefit obligations at December 31	103 231	115 063

The amounts recognized in the income statement are as follows

(NOK in thousand)	2006	2005	2004
Current service cost	25 483	20 971	13 633
Interest cost on gross retirement benefit obligations	12 337	6 724	1 445
Expected return on plan assets (net of administration cost)	-10 824	-8 400	-1 022
Curtailment gain	0	-41 634	0
Employer's social security tax on defined benefit costs	3 723	1 886	1 982
Total benefit plans	30 719	-20 453	16 038
Contribution plans including employer's social security tax	12 267	2 901	2 850
Total pension expenses (see note 23)	42 986	-17 552	18 888

Acquisition of subsidiary in 2005 was the acquisition of ASIMI. Subsequent to the acquisition, the ASIMI schemes were frozen and no future benefits are accruing to the members of the plans. Previous pension rights remained unchanged. The changes resulted in a curtailment gain in 2005. Net pension liability for the ASIMI schemes was NOK 33 million and NOK 56 million at the end of 2006 and 2005, respectively. During 2006, a net pension income of NOK 2 million (expected return on plan assets less interest cost on liabilities) was recognized in the income statement and an actuarial gain of NOK 11 million was recognized to equity. During 2006, employer's contribution was NOK 6 million, and a translation difference of NOK 4 million was recognized when converting the USD amounts to NOK.

Cumulative actuarial losses recognized to equity were NOK 25 million before taxes and NOK 15 million after taxes.

Actuarial gain/loss on gross retirement benefit obligations consist of

(NOK in thousand)	2006	2005	2004
(a) experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred)	3 467	9 966	-387
(b) the effects of changes in actuarial assumptions	1 524	17 955	5 502
Total actuarial gain/loss on gross retirement benefit obligations	4 991	27 921	5 115

The difference to actuarial gain/loss on net retirement benefit obligations is actuarial gain/loss on plan assets and social security tax.

Distribution of plan assets at fair value at December 31

(NOK in thousand)	Total		Norwegian Plans		ASIMI Plans	
Asset category	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Bonds, commercial paper	63 924	48 630	37 525	23 372	26 399	25 258
Shares	113 571	104 410	13 333	8 236	100 238	96 174
Properties	7 723	4 230	7 723	4 230	0	0
Other	1 749	885	1 749	885	0	0
Total	186 967	158 155	60 330	36 723	126 637	121 432

For the ASIMI plans, the allocation of assets will typically include 50 percent to 80 percent equity securities, and for the Norwegian plans the part invested in equity securities is limited to a maximum of 35 percent.

The principal actuarial assumptions used to determine retirement benefit obligations at December 31

	2006 (Norway)	2005 (Norway)	2006 (ASIMI)	2005 (ASIMI)
Discount rate	4.4%	4.0%	5.75%	5.5%
Future salary increases	4.0%	3.5%	NA	NA
Future pensions increases	4.0%	2.5%	NA	NA
Future increase in the social security base amount (G)	4.0%	2.5%	NA	NA
Future turnover	4% < 50 years 2% > 50 years	2% < 40 years 0% > 40 years	NA	NA

The assumptions used to determine the benefit cost for the year are those determined at the beginning of the year. The expected long-term return on the Norwegian schemes' plan assets was 5 percent and 6 percent for calculation of the pension expense for 2006 and 2005, respectively. For the ASIMI schemes it was 8 percent for both years. Expected long-term return is calculated based on the estimated risk free interest rates at the balance sheet dates adjusted for the expected long-term yield on the different investment categories above the risk free rates, based on historical long-term yields and deducting expected administration costs.

The average expected remaining service lives at December 31, were as follows	2006	2005
REC ScanWafer AS:	16	22
REC SiTech AS:	17	18
REC ScanCell AS:	23	23
REC ASA:	20	20
ASIMI:	8	9

Number of employees in the defined benefit plans at December 31, were as follows	2006	2005
REC ScanWafer AS:	511	383
REC SiTech AS:	62	44
REC ScanCell AS:	103	70
REC ASA:	34	21
ASIMI:	691	700

Contributions expected to be paid to the defined benefit plans during 2007 are NOK 23 million for the Norwegian plans and NOK 3 million for ASIMI plans.

The expected contributions to the plans in 2007 and the following estimates are based on facts and circumstances at December 31, 2006. Actual results may materially deviate from these estimates. Changes in other assumptions that are not included in the table below may also materially affect the liabilities and expenses. These include risk tables for death and disability that are based on advice in accordance with published statistics and experience in each territory. The expected total pension expense for 2007 for the Norwegian benefit plans, based on the assumptions and members of the plan as of year-end 2006, is NOK 48 million. Of this, current service cost is estimated to NOK 41 million. Gross pension obligations for the Norwegian benefit plans as of year-end 2006 were NOK 124 million. The table below shows an estimate of the potential effects (percentage) of changes (percentage points) in the key assumptions for the defined benefit plans in Norway on gross retirement benefit obligations at December 31, 2006 and current service cost for 2007:

	Discount rate		Future salary increase		Social Security base amount (G)		Annual adjustments to pensions		Turnover	
Change in assumptions*	+1%	-1%	+1%	-1%	+1%	-1%	+1%	-1%	+4%	-4%
Estimated effect	-24%	+35%	+30%	-19%	-6%	+11%	+18%	-11%	-19%	+41%

* Percentage points.

For the ASIMI benefit plans there would be no effect of changes in future salary increase, change in the social security base amount, annual adjustments to pensions or turnover. A 1 percentage point increase (decrease) in discount rate is estimated to decrease (increase) the pension obligation by NOK 20 million (25 million) and affect pension cost for 2007 by NOK 0.5 million.

20 PROVISIONS, TRADE PAYABLES AND OTHER NON-INTEREST BEARING LIABILITIES

(NOK in thousand)

Current	2006	2005
Trade payables	435 701	257 600
Other non-interest bearing liabilities and provisions	224 261	397 710
Total trade payables and other liabilities	659 962	655 310

Non-current	2006	2005
Provisions	24 379	5 844
Other non-interest bearing liabilities *	177 610	229 817
Total provisions & other non-interest bearing liabilities	201 989	235 661

* Other non-interest bearing non-current liabilities consist primarily of a long-term delivery contract that was fair valued in the purchase price allocation of ASIMI. As it has a negative value it is not classified as an intangible asset. The fair value assessment is recognized as an operating expense over 5 years from August 2005.

Specification of provisions

(NOK in thousand)	Warranties	Other provisions	Total
At January 1, 2006	7 664	3 015	10 679
Additional provisions	17 993	2 169	20 162
Unused amounts reversed	0	-2 077	-2 077
Used during the year	0	-425	-425
At December 31, 2006	25 657	2 682	28 339

Distribution of total provisions at December 31, 2006

Provisions current	3 960
Provisions non-current	24 379
Total provisions	28 339

A provision is a liability of uncertain timing or amount. See note 4 for more information about warranties.

21 GOVERNMENT GRANTS

(NOK in thousand)	2006	2005
Recognized in balance sheet - grants related to assets	6 126	18 593
Recognized in the income statement - grants related to income	11 046	9 104
Total	17 172	27 697

Grants are recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate. Grants related to assets are recognized to the incomes statement at the same time as depreciation of the related assets, and is not included in the second line in the table above. Grants related to income are grants that compensate period expenses.

A government grant is not recognized until there is reasonable assurance that the entity will comply with the conditions attaching to it, and that the grant will be received. For parts of the government grants related to assets there are some restrictions that must be complied with.

EverQ was acquired at December 19, 2006. EverQ had recognized significant government grants related to purchase of property, plant and equipment. EverQ's grants recognized prior to the acquisition are not included in the table above. Conditions for EverQ are to keep the fixed asset over a period of 5 years and to achieve an agreed number of employees.

22 OTHER OPERATING EXPENSES

(NOK in thousand)	2006	2005	2004
Energy and water expenses	350 540	204 558	76 393
Operating, service and maintenance costs	157 522	117 621	66 823
Operating lease expenses	24 384	10 685	6 841
Other	429 332	264 591	142 734
Total other operating expenses	961 778	597 455	292 791

Other consists of consultancy and external personnel, freight, IT, telephone, travel cost, insurance cost, property taxes and other costs for the operations and administration. It also includes a cost reduction related to amortization of the negative value of a delivery contract, see note 20.

Auditor's remuneration expensed in 2006

(NOK in thousand)	Audit and audit related services	Other non-audit services
KPMG	6 715	4 612

Amounts are exclusive of VAT.

Audit fees related to the share capital increase recognized directly to equity amounts to NOK 2,191 thousand (before income tax), and is not included in the amounts above.

Audit and other audit related services contain: Audit work related to Norwegian auditing standard RS 700, to give unqualified opinion regarding the financial statements; audit work related to tax form signature according to RS 801; audit work related to confirmations according to RS 802.

Other non-audit services contain: Technical assistance related to transition to IFRS; work related to purchase price allocations; other technical assistance during the year related to accounting issues.

23 EMPLOYEE BENEFIT EXPENSES

(NOK in thousand)	2006	2005	2004
Payroll	510 422	330 928	205 064
Bonus and sales commissions	49 499	27 045	2 818
Social security tax	87 906	64 584	32 953
Pension costs incl. social security tax	42 986	-17 552	18 888
Other employee related costs	-22 863	4 849	2 273
Total employee compensation and benefit expenses	667 950	409 854	261 996

The number of permanent employees during 2006 measured in man-years was 1,347 (2005: 879). Number of permanent employees at December 31, 2006 was 1,385 (2005: 1,101). In addition EverQ had 460 employees at December 31, 2006.

Included in other employee related costs for 2006 is a cost reduction of almost NOK 50 million before tax, due to the termination of part of employee benefit plans in REC Advanced Silicon Materials LLC (ASiMI). The termination had no cash effect. Included in pension costs for 2005 is a curtailment gain of NOK 42 million.

24 FINANCIAL INCOME AND EXPENSES

(NOK in thousand)	2006	2005	2004
Share of loss of associates	18 330	7 052	1 578
Interest income	-164 173	-6 261	-1 440
Interest expenses			
-Convertible bond	20 971	76 789	20 529
-Other borrowings	146 556	75 779	26 936
Capitalization of borrowing cost	-33 799	-6 996	-1 391
Impairment of financial assets	0	0	6 715
Other financial expenses	14 772	0	0
Total financial expenses	148 500	145 572	52 789
Total exchange differences	50 232	-68 036	1 372
Net gain/loss derivatives	-18 640	0	0
Fair value & foreign exchange effect on convertible loans (see note 27)	796 219	493 037	-6 123
Net financial items	830 468	571 364	48 176

Borrowing costs included in the cost of qualifying assets during 2006 was primarily related to REC Silicon (USA) at an effective interest rate of approximately 7 percent and REC Wafer (Norway) at an effective interest rate of approximately 4 percent.

25 EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing the profit/loss attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year, excluding treasury shares (see note 15).

(NOK in thousand)	2006	2005*	2004*
Profit/loss attributable to equity holders of the company	458 330	3 923	-6 089
Weighted average number of ordinary shares in issue (in thousand)	442 939	301 820	254 860
Basic earnings/loss per share (NOK per share)	1.03	0.01	-0.02

* Adjusted for share split 1:20 in April 2006.

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate change in fair value and interest expenses less the tax effect. The calculation shows that the conversion of the convertible debt is not dilutive given the significant fair value adjustment included in determining profit for the year, as it does not decrease basic earnings per share.

(NOK per share)	2006	2005*	2004*
Diluted earnings per share	1.03	0.01	-0.02

* Adjusted for share split 1:20 in April 2006.

26 DIVIDENDS PER SHARE

Due to the growth strategy and aggressive expansion plans the Board believes that the funds can be put into best use within the company, and therefore do not propose any dividends to be paid out to the Shareholders for 2006, as in 2005 and 2004.

27 CONVERTIBLE LOANS

EUR 31 million convertible loan

(NOK in thousand)	2006	2005
Carrying amount of liability at January 1	611 772	255 393
Fair value change in equity January 1, 2005 (implementation of IAS 39)*	0	49 918
Change in fair value recognized in the income statement*	347 645	306 461
Converted to equity in the period *	-959 417	0
Carrying amount of liability at December 31	0	611 772

USD 140 million convertible loan

(NOK in thousand)	2006	2005
Carrying amount of liability at January 1	1 099 656	0
Carrying amount of liability on issue	0	913 080
Change in fair value recognized in the income statement *	448 574	186 576
Converted to equity in the period *	-1 548 230	0
Carrying amount of liability at December 31	0	1 099 656
Total	0	1 711 428

* Amounts before tax.

During 2006, the convertible loans have been fully converted into shares in REC ASA, increasing equity.

The Company issued a convertible EUR loan on September 24, 2003, amounting to EUR 31 million with an interest rate of 7.9 percent p.a. The loan holders had rights to convert their loan in part or as a whole at any given time before March 31, 2006 at NOK 118 per share (corresponding to NOK 5.9 per share after the April 2006 1:20 share split). All bondholders exercised their right to convert the loan on March 31, 2006. The conversion resulted in issuance of 43,405,260 new shares adjusted for the 1:20 share split.

The company entered into a second convertible loan agreement on July 13, 2005, for USD 140 million with an interest rate of 8 percent p.a. and a conversion right equal to NOK 255 per share (corresponding to NOK 12.75 per share after the share split). The USD loan could be converted to shares on four defined dates during 2006, the latest conversion date being on December 1. All bond holders exercised their right to convert the loan during 2006, primarily on March 13. The conversion resulted in issuance of 73,447,682 new shares adjusted for the share split.

As NOK is the functional currency of REC ASA, and both convertible loans were denominated in foreign currencies, the loans have been accounted for as financial liabilities. IAS 39 *Financial Instruments* requires that the net proceeds from the issue of the convertible loan notes are split between the liability element (the base loan) and an embedded derivative (the option to convert into shares). The embedded derivative represents the fair value of the embedded option to convert the liability into equity of the group. Normally this split is made at inception with the value of the embedded derivative being recorded to equity. However, as the convertible loans were denominated in foreign currencies, following IFRIC guidance, the embedded derivative has been recorded as a liability. This also means that the fair value of the embedded derivative has been estimated at each reporting date, with the changes in fair value being recognized in the income statement.

00200

Before the REC Group was listed on Oslo stock exchange in May 2006, the fair value of the embedded derivatives was calculated by independent brokers. The share price was estimated as follows: the expected share price on the relevant dates was estimated based on historical transactions for the Company shares, modified by a peer group of comparative companies that are listed on stock exchanges. This share price was used as an input to the Black-Scholes formula that estimates the expected share price at the date of conversion. In addition to the share price, the model inputs were the exercise prices in the bonds, expected volatility of the Company share price over the bond's lifetime and a risk free interest rate. Volatility was based on the peer group of comparative companies. The estimate of fair value took into account foreign exchange rates.

At the date of issue of the convertible loans, the 'base loan' element was recorded at a value that was lower than the amount that was due to be repaid on maturity date. The loans accreted to the full value over the life of the loan based on the effective interest rate method, adjusted to reflect the changes in foreign exchange rates. This accretion has been included within the fair value change recorded in the income statement.

28 RESEARCH AND DEVELOPMENT EXPENSES

(NOK in thousand)	2006	2005	2004
Research and development expenses	82 989	50 414	60 166

The research and development activities consist of continuous development of current production processes and equipment as well as next generation production technologies designed to reduce silicon cost, enhance quality while reducing wafer thickness, improve cell and module efficiency, and reduce production cost throughout the value chain.

29 COMMITMENTS, GUARANTEES AND PLEDGES

The purchase obligation amounts consist of items for which the REC Group is contractually obligated to purchase from a third party at December 31, 2006. These amounts only constitute the contracted minimum portion of the REC Group's expected future costs. Operating lease payments are shown in a separate table below. Repayment of debt, including finance leases, is shown in note 17.

The amounts presented in the table will not provide a reliable indication of the REC Group's expected future cash outflows on a stand-alone basis. For the purpose of identifying and accumulating purchase obligations, the REC Group has included all contracts that are legally binding and specify all significant terms, including fixed or minimum amounts or quantity to be purchased and the approximate timing of the transaction. For those contracts involving a fixed or minimum quantity but variable pricing, the REC Group has estimated the contractual obligation based on its best estimate of pricing that will be in effect at the time the obligation is incurred.

Contractual payment obligations at December 31, 2006

		Distribution of payments					
(NOK in thousand)	Total*	2007	2008	2009	2010	2011	After 2011
Purchase of goods and services	1 659 864	434 957	174 491	171 181	168 844	114 855	595 536
Capex – property, plant and equipment	1 520 334	1 431 767	88 567	0	0	0	0
Total **	3 180 198	1 866 724	263 058	171 181	168 844	114 855	595 536

* Payments are undiscounted.
** Total commitments include NOK 300 million for the REC Group's 33.33 percent of EverQ's total commitments for 2007, of which NOK 180 million relate to capital expenditure. Amounts do not include EverQ's committed purchases from the REC Group.

The purchase of goods and services is primarily related to commodity purchase contracts in REC Silicon, capacity contracts in REC Silicon and REC Wafer and minimum future payments of property taxes in REC Silicon.

Commodity contracts are agreements for the delivery of energy and natural gas along with chemicals, other specialty gases, and raw materials utilized in the REC Group's manufacturing process.

Capacity contracts are agreements that provide rights to the output of a specified facility. At the end of 2006, REC Silicon entered into a capacity contract with total contractual future payments of NOK 290 million related to the purchase of certain gases that will be utilized in its manufacturing process. The agreement provides REC Silicon with the right to the output of a specific facility, which is being constructed to serve the production needs associated with the Moses Lake plant expansion. These obligations are included in the table above. At year-end 2006, the company was not able to determine the respective fair values of the lease and commodity output elements of the contract, and was not able to separate these elements in order to evaluate the arrangement and determine if it is in substance an operating or finance lease. The facility is currently under construction and the assets are not expected to be placed in service or fully operational before November 1, 2007.

The estimated fair value of the lease part of a capacity contract in REC Wafer is reported as lease, primarily finance lease. The related facility and equipment was put into operation at the end of 2006. The estimated fair values of the goods and services (non-lease elements) are included in the table above. The payment for the non-lease elements may change somewhat, among other things according to the output and efficiency of the production process.

Certain property tax payments in REC Silicon are included whereby the company operates one of its facilities in an area designated by the taxing authorities as a special industrial financing district. The payments associated with these property taxes are expected to be made through the period ending December 31, 2022. The total undiscounted amount of these payments is NOK 220 million.

Capex is capital expenditure; purchase of assets that are to be capitalized and used for more than one period. Capex - property, plant and equipment at December 31, 2006, was primarily related to the expansion project in the USA, the cell production in Norway and the second EverQ plant in Germany (the REC Group's 33.33 percent share).

Operating leases

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(NOK in thousand)	At December 31, 2006
Not later than 1 year	29 611
Later than 1 year but not later than 5 years	55 689
Later than 5 years	19 801
Total	105 101

Contractual sales agreements

For 2007, most of the production from REC Wafer and REC Silicon is to be used in the REC Group's own production or contracted to be sold externally. For years beyond 2007, contracted sales and planned increase in own use depends partially on successfully building up of new capacity that has been decided on. For the four year period 2007 to 2010, aggregate external and internal sales in REC Wafer covers approximately 80 percent of the aggregated existing production volume and approved expansions. The same amount for REC Silicon is close to 90 percent. Contracted sales from REC Silicon outside the REC Group's own wafer production is primarily electronic grade contracts and to the jointly controlled entity EverQ.

Guarantees

REC ASA has provided a guarantee limited to NOK 74 million for the EverQ bank financing. In addition, REC had shareholder's loans to EverQ totaling EUR 16 million (NOK 132 million) at December 31, 2006.

Pledges

REC Silicon has through an external bank issued letters of credit available to provide credit enhancement and has provided liquidity support for certain commodity purchase agreements as well as other activities related to capital expansions and investments. REC Solar Grade Silicon LLC has pledged inventory and receivables in relation to a USD 8 million Letter of Credit Facility under which letters of credit for USD 6 million have been issued. Carrying value of total inventory and receivables of REC Silicon was USD 63 million at December 31, 2006. REC Silicon Inc has pledged USD 22.7 million of cash, (reported as part of the restricted cash in note 14) for certain property tax payment described above as part of contractual payment obligations. A government grant with unamortized value of SEK 4 million is secured by the total assets of REC ScanModule AB. Carrying value of total assets of REC ScanModule AB was SEK 403 million at December 31, 2006. EverQ has pledged EUR 7.5 million of their fixed assets (REC's 33.33 percent share) at December 31, 2006 for bank borrowings of EUR 2.3 million (the REC Group's 33.33 percent share).

30 BUSINESS COMBINATIONS

There were no business combinations in 2006.

For information regarding the acquisition of the jointly controlled entity EverQ in 2006, see note 9.

On August 1, 2005, the REC Group acquired a 100 percent interest in Advanced Silicon Materials LLC ("ASiMI"), from Komatsu Ltd. ("Komatsu"). While Komatsu retains a 25 percent minority interest in ASiMI through 2010, it does not retain any voting rights or rights to dividends. It receives instead a fixed periodic payment in respect of its holdings. REC accounts for Komatsu's minority interest in ASiMI as a non-current liability, see note 17.

ASiMI's facilities are located in Butte, Montana. ASiMI contributed revenues of NOK 564 million and profit before tax of NOK 214 million to the REC Group for the period from August 1, 2005 to December 31, 2005. At the same date, the REC Group acquired the remaining 30 percent of the share capital of Solar Grade Silicon LLC (SGS), making it a 100 percent subsidiary. SGS was proportionately consolidated until it became a 100 percent owned subsidiary. As SGS became a subsidiary, assets and liabilities previously recorded had to be restated to fair value with an adjustment to equity of NOK 134 million.

Details of net assets acquired and goodwill related to the 2005 purchase of ASiMI and SGS are as follows

(NOK in thousand)	
Purchase consideration:	
- Cash paid	1 931 013
- Direct costs relating to the acquisition	22 918
Total purchase consideration	1 953 931
Increased values in the business combination recorded to equity	134 117
Estimated fair value of net assets acquired	1 876 910
Goodwill (see note 7)	211 138

The goodwill is attributable to the expected profitability of the acquired business and the significant planned synergies.

The assets and liabilities arising from the acquisition are as follows (NOK in thousand)	**Estimated fair value**	**Acquiree's carrying amount**
Cash and cash equivalents	230 925	230 925
Property, plant and equipment	2 182 527	1 115 688
Intangible assets	232 497	65 043
Inventories	125 864	125 864
Receivables	85 287	88 683
Payables	-153 223	-153 223
Retirement benefit obligations (see note 19)	-95 438	-95 438
Other employee benefits	-30 517	-30 517
Negative value delivery contract (see note 20)	-189 837	0
Borrowings (see note 17)*	-471 977	-497 483
Net deferred tax liability	-39 198	0
Net assets acquired	1 876 910	849 542

*Primarily amounts due to Komatsu. The difference to the amounts shown in note 17 is primarily effects of the USD/NOK exchange rates.

The purchase price allocation (PPA) was finalized in 2006. According to IFRS 3 *Business Combinations*, the balance sheet amounts at the time of the acquisition were adjusted to reflect the effects of the final PPA. Due to the final PPA, total assets increased by approximately NOK 270 million at the time of acquisition (difference to amount in note 2.23 is currency effects), primarily due to recognition of intangible assets and goodwill of NOK 84 million. Liabilities increased primarily due to recognition of negative value of a delivery contract and deferred tax liabilities. Equity was reduced by NOK 26 million due to the revaluation of net assets for the 70 percent of SGS that REC owned prior to the business combination. The PPA was finalized at July 1, 2006. The net effect on income of the final PPA for the period August 1, 2005 to July 1, 2006 was insignificant, and was recognized in one line item in the income statement for 2006.

Intangible assets at acquisition included customer relationships, Silane and Fluid Bed Reactor technology, see note 7. Negative value on a long-term delivery contract is recognized to income over a period of 5 years, see note 20.

In addition to the above, on July 1, 2005, the REC Group acquired the remaining 88 percent of SiTech AS, a monocrystalline ingot producer located in Glomfjord next to the existing REC Wafer plant, making it a 100 percent subsidiary. Out of the total consideration paid for this acquisition of NOK 24,570 thousand, NOK 5,460 thousand was paid in cash. On July 8, 2005, the Company issued 26,000 and 50,440 new shares (not adjusted for the 2006 share split) to Hafslund Venture and Good Energies Investments, respectively, at a price of NOK 250 per share for total non-cash considerations settlement for SiTech AS. Goodwill arising on this acquisition was NOK 12 million. Remaining minor acquisitions, considerations paid in cash, amounts to NOK 10 million. Estimated fair value of property, plant and equipment related to these acquisitions amounts to NOK 35,503 thousand.

If the acquisitions described above had occurred at January 1, 2005, the REC Group revenues would have been NOK 3,220 million and profit for the year would have been NOK 44 million. See pro forma information related to the ASiMI purchase in note 31. In connection with the acquisitions, the REC Group incurred termination costs of NOK 7 million and recognized a pension settlement benefit of NOK 42 million, both of which were reflected in the 2005 income statement. For the acquisitions described above, the cash payments were as follows:

(NOK in thousand)	**2005**
Purchase consideration settled in cash	1 969 585
Cash and cash equivalents in subsidiaries acquired	-234 899
Cash payment on purchase of subsidiaries, net of cash purchased	1 734 686

31 PRO FORMA (UNAUDITED)

The following unaudited pro forma financial information for the year ended December 31, 2005 is prepared to illustrate the effect on the REC Group results due to the acquisition of ASiMI in 2005, as if the transactions had occurred at January 1, 2005.

This information does not represent the company's actual financial position or results, and is not necessarily indicative of the results that would have been attained if the acquisition had occurred at January 1, 2005.

The acquisitions of the remaining 30 percent interest in Solar Grade Silicon LLC on August 1, 2005 and the remaining 88 percent interest in SiTech AS on July 1, 2005, are not considered to be significant and therefore adjustments have not been made to reflect the impact of these acquisitions.

The pro forma financial information below has been prepared based on the following assumptions and adjustments:

- The results of ASiMI from August 1, 2005 to December 31, 2005 are already included within the IFRS group income statement. Therefore, pro forma adjustments are required to include the results of ASiMI from January 1, 2005 to July 31, 2005.
- Earnings before financial items, taxes, depreciation and amortization have been increased to include 7 months of earnings from January 1, 2005 to July 31, 2005.
- Transactions within the REC Group have been eliminated on a 100 percent basis throughout the entire period.
- Depreciation and amortization has been recalculated by class of asset giving a combined 7 month charge of NOK 84 million.
- The acquisition was financed with a convertible loan from existing shareholder of USD 140 million and senior debt from DnB NOR and ABN Amro of USD 170 million. Average interest rates for the two loans combined have been calculated at 6.08 percent. The total interest expense calculated for the 7 months of 2005, as if the non-current loans were in place at January 1, 2005, on the same interest terms, is NOK 88 million.
- The tax rate used is 34 percent, which represented the local tax rate faced by REC Silicon related to ASiMI in this period and is estimated to be NOK 15 million for 7 months in 2005.
- Exchange rate for USD to NOK has been assumed at year end rate on all adjustments.
- The pro forma income statement has not been adjusted for the impact of termination cost of NOK 7 million, and pension settlement gain of NOK 42 million following the acquisition of ASiMI.

Pro forma Group income statement (condensed) (NOK in thousand)	**Year 2005**	**Pro forma adjustment**	**Year 2005 pro forma**
Total revenues	2 453 916	675 256	3 129 172
Earnings before interest taxes, depreciation and amortization	830 181	216 991	1 047 172
Earnings before interest and taxes	601 447	132 916	734 363
Profit/(loss) before tax	30 083	44 993	75 076
Profit/(loss) before the year	3 923	29 695	33 618

	Reported year 2005	**Pro forma effect**	**Pro forma year 2005**
Basic earnings per share (NOK per share)*	0.01	0.10	0.11

* Adjusted for the share split 1:20 in April 2006.

32 RELATED PARTY TRANSACTIONS

The group has related party relationships with its subsidiaries that are consolidated and transactions are eliminated, associates, joint ventures and with its Group management and Board of Directors and principle shareholders.

The principle shareholders in REC ASA, that had significant influence over the REC Group were Good Energies Investments B.V. (December, 31, 2006: 34.4 percent, 2005: 39.6 percent), Elkem AS and Orkla ASA (December, 31, 2006: 27.5 percent, 2005: 24.6 percent) and Hafslund Venture AS (December, 31, 2006: 21.3 percent, 2005: 23.7 percent). The ultimate parent companies of theses shareholders were: Good Energies Investment BV was owned by COFRA Holding Aktiengesellschaft (Switzerland); Elkem AS was owned by Orkla ASA (Norway); and Hafslund Venture AS was owned by Hafslund ASA (Norway). In 2006, REC had insignificant purchase/sales from/to related parties, in the normal course of business.

I) Key management compensation etc.

Group management and Board of Directors' compensation, ownership of REC ASA shares and loan agreements are shown in note 16.

ii) Loans from related parties

REC ASA had issued two convertible loans. During 2006 these loans were converted to equity. See Note 27 for more information about these loans and note 24 for interest on these loans.

The first convertible loan agreement was entered into on September 24, 2003, amounting to EUR 31 million. The REC Group's principal shareholders were the sole takers of this facility with the following split: Good Energies Investments B.V. (19.4 percent), Elkem AS (48.4 percent) and Hafslund Venture AS (32.2 percent). During 2006, this loan was converted in full.

The second convertible loan agreement was entered into on July 13, 2005, for USD 140 million. The REC Group's principal shareholders were the major providers of this facility with the following split: Good Energies Investments B.V. (38.1 percent), Elkem AS (27.2 percent) and Hafslund Venture AS (25.3 percent), the remaining part (9.4 percent) was largely held by the remaining smaller shareholders. This included Group management and Directors, see note 16. During 2006, this loan was converted in full.

As part of the financing of the acquisition of ASiMI in 2005, the REC Group entered into a USD 140 million 12 percent term loan facility that was to mature on December 1, 2006. Under this loan agreement between the REC Group and Good Energies Investments, Elkem and Hafslund Venture dated July 14, 2005 the REC Group pledged its shares of its subsidiary REC Silicon Inc as security. The lenders under the term loan facility were paid a commitment fee in the amount of 1.25 percent of the aggregate principal amount of the loan. This loan was prepaid in full on October 27, 2005 and the lenders issued releases for the pledged stock. The loan was replaced by a term loan and revolving credit facility entered into with external banks.

iii) Acquisitions from Related Parties

In May 2005, REC ScanWafer acquired NorFurnace AS from, among others, Good Energies Investments and Scatec AS. In July 2005, the REC Group acquired the remaining 88 percent of SiTech from, among others, Good Energies Investments, Hafslund Venture, Scatec AS and Hektor AS. Alf Bjørseth, the former CEO of the REC Group, and Reidar Langmo, a member of the REC Group management, had significant ownership interests in Scatec AS at the time of these sales. Hektor AS is owned by Halvor Svartdal, who at the time of these sales was a member of REC ASA's Board of Directors.

iv) Transactions with EverQ GmbH

EverQ became a jointly controlled entity at December 19, 2006. The REC Group has entered into a long-term delivery contract of polysilicon to EverQ. During 2006, the REC Group sold goods and services to EverQ for NOK 28 million, and had receivables on EverQ related to these deliveries of NOK 3 million at December 31, 2006. REC ASA has provided a guarantee limited to NOK 74 million on behalf of EverQ for EverQ's bank borrowings. At December 31, 2006, REC ASA had outstanding loans to EverQ of NOK 132 million, and had accrued interest of NOK 2 million on these loans.

33 EVENTS AFTER THE BALANCE SHEET DATE

No events after the balance sheet date December 31, 2006 that require disclosure have been identified.

BALANCE SHEET (NGAAP)
REC ASA

AT DECEMBER 31 (NOK IN THOUSAND)	Notes	2006	2005
ASSETS			
Non current assets			
Deferred tax asset	I	0	13 948
Machinery and equipment	C	9 130	0
Fixtures and fittings, tools, office machinery and similar assets	C	502	431
Property, plant and equipment		9 632	431
Shares in subsidiaries	G	1 187 091	1 030 316
Non current interest bearing receivables on subsidiaries		1 776 674	1 136 810
Shares in jointly controlled entity/associate	H	420 590	66 802
Non current interest bearing receivables on jointly controlled entity		11 121	0
Other investments	H	860	37 165
Investments		3 396 336	2 271 093
Total non current assets		3 405 968	2 285 472
Current assets			
Current interest bearing receivables on jointly controlled entity		121 099	0
Interest bearing overdraft facilities for subsidiaries		709 942	0
Trade receivables on subsidiaries		881	16 905
Trade receivables on others		36	541
Receivables on group contributions from subsidiaries		410 484	147 898
Other receivables on subsidiaries		112 683	37 792
Other receivables on jointly controlled entity/associate		2 444	0
Accrued revenues on subsidiaries		9 367	0
Other receivables		5 177	2 536
Derivatives	K	28 233	0
Current receivables		1 400 346	205 672
Cash and cash equivalents	B	6 703 274	59 366
Total current assets		8 103 620	265 038
Total assets		11 509 588	2 550 511

BALANCE SHEET (NGAAP)
REC ASA

AT DECEMBER 31 (NOK IN THOUSAND)	Notes	2006	2005
EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	J	494 172	304 319
Capital not registered	J	13 129	0
Own shares	J	0	-225
Share premium reserve	J	8 253 714	453 248
Contributed capital	J	283 056	283 056
Paid in capital		9 044 071	1 040 398
Other equity and retained earnings	J	460 752	104 943
Total shareholders' equity		9 504 823	1 145 341
Non current liabilities			
Interest bearing liabilities to financial institutions	F	1 876 535	0
Retirement benefit obligations	D	10 012	4 636
Deferred tax liabilities	I	5 527	0
Total non current liabilities		1 892 074	4 636
Current liabilities			
Interest bearing liabilities to financial institutions		0	3 843
Interest bearing convertible loans	F	0	1 195 153
Trade payables to subsidiaries		1 489	0
Trade payables to others		4 283	1 391
Current tax liabilities	I	75 605	0
Social security, VAT and other taxes		1 391	2 251
Liabilities to subsidiaries		8 384	147 160
Liabilities to jointly controlled entity		2 104	0
Accrued expenses		16 256	0
Other current liabilities		3 179	50 736
Total current liabilities		112 691	1 400 534
Total liabilities		2 004 765	1 405 170
Total equity and liabilities		11 509 588	2 550 511

Høvik, March 21, 2007

Tore Schiøtz
Chairman of the Board

Marcel Egmond Brenninkmeijer
Member of the Board

Ole Enger
Member of the Board

Roar Engeland
Member of the Board

Susanne Elise Munch Thore
Member of the Board

Line Geheb
Member of the Board

Karen Helene Ulltveit-Moe
Member of the Board

Erik Thorsen
President and CEO

INCOME STATEMENT (NGAAP)
REC ASA

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	Notes	2006	2005	2004
Revenues from subsidiaries		12 309	6 875	4 900
Revenues from others		0	1 104	1 365
Total revenues		12 309	7 979	6 265
Purchase of goods		0	-117	-2
Employee benefit expense	D	-51 447	-31 460	-14 554
Depreciation	C	-481	-168	-242
Other operating expenses	E	-41 077	-20 148	-13 796
Operating loss (EBIT)		-80 696	-43 914	-22 329
Group contributions		410 484	147 898	0
Interest received from subsidiaries/joint ventures		153 490	60 903	1 860
Interest income on investment funds		104 058	0	0
Other interest income		35 074	2 152	1 075
Impairment of financial assets		0	0	-455
Interest expenses on convertible bonds		-20 971	-76 789	-20 529
Other interest expenses		-81 812	-113	0
Currency gain/loss on convertible bonds		11 738	-26 680	6 123
Other currency gains/losses		-64 630	40 402	-1 571
Net gains on derivatives	K	28 233	0	0
Profit/loss before taxes		494 968	103 859	-35 826
Income tax expense/benefit	I	-138 535	-29 148	13 207
Profit/loss for the year		356 433	74 711	-22 619
Profit/loss for the year is distributed as follows:				
Other equity	J	356 433	74 711	-22 619
Total distributed		356 433	74 711	-22 619

CASH FLOW STATEMENT (NGAAP)
REC ASA

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	Notes	2006	2005	2004
Cash flow from operating activities				
Profit/loss before tax		494 968	103 859	-35 826
Taxes paid		0	0	0
Depreciation and amortization		481	168	242
Impairment financial assets		0	0	455
Changes in trade receivables		-75 854	-15 176	4 711
Changes in trade payables		-164 209	-2 560	1 903
Effects of group contributions		-410 484	-147 898	0
Effects of exchange differences		59 000	26 680	0
Changes in other accrued income and expenditure		3 855	10 894	12 727
Net cash flow from operating activities		-92 243	-24 033	-15 788
Cash flow from investing activities				
Cash payment for shares		-319 567	-130 846	-127 301
Proceeds from finance receivables		254 347	-1 010 091	0
Purchase of equipment		-9 682	-355	-113
Net cash flow from investing activities		-74 902	-1 141 292	-127 414
Cash flow from financing activities				
Increase in current and non-current loans		33 382	913 080	73 274
Repayment of current and non-current loans		0	0	-1 830
Proceeds from issuance of shares, net of costs paid		6 777 671	34 000	308 874
Net cash flow from financing activities		6 811 053	947 080	380 318
Net change in cash and cash equivalents		6 643 908	-218 245	237 116
Cash and cash equivalents at January 1	B	59 366	277 611	40 495
Cash and cash equivalents at December 31	B	6 703 274	59 366	277 611

NOTES TO THE FINANCIAL STATEMENTS
REC ASA

NOTE		PAGE	NOTE		PAGE
A	Summary of significant accounting principles and general	110	G	Shares in subsidiaries at December 31, 2006	112
B	Cash and cash equivalents	110	H	Jointly controlled entity, associate and other investments	113
C	Property, plant and equipment	111	I	Income taxes	113
D	Employee benefints	111	J	Equity	114
E	Other operating expenses	112	K	Derivatives	114
F	Liabilities to financial institutions and convertible loans	112	L	Research and development	114

A SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND GENERAL

REC ASA is a holding company and contains parts of the Group Management, corporate functions, research and development, business development and the REC Group's inhouse bank. These activities were scaled up during 2006 due to increased activity and complexity of the REC Group, including listing on the Oslo Stock Exchange. In May 2006, REC ASA carried out a capital increase in connection with the Initial Public Offering and listing on the Oslo Stock Exchange. During 2006, all convertible loans were converted to equity, primarily in March. In March 2006, REC ASA made a refinancing of the REC Group. From 2006, REC ASA conducts the main part of the external debt financing in the REC Group and provides loan to, and receives placements of liquid assets from Group companies. See note 17 to the consolidated financial statements. Revenues comprise sale of Group services to REC subsidiaries, primarily on a cost plus basis.

The financial statements of REC ASA have been prepared in compliance with the Norwegian Accounting Act and Norwegian generally accepted accounting principles in effect at December 31, 2006. The functional and reporting currency of REC ASA is Norwegian Krone (NOK). The consolidated financial statement of the REC Group has been prepared in accordance with IFRS. However, except as stated, REC ASA's accounting principles are primarily similar to the accounting principles for the REC Group, as described in the consolidated financial statements. Where the notes for the parent company are substantially different from the notes for the Group, these are shown below. Otherwise, refer to the notes to the consolidated financial statements for the Group.

The main difference to the accounting principles for the REC Group is that the convertible loans have not been fair valued in REC ASA's financial statements. In the consolidated financial statements, the foreign exchange and fair value adjustments have been expensed and, at conversion of the loans, these effects have been recognized as an increase in equity. In REC ASA's financial statements, the foreign exchange effect has been included, but not the fair value adjustments. Group contributions and dividends that are subject to approval by the Annual General Meetings are for the consolidated accounts recognized at time of approval. For REC ASA's financial statements, these are recognized in the fiscal year it relates to. For REC ASA this is relevant for Group contributions receivable from subsidiaries. In REC ASA's financial statements, subsidiaries, jointly controlled entities and associates are carried at the lower of cost and estimated fair value. In the consolidated accounts, these are consolidated, proportionately consolidated and accounted for using the equity method, respectively.

B CASH AND CASH EQUIVALENTS

(NOK in thousand)	2006	2005
Bank deposits	1 099 216	59 366
Money market funds	5 604 058	0
Total cash and cash equivalents	6 703 274	59 366

During 2006, REC ASA established a guarantee through Nordea Bank covering tax deduction for employees.

Restricted cash at December 31, 2006 was NOK 13 million related to payments from REC employees in the USA for REC ASA shares to be issued in 2007. For debt facilities, see note 17 to the consolidated financial statements.

C PROPERTY, PLANT AND EQUIPMENT

(NOK in thousand)	License	Office equipment	Cars	Equipment	2006 Total	2005 Total
Cost at January 1	211	908	210	0	1 329	974
Additions	0	348	0	9 333	9 681	355
Disposals	0	0	0	0	0	0
Cost at December 31	211	1 256	210	9 333	11 010	1 329
Accumulated depreciation at December 31	211	754	210	203	1 378	898
Carrying value at December 31	0	502	0	9 130	9 632	431
Depreciation for the year	59	219	0	203	481	168
Estimated useful life, years	Up to 3	Up to 3	Up to 3	Up to 5		
Depreciation plan	Straight line	Straight line	Straight line	Straight line		

D EMPLOYEE BENEFITS

Employee benefit expenses

(NOK in thousand)	2006	2005	2004
Payroll	40 660	26 752	10 994
Social security tax	5 582	2 460	1 680
Pension expense incl. social security tax	3 907	1 872	1 727
Other employee related costs	1 298	376	153
Employee benefit expenses	51 447	31 460	14 554

The number of employees measured in man-years was 29 during 2006.

Total loans to employees in REC ASA were NOK 2,103 thousand. For compensation, loans and shareholdings for the Group management and Board of Directors see note 16 to the consolidated financial statements.

Pension expense

(NOK in thousand)	2006	2005	2004
Service cost	3 024	1 565	1 473
Interest cost	321	218	143
Expected return on plan assets (incl. administrative expense)	-211	-142	-102
Social security tax	442	231	213
Total expense for benefit plans	3 576	1 872	1 727
Expense for contribution plans	331	0	0
Total pension expense	3 907	1 872	1 727

Accumulated actuarial gains and losses recognized directly to equity at December 31

(NOK in thousand)	2006	2005
Gross before tax	7 906	3 579
Less tax	-2 214	-1 002
Total recognized directly to equity	5 692	2 577

Retirement benefit obligations in the balance sheet at December 31

(NOK in thousand)	2006	2005
Accumulated benefit obligations (excluding future salary increases)	8 191	5 778
Effect of expected future salary increase	6 650	2 237
Projected benefit obligations	14 841	8 015
Fair value of plan assets	-6 066	-3 952
Funded status	8 775	4 063
Accrued social security tax	1 237	573
Retirement benefit obligations	10 012	4 636

REC ASA's pension plan fulfills the requirements according to the Norwegian law: "Lov om obligatorisk tjenestepensjon". For information on assumptions used and description of the pension plan, see note 19 to the consolidated financial statements.

E OTHER OPERATING EXPENSES

Specification of other operating expenses

(NOK in thousand)	2006	2005	2004
Operating lease expenses	3 128	1 836	1 451
Audit remuneration	4 903	2 949	1 338
Consultancy fees	18 901	8 905	7 070
Travel costs	4 610	2 305	1 824
Marketing, representation, meeting and conference expenses	3 199	1 684	509
Insurance	858	192	28
Other office expenses	5 478	1 908	1 517
Loss on receivables	0	369	59
Total other operating expenses	41 077	20 148	13 796

Audit remuneration

(NOK in thousand)	2006
Audit	2 441
Audit related services	54
Tax related services	82
Other services	2 326
Total auditor's remuneration expensed in 2006	4 903

Amounts are exclusive of VAT.

Audit fees related to the share capital increase recognized directly to equity amounts to NOK 2,191 thousand (before income tax), and are not included in the amounts above. For description of the services, see note 22 to the consolidated financial statements.

Future payment obligations

The future aggregate minimum lease payments under non-cancellable operating leases are as follows

(NOK in thousand)	2006
Not later than 1 year	4 109
Later than 1 year but not later than 5 years	25 132
Later than 5 years	5 259
Total	34 500

In addition, REC ASA had committed future payments under service contracts of NOK 2,759 thousand at December 31, 2006.

F LIABILITIES TO FINANCIAL INSTITUTIONS AND CONVERTIBLE LOANS

For information regarding liabilities to financial institutions and convertible bonds, see notes 17 and 27 to the consolidated financial statements.

G SHARES IN SUBSIDIARIES AT DECEMBER 31, 2006

Company (NOK in thousand)	Ownership/ voting share	Business office	Carrying value
REC Silicon AS	100,0%	Bærum	223 132
REC ScanWafer AS	100,0%	Bærum	743 524
REC Solar AS	100,0%	Bærum	193 365
REC SiTech AS	100,0%	Meløy	27 070
Total			1 187 091

Except for REC SiTech AS, the subsidiaries own shares in other subsidiaries as described in their respective financial statements.

H JOINTLY CONTROLLED ENTITY, ASSOCIATE AND OTHER INVESTMENTS

Shares in jointly controlled entity and associate at December 31, 2006

(NOK in thousand)	Ownership/ voting share	Acquisition cost	Carrying value
EverQ GmbH, Thalheim, Germany	33.33%	342 016	342 016
CSG Solar AG, Thalheim, Germany	21.71%	78 574	78 574
Total		420 590	420 590

During 2006, REC ASA recognized interest income of NOK 2,413 thousand from EverQ and had invoiced expenses of NOK 40 thousand to CSG Solar. At December 31, 2006, REC ASA had provided a guarantee limited to NOK 74 million for EverQ's bank financing. For more information, see notes 8 and 9 to the consolidated financial statements.

Other investments
During 2006, EverQ GmbH, Thalheim, Germany became a jointly controlled entity.

I INCOME TAXES

Current tax:

(NOK in thousand)	2006	2005	2004
Profit before taxes	494 968	103 859	-35 826
Costs for the capital increase, recognized to equity	-149 950	0	0
Permanent differences	-201	242	596
Changes in temporary differences	-29 238	-637	426
Utilized loss carried forward	-45 560	-103 464	0
Basis for current tax	270 019	0	-34 804
Current tax liability at December 31 (28%)	75 605	0	0
28% tax of costs for the capital increase, recognized to equity	41 986	0	0
Total current tax expense for the year	117 591	0	0
Deferred tax expense / benefit	20 944	29 148	-13 207
Total tax expense / benefit for the year	138 535	29 148	-13 207

Specification of temporary differences

(NOK in thousand)	2006	2005
Fixed assets	1 509	-129
Receivables	9	512
Pension liability	-10 012	-4 636
Derivative not hedge accounting	28 233	0
Loss carried forward	0	-45 560
Total	19 739	-49 813
28% deferred tax assets (-) / liabilities (+)	5 527	-13 948

The difference beetween changes in deferred tax assets/liabilities in the balance sheet and the income statement is related to tax on equity transactions.

J EQUITY

(NOK in thousand)	Share capital	Capital not registered	Own shares	Share premium reserve	Contributed capital	Other capital	Total
Equity at December 31, 2005	304 319	0	-225	453 248	283 056	104 943	1 145 341
Converted debt to shares	116 853	0	0	1 066 938	0	0	1 183 791
Share issue – Initial Public Offering (gross proceeds)	73 000	13 129	0	6 841 492	0	0	6 927 621
Costs for share issue	0	0	0	-149 950	0	0	-149 950
Tax on costs for share issue	0	0	0	41 986	0	0	41 986
Acquiring of own shares	0	0	225	0	0	2 648	2 873
Actuarial losses on defined pension scheme	0	0	0	0	0	-4 327	-4 327
Deferred taxes on actuarial losses	0	0	0	0	0	1 212	1 212
Other changes (net of tax)	0	0	0	0	0	-157	-157
Profit for the year	0	0	0	0	0	356 433	356 433
Equity at December 31, 2006	494 172	13 129	0	8 253 714	283 056	460 752	9 504 823

Share capital at December 31, 2006 consist of 494,171,882 shares at par value NOK 1. On the Annual General Meeting on April 20, 2006, the shares in REC ASA were split 1:20 (with effect from April 21). There is one class of shares which all have the same voting rights. See note 15 to the consolidated financial statement for more information.

REC ASA's distributable equity at December 31, after allocations amounted to

(NOK in thousand)	2006	2005
Contributed capital	283 056	283 056
Other equity	460 752	104 943
Deferred tax assets	0	-13 948
Distributable equity	743 808	374 051

K DERIVATIVES

In the second quarter of 2006, REC ASA entered into currency contracts for the purchase of USD 200 million to hedge a portion of the future investment in the new polysilicon plant in Moses Lake, WA, USA. Hedge accounting has not been applied to this hedge. See note 11 to the consolidated financial statements.

L RESEARCH AND DEVELOPMENT

Research and development costs in REC ASA were NOK 14,103 thousand in 2006 (2005: NOK 3,394 thousand, 2004: NOK 0). All costs were expensed. REC ASA's corporate technology department conducts and coordinates research and development within the REC Group, primarily related to next generation technologies and enhancement of existing technologies. It is expected that research and development costs will create future profitability.

KPMG AS
P.O. Box 7000 Majorstuen
Sorkedalsveien 6
N-0306 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
Internet www.kpmg.no
Enterprise 935 174 627MVA

To the Annual Shareholders' Meeting of Renewable Energy Corporation ASA

AUDITOR'S REPORT FOR 2006

Respective Responsibilities of Directors and Auditors
We have audited the annual financial statements of Renewable Energy Corporation ASA as of 31 December 2006, showing a profit of TNOK 356 433 for the parent company and a profit of TNOK 458 330 for the group, including the proposal for the allocation of the profit. We have also audited the information in the Board of Directors' report concerning the financial statements and the going concern assumption. The annual financial statements comprise the parent company's financial statements and the group accounts. The parent company's financial statements comprise the balance sheet, the statements of income and cash flows and the accompanying notes. The group accounts comprise the balance sheet, the statements of income and cash flows, the statement of recognized income and expense and the accompanying notes. The rules of the Norwegian accounting act and good accounting practice in Norway have been applied to prepare the parent company's financial statement. The rules of the Norwegian accounting act and International Financial Reporting Standards as adopted by the EU have been applied to prepare the group accounts. These financial statements and the Board of Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on the other information according to the requirements of the Norwegian Act on Auditing and Auditors.

Basis of Opinion
We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and good auditing practice in Norway, including standards on auditing adopted by Den norske Revisorforening. These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and good auditing practice an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion,

- the parent company's financial statements are prepared in accordance with the law and regulations and give a true and fair view of the financial position of the parent Company as of 31 December 2006, the results of its operations and its cash flows for the year then ended, in accordance with the rules of the Norwegian accounting act and good accounting practice in Norway
- the group accounts are prepared in accordance with the law and regulations and give a true and fair view of the financial position of the Group as of 31 December 2006, the results of its operations, its cash flows and the statement of recognized income and expense for the year then ended, in accordance with the rules of the Norwegian accounting act and International Financial Reporting Standards as adopted by the EU
- the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information
- the information in the Board of Directors' report concerning the financial statements and the going concern assumption is consistent with the financial statements and comply with the law and regulations.
- the proposal for the allocation of the profit in the annual financial statements is in compliance with the law and regulations.

Oslo, 2 March 2007
KPMG AS

Arve Gevoll
State Authorized Public Accountant
Note: This translation from Norwegian has been prepared for information purposes only

ADDRESSES

REC ASA
Veritasvelen 14
PO Box 280
NO-1323 Høvik
Norway
Tel: +47 67 81 52 50
Fax: +47 67 81 52 01

REC ScanCell AS
Teknologivelen 4
PO Box 73
NO-8501 Narvik
Norway
Tel: +47 76 96 45 00
Fax: +47 76 96 45 01

REC ScanModule AB
Hillringsberg S-670 20
Glava
Sweden
Tel: +46 570 75 22 00
Fax: +46 570 75 22 01

REC Silicon Inc.
3322 Road "N" N.E.
Moses Lake
WA 98837
USA
Tel: +1 509 765 2106
Fax: +1 509 766 9325

REC Solar Grade Silicon LLC
3322 Road "N" N.E.
Moses Lake
WA 98837
USA
Tel: +1 509 765 2106
Fax: +1 509 766 9325

REC Advanced Silicon Materials LLC
119140 Rick Jones Way
Silver Bow, Montana 59750
USA
Tel : +1 406 496 9898
Fax: +1 406 496 9801

REC ScanWafer AS
Veritasvelen 14
PO Box 280
NO-1323 Høvik
Norway
Tel: +47 67 81 53 70
Fax: +47 67 81 53 77

REC ScanWafer AS
Herøya plant
Tormod Gjestlandsveg 31
NO-3908 Porsgrunn
Norway
Tel: +47 35 51 69 00
Fax: +47 35 51 69 01

REC ScanWafer AS
Glomfjord plant
Ørnesvelen 3
NO-8160 Glomfjord
Norway
Tel: +47 75 71 90 00
Fax: +47 75 71 90 13

REC SiTech AS
Ørnesveien 3
NO-8160 Glomfjord
Norway
Tel: +47 75 71 90 90
Fax: +47 75 71 90 80

Solar Vision (PTY) LTD.
Goud Street 58
Laboria 0704
Polokwane
South Africa
Tel: +27 15 293 2248
Fax: +27 15 293 2249

ORGANIZATION CHART



REC ASA
REC Silicon AS 100%
REC SiTech AS 100%
REC ScanWafer AS 100%
REC Solar AS 100%
CSG Solar AG
21.7%
EverQ GmbH
33.3%
REC Silicon Inc.
100%
REC Solar Grade Silicon LLC
100%
REC Advanced Silicon Materials LLC
100%*
REC ScanCell AS
100%
REC ScanModule AB
100%
Solar Vision (PTY) Ltd.
100%


REC
Renewable Energy Corporation ASA
Veritasveien 14
Postboks 280
No-1323 Høvik
Norway
Tel: +47 67 81 52 50
Fax: +47 67 81 52 01
www.recgroup.com

END

END